As filed with the Securities and Exchange Commission on January 20, 2010

Registration No. 333-149896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

SkyPeople Fruit Juice, Inc.
(Exact name of registrant as specified in its charter)

___________________________

Florida	2033	98-0222013
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi’an, PRC 710075
011-86-29-88377216
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

___________________________

Yongke Xue
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi’an, PRC 710075
011-86-29-88377216
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
650-493-9300

and

Laura H. Luo, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
38F, Unit 01-04 Jin Mao Tower, 88 Century Avenue Pudong New Area
Shanghai 200121 PRC
011-86-21-6165-1700

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement has been declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer
☐	Accelerated filer
☐	Non-accelerated filer
☒	Smaller reporting company

PROSPECTUS

SKYPEOPLE FRUIT JUICE, INC.

2,833,333 Shares of Common Stock

(underlying Series B Convertible Preferred Stock)

Offered by the Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,833,333 shares issuable to them upon conversion of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Stock”), issued to them in a private placement completed on February 26, 2008.

The selling stockholders may offer all or part of their shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

There is a limited market in our common stock. The shares are being offered by the selling stockholders in anticipation of the continued development of a secondary trading market in our common stock. We cannot give you any assurance that an active trading market in our common stock will develop, or if an active market does develop, that it will continue.

Our common stock is listed on the NYSE Amex Equities and trades under the symbol SPU. On January 4, 2010, the closing sale price of our common stock was $4.15.

Investing in our common stock involves risks. See “Risk Factors” on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2010

-i-

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our Common Stock, including shares they acquire upon exercise of their warrants, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our Common Stock. This prospectus will be updated and, as updated, will be made available for delivery to the extent required by federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling stockholders, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstance under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and updated prospectuses will be made available for delivery to the extent required by the federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

Currency

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to “yuan” or “RMB” are to the Chinese yuan (also known as the Renminbi). According to xe.com, as of January 6, 2010, $1 = 6.82860 yuan.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  This summary does not contain all of the information you should consider before investing in our Common Stock. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 20 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.  Unless the context otherwise requires, we use the terms “SkyPeople,” “Company,” “we,” “us” and “our” in this prospectus to refer to SkyPeople Fruit Juice, Inc., Pacific Industry Holding Group Co., Ltd. (“Pacific”), a wholly-owned subsidiary of SkyPeople organized under the laws of Vanuatu, and Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a 99%-owned subsidiary of Pacific organized under the laws of the People’s Republic of China (the “PRC”). All share and per share information concerning our Common Stock reflects a 1-for-328.72898 reverse stock split which became effective on May 23, 2008 and, unless the context indicates otherwise, a two - for - three reverse stock split which became effective on October 29, 2009 (the “Two-for-Three Reverse Split”).

The Company

Business Overview

In a series of transactions that closed on February 26, 2008, we acquired the business and substantially all of the assets of Shaanxi Tianren Organic Food Co., Ltd., a PRC company (“Shaanxi Tianren”). As a result of that acquisition, Pacific Industry Holding Group Co., Ltd. (“Pacific”) a Vanuatu corporation, became our wholly owned subsidiary. Pacific in turn owns 99% of the equity interest of Shaanxi Tianren. On May 23, 2008, we changed our name to SkyPeople Fruit Juice, Inc. to better reflect our business.

Through Pacific and Shaanxi Tianren, we are engaged in the production and sale of fruit concentrate, fruit juice beverages, and other fruit related products in and from the People’s Republic of China ("PRC" or "China").  Our fruit concentrates, which include apple, pear, and kiwifruit, are primarily exported via distributors to North America, Europe and the Middle East.  We sell our Hedetang brand bottled fruit juice beverages domestically, primarily to supermarkets in certain regions of the PRC. For the nine months ended September 30, 2009, our fruit concentrate, fruit juice beverages, and other fruit related products represented 49%, 36%, and 15% of our sales, respectively, as compared to 73%, 27% and 0%, respectively, for the nine months ended September 30, 2008.

We believe that we are currently one of the only companies able to produce specialty fruit juices on a large scale in China.  In addition, we believe that we are recognized as a leading specialty fruit juice producer in China. Specialty fruit juices are juices squeezed from fruits that are grown in a relatively low quantity. Specialty fruit juices include kiwifruit juice, mulberry juice, strawberry juice, and pomegranate juice.

We employ modern equipment and technology at our production facilities. Our equipment and technology help ensure product quality, control costs, and satisfy international juice standards such as ISO9001, Hazard Analysis and Critical Control Points (“HACCP”) and Kosher. Our production facilities are located near regional fruit production centers, which enable us to purchase directly from farmers and avoid the need to transport raw fruits over long distances. In turn, this helps reduce our transportation expenses and maintains high product quality by preserving freshness and reducing damage to the raw fruit in transit.

During the nine months ended September 30, 2009 and the year ended December 31, 2009, we produced 14,054 tons and 21,591 tons of fruit juice concentrate, respectively, 7,880 tons and 5,339 tons of fruit juice beverage, respectively, and 2,543 tons and 5,833 tons of fresh and other fruit related products such as kiwifruit seeds and apple aroma, respectively. As we expand our current production facilities and, to the extent we are able to acquire other companies in the fruit product industry, we will expand our fruit processing capacity and our annual yield to meet what we believe will be increasing customer demand.

Corporate History

We were initially incorporated in 1998 in Florida as Cyber Public Relations, Inc. for the purpose of providing internet electronic commerce consulting services to small and medium sized businesses. While we were operating under the name Cyber Public Relations, Inc. we never had any material operations or revenues. On January 21, 2004, pursuant to a Capital Stock Exchange Agreement between the stockholders of Environmental Technologies, Inc., a Nevada corporation, the Environmental Technologies stockholders transferred all of their shares of the Environmental Technologies stock to us in exchange for approximately 29,051 shares of our Common Stock.

As a result of the stock exchange discussed above, Environmental Technologies, Inc. became our wholly-owned subsidiary and the Environmental Technologies stockholders acquired approximately 97% of the issued and outstanding shares of our Common Stock. We changed the Company’s name from “Cyber Public Relations, Inc.” to “Entech Environmental Technologies, Inc.” Immediately following the exchange, Barron Partners LP (“Barron Partners”) acquired approximately 6,084 shares of our Common Stock and warrants for the purchase of approximately 21,750 shares of our Common Stock.  However, on September 30, 2004, Barron Partners agreed to the cancellation of all such warrants.

After our acquisition of Environmental Technologies, we operated through our wholly owned subsidiary, H.B. Covey, Inc., a business providing construction and maintenance services to petroleum service stations in the southwestern part of the United States of America and installation services for consumer home products in Southern California.

During July 2007, we entered into a Stock Sale and Purchase Agreement to sell H.B. Covey, Inc. for an aggregate selling price of $100,000 in cash which we were to receive by September 30, 2007, and approximately 5,475 shares of our Common Stock which we were to receive or cancel from the then chief executive officer and chief financial officer, Burr Northrop, by December 31, 2007. The sale of the business was for the book value of the property and equipment assets resulting in a gain of approximately $34,000. Under the terms of the sale, HB Covey, Inc. assumed certain liabilities. We completed the sale during July 2007 and received the $100,000 in cash from Burr Northrop by September 30, 2007 consistent with the Sale and Purchase Agreement. We received and cancelled the 5,475 shares during the quarter ended December 31, 2007 consistent with the Sale and Purchase Agreement.

Organizational History of Pacific Industry Holding Co., Ltd.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Until the consummation of the Share Exchange, Winsun Limited owned 10% of the outstanding capital stock of Pacific, China Tianren Organic Food Holding Company Limited owned 10% of the outstanding capital stock of Pacific and Fancylight Limited owned 80% of the outstanding capital stock of Pacific.

Organizational History of Shaanxi Tianren

Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”) was formed on August 8, 2001 under PRC law under the original name of Xi’an Zhonglv Ecology Science and Technology Industry Co., Ltd. On June 16, 2005, the name of Shaanxi Tianren was changed to its current name, Shaanxi Tianren Organic Food Co., Ltd. In December 2003, Shaanxi Tianren switched from its original business of researching, producing and distributing biodegradation starch resin aggregate to developing, producing and distributing concentrated fruit juices.

Currently, Shaanxi Tianren is engaged in the production and sale of fruit concentrate, fruit juice beverages, and other fruit related products in and from the PRC.

In September 2007, Pacific acquired 99% of Shaanxi Tianren’s shares. Shaanxi Tianren converted from a PRC domestic company to a foreign Joint Venture company by obtaining the approval of the PRC Ministry of Commerce.

As of the date of this prospectus, Shaanxi Tianren’s ownership structure is as follows:

Stockholder Name	Percentage
Pacific Industry Holding Group Co., Ltd.	99%
Yongke Xue	0.3%
Hongke Xue	0.3%
Xiaoqin Yan	0.2%
Yuan Cui	0.2%

Share Exchange and 2008 Private Placement Financing

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific from the shareholders of Pacific in a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. These transactions, collectively hereinafter referred to as “Reverse Merger Transactions,” were consummated simultaneously on February 26, 2008 and as a result of the consummation of these transactions, Pacific is now our wholly-owned subsidiary.

Pacific’s only business is acting as a holding company for Shaanxi Tianren, in which Pacific holds a 99% ownership interest. Currently, Shaanxi Tianren is engaged in the production and sale of fruit concentrate, fruit juice beverages, and other fruit related products in and from the PRC.

The following sets forth the material agreements that we entered into in connection with the Reverse Merger Transactions and the material terms of these agreements:

Share Exchange Agreement

On February 22, 2008, we entered into a Share Exchange Agreement with Pacific and all of the shareholders of Pacific (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the shareholders of Pacific agreed to exchange 100 ordinary shares of Pacific, representing a 100% ownership interest in Pacific, for 1,000,000 shares of a designated Series A Convertible Preferred Stock of the Company, par value $0.001 per share (the “Share Exchange” or the “Share Exchange Transaction”).

Stock Purchase Agreement

In connection with the Share Exchange Transaction, on February 25, 2008 we entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement” and the transactions contemplated under the Stock Purchase Agreement, the “2008 Private Placement”) with Barron Partners L.P. and Eos Holdings LLC (collectively, the “Investors”), pursuant to which we issued shares of our Series B Stock and warrants to purchase 7,000,000 shares of our Common Stock (the “Old Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000 (the “Purchase Price”).  On June 2, 2009, the Old Warrants were canceled in exchange for the issuance of certain new warrants to purchase an aggregate of 6,500,000 shares of our Common Stock to the Investors. Please refer to the section entitled “Exchange of Old Warrants for New Warrants” for more details of the warrant exchange transaction.

Under the Stock Purchase Agreement, we also agreed to deposit 2,000,000 shares of Series B Stock into an escrow account to be held by an escrow agent as make good shares in the event our consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009, were less than certain pre-determined target numbers.  As our pre-tax income and pre-tax income per share for the years ended December 31, 2007 and 2008 were more than such pre-determined target numbers, we were not required to deliver any such make good shares to any investor out of the escrow.

Representations; Warranties; Indemnification: The Stock Purchase Agreement contains representations and warranties by us and the Investors, which are customary for transactions of this type. The Stock Purchase Agreement also obligates us to indemnify the Investors for any losses arising out of any breach of the agreement or failure by us to perform with respect to the representations, warranties or covenants in the agreement.

Covenants: The Stock Purchase Agreement contains certain covenants on our part, including the following:

Preferred Stock: We may not issue any preferred stock or convertible debt for three years following February 26, 2008, the closing date of the Stock Purchase Agreement, for so long as the Investors shall continue to beneficially own 20% of the Series B Stock issued under the Stock Purchase Agreement.

Insider Selling: No person who is our officer, director or affiliate on February 26, 2008 or who becomes our officer or director subsequent to February 26, 2008, may sell any shares of our Common Stock in the public market prior to February 5, 2012. Andrew Barron Worden, Managing Partner of Barron Partners, and the Investors are not subject to this covenant.

Use of Proceeds: We were required to use the proceeds of the financing for acquisitions, working capital and other general corporate purposes.

Debt: Our debt-to-EBITDA ratio, at any given date, cannot exceed 3.5:1 for the most recent 12-month period through February 26, 2010.

Independent Directors: Prior to April 26, 2008, we were required to increase the size of our Board of Directors to five or seven and cause the appointment of such number of people to our Board of Directors so that upon such appointments a majority of our Board of Directors would be “independent directors,” as defined by the rules of the Nasdaq Stock Market. If we had breached this covenant, we would have been required to pay the Investors liquidated damages equal to fourteen percent (14%) of the Purchase Price (as defined in the Stock Purchase Agreement to be $3,400,000) per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On April 7, 2008, Xiaoqin Yan and Guolin Wang were appointed as directors. On April 25, 2008, Norman Ko and Robert B. Fields were appointed as directors and as of the date this prospectus our Board of Directors is comprised of five people, three of whom (Guolin Wang, Norman Ko and Robert Fields) are independent directors.

Independent Directors on Audit and Compensation Committees: We were required, prior to April 26, 2008, to appoint (i) an Audit Committee comprised solely of not less than three independent directors and (ii) a Compensation Committee comprised of not less than three directors, a majority of whom are independent directors. If we had breached this covenant, we would have been required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On April 25, 2008, we established an Audit Committee and Compensation Committee of our Board of Directors. On such date Norman Ko, Robert Fields and Guolin Wang, each of whom is an independent director, were elected as the sole members of the Audit Committee and Norman Ko, Guolin Wang and Yongke Xue were elected as the sole members of the Compensation Committee. On August 12, 2009, Yongke Xue resigned as a member of the Compensation Committee of our Board of Directors so that the composition of such committee would be in compliance with listing criteria of the NYSE Amex Equities. On December 18, 2009, Robert B. Fields was elected as a member of our Compensation Committee.

Chief Financial Officer: We were required, prior to March 28, 2008, to hire a Chief Financial Officer who speaks and understands both English and Chinese and is familiar with United States Generally Accepted Accounting Principles (“U.S. GAAP”). If we had breached this covenant, we would have been required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we were not in compliance with this covenant. On March 18, 2008, Song Liu was appointed as our Chief Financial Officer. Effective April 14, 2008, Song Liu resigned from her position as Chief Financial Officer. On the same date, in replacement of Song Liu, the Board of Directors appointed Spring C. Liu as our Chief Financial Officer and principal financial and accounting officer.

 Listing, Exchange Act and Rule 144: We are prohibited from taking any action to terminate or suspend our reporting and filing obligations under the Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”) except as permitted under the transaction documents for the Reverse Merger Transaction. We are required to take all action necessary to continue the quotation or listing of our Common Stock on the OTC Bulletin Board or other exchange or market on which the Common Stock is trading or may be traded in the future. If we breach this covenant, we are required to pay the Investors liquidated damages in an amount equal to fourteen percent (14%) of the Purchase Price per annum, payable monthly in cash as calculated based on the number of days that we are not in compliance with this covenant. On October 29, 2009, our Common Stock started trading on NYSE Amex Equities under the symbol “SPU”.

Liquidated Damages and Limitations: Our aggregated obligations to pay liquidated damages under the Stock Purchase Agreement, the Warrants and the Registration Rights Agreement which we entered into in connection with the Stock Purchase Agreement and which is summarized below shall not exceed eighteen percent (18%) of the total Purchase Price. If, pursuant to the Stock Purchase Agreement and the Registration Rights Agreement, we incur liquidated damages and are required to pay the Investors in cash and we fail to pay the Investors within fifteen (15) days following the end of the month when such cash liquidated damages become due, then, at the election of the Investors, we are required to deliver to each Investor shares of Series B Stock as liquidated damages pro rata based on the percentage that the number of Series B Stock beneficially owned by such Investor bears to the total number of Series B Stock outstanding at the time when the cash liquidated damages are due.

Employment and Consulting Contracts: Until February 26, 2011, and for so long as the Investors continue to beneficially own in the aggregate at least 20% of Series B Stock issued under the Stock Purchase Agreement, we must obtain approval from the majority of the independent directors of the Board of Directors that any awards other than salary are customary, appropriate and reasonable for any officer, director or consultant whose compensation is more than $100,000 per annum.

Price Adjustments: For so long as the Investors shall hold at least 20% of the Series B Stock issued (except for certain exempt issuances not to exceed 5% of the outstanding shares of our Common Stock for every two year period and certain other issuances which do not apply pursuant to the Certificate of Designations), if we close on the sale or issuance of our Common Stock at a sale price, or warrants, options, convertible debt or equity securities with an exercise or conversion price per share which is less than the Conversion Price (as defined in the Certificate of Designation) then in effect, the Conversion Price in effect from and after the date of such transaction shall be adjusted in accordance with the terms of the Certificate of Designations.

Retention of Investor Relations Firm: We were required to retain an investor relations firm prior to April 26, 2008. On April 21, 2008, we retained CCG Elite as our investor relations firm.  On October 27, 2008, we replaced CCG Elite with The Piacente Group, Inc. as our investor relations consulting firm. On December 14, 2009, we replaced The Piacente Group, Inc. with The HC International, Inc. as our investor relations consulting firm.

Agreements Regarding Huludao Wonder and YingKou Trusty Factory: Prior to March 26, 2008, we were required to cause Shaanxi Tianren, our indirect subsidiary in the PRC, to (i) extend the term of its current management and lease agreement with Huludao Wonder Factory (the “Huludao Wonder Agreement”) to twenty (20) years under the terms and conditions similar to those in the current management agreement, and (ii) enter into an agreement with Yingkou Trusty Factory under the terms and conditions similar to those in the Huludao Wonder Agreement. On March 20, 2008, Shaanxi Tianren extended the terms of the Huludao Wonder Agreement and entered into an agreement with Yingkou Trusty Factory under the terms and conditions similar to those in the Huludao Wonder Agreement. In addition, we are required to cause Shaanxi Tianren to make arrangements, including without limitation acquisition arrangements, with Huludao Wonder Factory and Yingkou Trusty Factory so that after giving effect to such arrangements, the financial statements of Huludao Wonder Factory and Yingkou Trusty Factory can be consolidated into our financial statements in accordance with the principles of U.S. GAAP. On June 10, 2008, we completed the acquisition of Huludao Wonder. On November 20, 2009, we completed the acquisition of Yingkou.

Amendment of Articles of Incorporation: We were required to effect a 1-for-328.72898 reverse split of our outstanding Common Stock. In the event the reverse split was not effected prior to June 2, 2008, we would have been required to pay to the Investors, pro rata, as liquidated damages, an amount equal to one percent (1%) of the Purchase Price per month, payable monthly in cash as calculated based on the number of days that we are not in compliance with this covenant. On May 23, 2008, we completed a 1-for-328.72898 reverse stock split of Common Stock with a mandatory 1-for-22.006 conversion of Series A Stock into our Common Stock.

Right of First Refusal: Prior to February 26, 2011 and for so long as the Investors shall continue to beneficially own in the aggregate at least 20% of Series B Stock or the Common Stock issued thereunder, the Investors have the right to participate pro rata in any financing (other than certain exempt issuances and issuances of our securities in a firm underwritten IPO).

Delivery of up to 2,000,000 Additional Shares of Series B Stock from Escrow Based on Pre-Tax Income and Pre-Tax Income Per Share: We delivered to an escrow agent at the closing of the Stock Purchase Agreement 2,000,000 shares of Series B Stock (the “Make Good Escrow Stock”). If our consolidated “pre-tax income” for the year ended December 31, 2007 was less than RMB 67,400,000 (or the required pretax income per share), or our consolidated pre-tax income for the fiscal year ended December 31, 2008 was less than RMB 84,924,000 (or the corresponding required pre-tax income per share), or our consolidated pre-tax income for the fiscal year ended December 31, 2009 was less than RMB 107,004,240 (or the corresponding required pre-tax income per share), then the agreement provides that if the percentage shortfall (determined by dividing the amount of the shortfall by the applicable target number) for the fiscal year 2007 was greater than 50%, then the escrow agent would have been required to deliver to the Investors all of the Make Good Escrow Stock pro rata according to the Investors’ ownership percentages. (Each Investor’s ownership percentage is the ratio of such Investor’s initial purchase price to the total purchase paid under the Stock Purchase Agreement.) If the percentage shortfall for 2007 was less than fifty percent (50%), then an adjustment percentage (equal to the percentage that the percentage shortfall bears to fifty percent (50%)) shall be determined and the escrow agent shall deliver to an Investor according to such Investor’s ownership percentage such number of shares of Series B Stock as is determined by multiplying the adjustment percentage by the Make Good Escrow Stock in escrow and the escrow agent shall retain the balance. If, after giving effect to the adjustment and delivery to the Investors as described in the foregoing, there are shares of Make Good Escrow Stock remaining, the same procedures shall apply based on our pre-tax income for our fiscal years 2008 and 2009. Our pre-tax income was RMB 68,939,855 and RMB 89,450,824 for the year ended December 31, 2007 and December 31, 2008, respectively. Therefore, there was no shortfall for such year and no Make Good Escrow Stock has been delivered to any Investor out of the escrow.  Our pre-tax income was RMB 50,993,597 for the nine months ended September 30, 2009, or 48% of the target pre-tax income of RMB 107,004,240.  As the 4th quarter falls in our squeeze season and historically generated more than 50% of our pre-tax income for a given year, we believe that our pre-tax income and pre-tax income per share will likely meet their respective targets for the year ended December 31, 2009.

Subsequent Transactions: As long as any Investor holds any of the Series B Stock or Common Stock issuable upon conversion of the Series B Stock or exercise of warrants issued under the Stock Purchase Agreement, we are prohibited from effecting or entering into an agreement to effect any transaction involving a variable rate transaction or an MFN transaction. A “variable rate transaction” means a transaction in which we issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for our Common Stock. An “MFN transaction” means a transaction in which we issue or sell any securities in a capital raising transaction (or series of related transactions) which grants an investor the right to receive additional shares based upon our future transactions on terms more favorable than those granted to such investor in such offering. Investors are entitled to obtain injunctive relief against us to preclude any such issuance.

Registration Rights Agreement

In connection with the Stock Purchase Agreement, on February 26, 2008 we entered into a Registration Rights Agreement with the Investors party to the Stock Purchase Agreement (the “Registration Rights Agreement”), pursuant to which we agreed to prepare and file one or more registration statements to register for resale the shares of our Common Stock issuable upon conversion of the Series B Stock and upon exercise of the warrants issued to the Investors under the Stock Purchase Agreement, except for shares issued or issuable as liquidated damages. Under the terms of the Registration Rights Agreement we are required:

•
with respect to the initial registration statement, to prepare and file the initial registration statement prior to March 26, 2008; provided, however, that, if in the opinion of our legal counsel that our audited financials for the fiscal year 2007 are required to be included in the initial registration statement based on the applicable SEC rules, then such filing date shall be delayed to the earliest date when our audited financials for the fiscal year 2007 become available, but no later than March 30, 2008, and with respect to any subsequent registration statements, the later of (a) ninety (90) days after we receive a demand for registration of additional registrable securities or (b) thirty (30) days following the earliest practical date on which we are permitted by the Commission to file such additional registration statement related to the registrable securities (which is at least 180 days from the effective date of the initial registration statement);

•
with respect to the initial registration statement, to use our commercially reasonable best efforts to have that registration declared effective on the earlier of 150 days after the closing date (February 26, 2008); however, if the filing date is delayed because our audited financials for the fiscal year 2007 are required to be included in the initial registration statement based on the applicable SEC rules, then 120 days following the filing date; and

•
with respect to the initial registration statement or any subsequent registration statement, to use our commercially reasonable best efforts to have that registration declared effective ten (10) days following receipt of a no review or similar letter from the Commission or the third business day following the day we receive notice from the Commission that the Commission has determined that the registration statement is eligible to be declared effective without further comments by the Commission.

Under the Registration Rights Agreement, the Investors have also been granted demand registration rights which require us, for so long as no more than eighty percent (80%) of the Series B Stock and Common Stock issuable upon conversion of such Series B Stock and issuable upon exercise of the warrants issued under the Stock Purchase Agreement have been registered or sold, to use our commercially reasonable best efforts to file such registration statement under the Securities Act as promptly as practicable upon our receipt of the Investors’ demand to register their registrable securities and cause such registration statement to be declared effective. Under the agreement we are also required to notify each Investor promptly when any such registration statement has been declared effective.

Our failure to meet the timetables provided for in the Registration Rights Agreement have resulted in the imposition of liquidated damages, which are payable in cash to the Investors (pro rata based on the percentage of Series B Stock owned by the Investors at the time such liquidated damages shall have incurred) equal to fourteen percent (14%) of the Purchase Price per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that we may incur pursuant to the Registration Rights Agreement, the Warrant and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the amount of the Purchase Price. In the event the Commission does not permit all of the registrable securities to be included in a Registration Statement because of its application of Rule 415, we will not incur any liquidated damages with respect to any registrable securities that we were not permitted to include on such registration statement and no liquidated damages will be payable for such failure with respect to any warrant shares.

We initially filed with the Commission the registration statement to which this prospectus relates on March 26, 2008, which date was before the filing date deadline of March 30, 2008 in the Registration Rights Agreement, because in the opinion of our legal counsel, our audited financials for the fiscal year 2007 were required to be included in the initial registration statement based on the applicable SEC rules. Therefore, we were required to have the registration statement declared effective by the Commission by July 24, 2008 (within 120 days after the initial filing date). The registration statement was declared effective by the Commission on February 5, 2009. Therefore, an aggregate of $255,605 in liquidated damages was accrued to the Investors pursuant to the Registration Rights Agreement as of February 5, 2009.

Make Good Escrow Agreement

In connection with the Stock Purchase Agreement, on February 26, 2008, we entered into a Make Good Escrow Agreement, with Tri-State Title & Escrow, LLC as the escrow agent, and the Investors (the “Make Good Escrow Agreement”), pursuant to which 2,000,000 shares of our Series B Stock were issued in the name of the escrow agent to be held by the escrow agent. These make good escrow shares do not have any voting rights. The delivery and release of these make good shares are subject to the terms of the Stock Purchase Agreement as described above and the Make Good Escrow Agreement.

Exchange of Old Warrants for New Warrants

On June 2, 2009, we consummated an Exchange Agreement dated as of May 28, 2009 with the Investors, whereby we agreed to issue to the Investors a reduced number of new warrants (the “New Warrants”) to purchase an aggregate of 6,500,000 shares (or 4,333,333 shares after giving effect to the Two-for-Three Reverse Stock Split) of our Common Stock, including New Warrants to purchase an aggregate of 5,500,000 shares (or 3,666,667 shares after giving effect to the Two-for-Three Reverse Split) at an exercise price of $1.70 per share (or $2.55 per share after giving effect to the Two-for-Three Reverse Split) and New Warrants to purchase an aggregate of 1,000,000 shares (or 666,667 shares after giving effect to the Two-for-Three Reverse Split) at an exercise price of $1.70 per share (or $2.55 per share after giving effect to the Two-for-Three Reverse Split) (with the exercise price of such 1,000,000 (or 666,667 shares after giving effect to the Two-for-Three Reverse Split) New Warrants only to increase to $3.00 per share (or $4.5 per share after giving effect to the Two-for-Three Reverse Split) if such New Warrants shall remain unexercised on the later of (y) 120 days after the date of issuance of such warrants or (z) 30 days after the Commission declares effective a registration statement covering the resale of the shares of our Common Stock issuable upon exercise of such warrants) in consideration for (i) the delivery by the Investors to us for cancellation of the Old Warrants, (ii) the release of  us by the Investors of all liability for damages, including any and all liquidated damages, penalties and interest thereon, relating to any breach or breaches of any of our obligation under the Registration Rights Agreement and (iii) the waiver by  the Investors of any right to receive any Make Good Escrow Stock solely as a result of, and to the extent that, such Make Good Escrow Stock would be deliverable to the Investors because our pre-tax income pr share for our fiscal year ending December 31, 2009 is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and/or an increase in the weighted average number of shares of our Common Stock outstanding during the period due to the issuance and delivery to the Investors of New Warrants in exchange for the Old Warrants.

Under the Exchange Agreement, we were required to file with the Commission a  Registration Statement on Form S-1 covering all of the shares of our Common Stock issuable upon exercise of all of the New Warrants, which Registration Statement was filed with the Commission and  declared effective by the Commission on July 23, 2009.

On October 28, 2009, Barron Partners LP exercised warrants to purchase an aggregate of 2,620,000 shares of Common Stock and Eos Holdings, LLC exercised warrants to purchase an aggregate of 80,000 shares of Common Stock.

On November 25, 2009, Barron Partners LP exercised warrants to purchase an aggregate of 393,000 shares of Common Stock and Eos Holdings, LLC exercised warrants to purchase an aggregate of 12,000 shares of Common Stock.  The proceeds from the exercise of warrants will be used for acquisitions, expansions of our current production capacity and other general corporate purposes.

On January 12, 2010, Eos Holdings, LLC exercised warrants to purchase an aggregate of 35,451 shares of Common Stock.  The proceeds from the exercise of warrants will be used for general corporate purposes.

In order to induce such warrant exercises, we agreed that the exercise price of all of the remaining warrants to purchase an aggregate of 1,192,883 shares of our Common Stock held by Barron Partners LP and all of the remaining warrants to purchase an aggregate of 35,451 shares of Common Stock held by Eos Holdings, LLC will be $2.55 per share.

 The Series A Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 1,000,000 shares of Series A Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series A Stock are set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Series A Certificate of Designations”) which we filed with the Secretary of State of Florida on February 22, 2008. Effective May 23, 2008, we completed a 1-for-328.72898 reverse stock split of our Common Stock. Upon effectiveness of such reverse stock split, all the outstanding shares of Series A Stock were immediately and automatically converted into shares of our Common Stock without any notice or action required by us or by the holders of Series A Stock or our Common Stock (the “Mandatory Conversion”). In the Mandatory Conversion, each holder of Series A Preferred became entitled to receive twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held (the “Conversion Rate”). Pursuant to the Series A Certificate of Designations, upon a Mandatory Conversion of Series A Stock, the shares converted were automatically returned to the status of authorized and unissued shares of our preferred stock, available for future designation and issuance pursuant to the terms of our Articles of Incorporation.  Following conversion of all outstanding shares of Series A Stock, the Series A Certificate was automatically cancelled and void and is of no further force and effect.

Series B Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 7,000,000 shares of Series B Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series B Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock which we filed with the Secretary of State of Florida on February 22, 2008. The following is a summary of the rights and preferences:

No Dividends. No dividends were payable with respect to the Series A Preferred Stock and no dividends can be paid on our Common Stock while the Series B Stock is outstanding.

Voting Rights. The Series B Stock shall have no voting rights, except as required by Florida law. However, so long as any shares of Series B Stock are outstanding, we cannot, without the affirmative approval of the holders of 75% of the shares of the Series B Stock then outstanding:

(a) alter or change adversely the powers, preferences or rights given to the Series B Stock or alter or amend the Certificate of Designations of the Series B Stock;

(b) authorize or create any class of stock (other than Series A Preferred Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Stock;

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof; or

(d) increase the authorized number of shares of Series B Stock or the number of authorized shares of Preferred Stock.

Liquidation Preference. Upon liquidation, the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Conversion at Option of Holder. Upon effectiveness of the Reverse Split, each share of Series B Stock became convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20 (or $1.8 after the Two-for-Three Reverse Split) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

Automatic Conversion on Change of Control. In the event of a “change of control,” the shares of Series B Stock will be automatically converted into Common Stock. A “change in control” means a consolidation or merger of us with or into another company or entity in which we are not the surviving entity or the sale of all or substantially all of our assets to another company or entity are not controlled by our then existing stockholders in a transaction or series of transactions.

4.9% Beneficial Ownership Limitation. Except in certain circumstances, the right of the holder to convert the Series B Stock is subject to the 4.9% limitation, with the result we shall not effect any conversion of the Series B Stock, and the holder has no right to convert any portion of the Series B Stock to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.9% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and Regulation 13d-3 thereunder. The 4.9% limitation may not be waived or amended.

Liquidated Damages for Failing to Timely Deliver Certificates. If we fail to deliver the appropriate stock certificates within three (3) trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Certain Adjustments

Stock Dividends and Stock Splits. Appropriate adjustments will be made to the conversion ratio in the event of a stock dividend, stock distribution, stock split or reverse stock split or reclassification with respect to the outstanding shares of Common Stock.

Price Adjustment; Full Ratchet. From and after February 26, 2008, and until such time as the investors hold less than 20% of the Series B Stock, except for certain exempt issuances not to exceed 5% of the outstanding shares of Common Stock for every two year period, certain issuances as to which price adjustment has already been made, in the event we issue Common Stock at a price, or issue warrants, options, convertible debt or equity securities with an exercise price per share or conversion price which is less than the conversion price then in effect, then the conversion price will be reduced, concurrently with such issue or sale, to such lower price.

Subsequent Transactions. For so long as any Investor holds any of the Series B Stock, we are prohibited from effecting or entering into an agreement to effect any transactions involving a “Variable Rate Transaction” or an “MFN Transaction.”

Subsequent Rights Offerings. At any time while the Series B Stock is outstanding, we are prohibited from issuing rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the then applicable conversion price.

Pro Rata Distributions. If we distribute to the holders of Common Stock evidence of our indebtedness, assets, rights or warrants to subscribe for or purchase any security, then in each case the conversion price shall be determined by multiplying the conversion price by a fraction the numerator of which is the VWAP minus the then fair market value at such record date of the portion of the assets or evidence of indebtedness so distributed applicable to one outstanding share as determined by the Board of Directors in good faith and the denominator of which is the VWAP on the record date.

Fundamental Transaction. If we effect a merger, sell all or substantially all of our assets, any tender offer or exchange offer is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each, a “fundamental transaction”), then on subsequent conversion of the Series A Preferred Stock, the holder has the right to receive, for each share of Common Stock that would have been issuable on such conversion absent such fundamental transaction, the same kind and amount of securities, cash or property as the holder would have been entitled to receive on the occurrence of the fundamental transaction as if the holder had been, immediately prior to such fundamental transaction, the holder of Common Stock.

 The New Warrants

The New Warrants that were issued pursuant to the Exchange Agreement became exercisable after the consummation of a 1-for-328.72898 reverse split of our outstanding Common Stock, which was effective on May 23, 2008, and the 4,666,667 shares issuable upon exercise of such warrants were not adjusted as a result of such reverse split. The New Warrants included New Warrants to purchase an aggregate of 3,666,667 shares of our Common Stock at an exercise price of $2.55 and New Warrants to purchase an aggregate of 666,667 shares of our Common Stock at an exercise price of $2.55 per share (with the exercise price of such 666,667 New Warrants only to increase to $4.5 per share if such New Warrants shall remain unexercised on the later of (y) 120 days after the date of issuance of such warrants or (z) 30 days after the Commission declares effective a registration statement covering the resale of the shares of our Common Stock issuable upon exercise of such warrants) in consideration for (i) the delivery by the Investors to us for cancellation of the Old Warrants, (ii) the release of  us by the Investors of all liability for damages, including any and all liquidated damages, penalties and interest thereon, relating to any breach or breaches of any of our obligation under the Registration Rights Agreement and (iii) the waiver by  the Investors of any right to receive any Make Good Escrow Stock solely as a result of, and to the extent that, such Make Good Escrow Stock would be deliverable to the Investors because our pre-tax income pr share for our fiscal year ending December 31, 2009 is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and/or an increase in the weighted average number of shares of our Common Stock outstanding during the period due to the issuance and delivery to the Investors of New Warrants in exchange for the Old Warrants.

On October 26, 2009, we entered into an underwriting agreement and certain pricing agreements with the Investors and Roth Capital Partners, LLC for the resale of 2,700,000 shares of our Common Stock at $3,00 per share.  Under the terms of the pricing agreements, the Investors granted Roth Capital Partners, LLC an option, exercisable for 30 days, to purchase up to an additional 405,000 shares of our Common Stock to cover over-allotments, if any. The shares of our Common Stock offered in the offering were issuable upon exercise of the New Warrants. The remaining outstanding New Warrants have an exercise price of $2.55 per share.  In November 2009, we completed the offering of 3,105,000 shares of Common Stock at a public offering price of $3.00 per share, pursuant to a Registration Statement on Form S-1 declared effective by the Commission. We received approximately $7.9 million in gross proceeds from the exercise of all of the foregoing warrants. We used the net proceeds in the acquisition of Yingkou Trusty Fruits Co., Ltd. (“Yingkou”) and the set up of a concentrated pear juice production line in our Jingying facility.

As of January 4, 2010, 3,105,400 shares had been issued upon exercise of the New Warrants.

In order to induce such warrant exercises, we agreed that the exercise price of all of the remaining warrants to purchase an aggregate of 1,228,334 shares of our Common Stock held by the Investors will be $2.55 per share.

Cashless Exercise. The holders may make a cashless exercise, but not until February 26, 2009 and only when the resale of the warrant shares by the holder is not covered by an effective registration statement.

Maximum Exercise; 4.9% Limitation. The holder is not permitted to exercise the warrant to the extent that on the date of exercise the exercise would result in beneficial ownership by the holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock on such date. This provision may not be waived or amended (the “4.9% Limitation”).

Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The exercise price of the warrants and the number of shares of Common Stock issuable on exercise of the warrants will be appropriately adjusted to reflect any stock dividend, stock split, stock distribution, combination of shares, reverse split, reclassification, recapitalization or other similar event affecting the number of outstanding shares.

Adjustment for Reorganization, Consolidation, Merger, Etc. If we merge or consolidate with or into any other person, or are a party to any other corporate reorganization, and we are not the continuing or surviving entity, then, in each case, the holder of the warrant (on exercise at any time after the consummation of such transaction) will be entitled to receive the stock and other securities and property (including cash) which the holder would have been entitled to receive if the holder had exercised the warrant immediately prior to the effectiveness of the transaction.

Sales of Common Stock at Less than the Exercise Price; Weighted Average Adjustment.  Subject to certain exceptions (including certain exempt issuances), if we sell or issue any Common Stock at a per share price, or warrants, options, convertible debt or equity securities with an exercise or conversion price per share, which is less than (i) $1.20, the Warrants’ exercise price will be adjusted concurrently with such issue or sale, to such lower price, or (ii) $2.00, but higher than $1.20, the Warrants’ exercise price will be adjusted according to a weighted average formula as follows:

EP(2) = EP(1) x ((A+B) /(A+C))

EP(2) = the Warrant Exercise Price immediately after the adjustment;

For purposes of the foregoing formula:

EP(1) = Exercise Price immediately prior to the adjustment;

A = the total number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares, including the exercise or conversion of all options, warrants and other convertible securities.

B = the number of shares of Common Stock which the aggregate consideration received or receivable for the issuance of such additional shares would purchase at the Exercise Price immediately prior to the adjustment;

C = the number of such additional shares to be issued.

No exception from price adjustment for exempt issuances will be made if such exempt issuances exceed 5% of the outstanding shares of Common Stock for every two year period or if such exempt issuances are employee / consultant options only and exceed 7.5% of the outstanding shares of Common Stock for every two year period.

Mandatory Exercise. With at least 35 days prior written notice, we have the right to require the holders of the outstanding warrants to exercise the warrants, provided that (i) the market price of our Common Stock equals or exceeds $4.50 on each trading day in the 25 trading days period ending on the notice date, (ii) we have achieved our pre-tax income target for the 2007 fiscal year, (iii) the “Trading Volume” of our Common Stock equals or exceeds the 100,000 shares (which shall not be adjusted with Reverse Split) “Target Volume” on each trading day in the twenty five (25) trading days in the period ending on the notice date, and (iv) a registration statement covering the sale by the holder of the shares of Common Stock issuable upon exercise of the warrant is current and effective for the 25 trading days prior to the notice date and our right to mandate exercise only applies with respect to the warrant shares included in such registration statement. In the event that our mandate exercise of the Warrants would result in a violation of the 4.9% Limitation, we will not have the right to mandate such exercise of the Warrants to the extent that the exercise of the Warrants would result in such a violation.

As a result of the above transactions, we ceased being a “shell company” as defined in Rule 12b-2 under the Exchange Act.

Our Corporate Structure

Our current structure is set forth in the diagram below:

SkyPeople Fruit Juice, Inc. (FL)

*Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with us, owns the other 8.85% of the equity interests in Shaanxi Qiyiwangguo (f/k/a Xi’an Tianren Modern Organic Co., Ltd.)

Recent Developments

Board Matters

On August 12, 2009, Yongke Xue, our Chairman of the Board, resigned as a member of the Compensation Committee of our Board of Directors so that the composition of such committee would be in compliance with listing criteria of the NYSE Amex Equities.

Pursuant to an Exchange Agreement dated May 28, 2009 between us and the selling stockholders, on June 2, 2009, we canceled the Old Warrants in exchange for the issuance of New Warrants to the Investors.  Shares of our Common Stock issuable upon exercise of the Old Warrants were previously registered under the Registration Statement on Form S-1, which was declared effective by the Commission on February 5, 2009, to which this Post-Effectiveness Amendment No. 1 is related.  Pursuant to the Exchange Agreement, we filed with the Commission a  Registration Statement on Form S-1 covering all of the shares of our Common Stock upon exercise of all of the New Warrants, which Registration Statement on Form S-1 was declared effective by the Commission on July 23, 2009.

Please refer to the section entitled “Exchange of Old Warrants for New Warrants” on page 10 of this prospectus for more details of the warrants exchange transaction.

AMEX Listing

On October 29, 2009, our Common Stock started trading under the symbol of “SPU” on the NYSE Amex Equities.

Stock Split

On October 26, 2009, we approved and filed with the Florida Secretary of State's office an amendment to our Articles of Incorporation to carry out a reverse stock split of our Common Stock on a two (2) for three (3) basis, which became effective on October 29, 2009. As a result, the conversion price of our Series B Stock to our Common Stock was adjusted to $1.80, and the conversion ratio was adjusted on a two (2) for three (3) basis according to the terms of the Preferred Stock.

Warrant Exercise

On October 28, 2009, Barron Partners LP exercised warrants to purchase an aggregate of 2,620,000 shares of Common Stock and Eos Holdings, LLC exercised warrants to purchase an aggregate of 80,000 shares of Common Stock.

On November 25, 2009, Barron Partners LP exercised warrants to purchase an aggregate of 393,000 shares of Common Stock and Eos Holdings, LLC exercised warrants to purchase an aggregate of 12,000 shares of Common Stock.  The proceeds from the exercise of warrants will be used for acquisitions, expansions of our current production capacity and other general corporate purposes.

In order to induce such warrant exercises, we agreed that the exercise price of all of the remaining warrants to purchase an aggregate of 1,192,883 shares of our Common Stock held by Barron Partners LP and all of the remaining warrants to purchase an aggregate of 35,451 shares of Common Stock held by Eos Holdings, LLC will be $2.55 per share.

Acquisition of Yingkou

On November 18, 2009, Shaanxi Tianren entered into a Stock Purchase Agreement with Xi’an Dehao Investment & Consulting Co., Ltd. (“Dehao”), a limited liability company organized under the laws of the People’s Republic of China (“PRC”), which, prior to the consummation of the transactions contemplated under the Stock Purchase Agreement, held 100% ownership interest in Yingkou, a limited liability company organized under the laws of the PRC. Pursuant to the Stock Purchase Agreement, Tianren has agreed to purchase 100% ownership interest in Yingkou from Dehao for an aggregate cash purchase price of RMB 22,700,000 (approximately U.S. $3,325,520 based on the exchange rate of November 13, 2009). Tianren had made a down payment of RMB 20,000,000 (approximately U.S. $2,929,973 based on the exchange rate of November 13, 2009) as of June 30, 2009. Under the terms of the agreement, Tianren paid remaining RMB 700,000 (approximately US. $102,549 of November 13, 2009) in cash on November 25.   Yingkou engages in the business of production and sale of apple concentrate.

Change of Auditor

On December 11, 2009, we dismissed Child, Van Wagoner & Bradshaw, PLLC as our independent registered public accounting firm. On December 14, 2009, we engaged BDO Limited as our independent registered public accounting firm.

Company Information

Our principal executive offices are located at 16F, National Development Bank Tower, No. 2 Gaoxin 1st Road, Xi’an, Shaanxi Province, PRC 710075, and our telephone number is 011-86-29-88377216.  Our website address is www.skypeoplefruitjuice.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our Common Stock.

The Offering

Offering by the Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,833,333 shares of our Common Stock issuable to them upon conversion of Series B Stock issued to them in the 2008 Private Placement.

Total shares of our Common Stock outstanding prior to the Offering	17,952,894

Common Stock offered by the Company	-

Total shares of our Common Stock offered by the selling stockholders	2,833,333

Total shares of our Common Stock to be outstanding after the Offering (assuming all Warrants have been exercised and all shares of Series B Stock have been converted)	21,480,216

Use of proceeds	We will not receive any of the proceeds from the sales of the shares by the selling stockholders.

Our NYSE AMEX Trading Symbol	SPU

Risk Factors	See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our Common Stock.

Plan of Distribution

This offering is not being underwritten. The selling stockholders themselves directly, or through their agents, or through their brokers or dealers, may sell their shares from time to time, in: (i) privately negotiated transactions, or (ii) in one or more transactions, including block transactions, on the NYSE AMEX or on any stock exchange on which the shares may then be listed in the future pursuant to and in accordance with the applicable rules of such exchange. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, broker or dealer and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will keep this prospectus current until the earlier to occur of: (y) all of the securities covered by the registration statement of which this prospectus is a part have been publicly sold, or (z) the time when all of the securities covered by that registration statement can be sold, without volume restrictions, pursuant to Rule 144.

We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of any of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders may offer the Common Stock pursuant to this prospectus in varying amounts and transactions so long as this prospectus is then current under the rules of the Commission and we have not withdrawn the registration statement.

The offering of our Common Stock may be through the facilities of the NYSE AMEX or such other exchange where our Common Stock may then be traded. Brokerage commissions may be paid and discounts are allowed in connection with such sales. However, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge as of the date hereof, no one has made any arrangements with a broker or dealer concerning the offer or sale of our Common Stock.

RISK FACTORS

The following is a summary of certain material risks facing our business and Common Stock that should be carefully considered along with the other information contained or incorporated by reference in this prospectus. If any other material risks of which we are unaware later occur or become material, our business, financial condition, and operating results, and the price of and trading market for out stock, could be materially harmed.

Risks Related to our Business

We may not be able to effectively control and manage our growth, and a failure to do so could adversely affect our operations and financial condition.

We plan to expand our current production capacity and intend to evaluate potential acquisitions in the near future. Planned expenditures for land, equipment and acquisitions are approximately $35.7 million over the next two years. Even if we are able to secure the funds necessary to implement these expenditures (of which there is no assurance), we will face management, resource and other challenges in expanding our current facilities, integrating acquired businesses with our own, and managing expanding product offerings. Failure to effectively deal with increased demands on our resources could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies. Other challenges involved with expansion, acquisitions and operation include:

●	unanticipated costs;

●	the diversion of management’s attention from other business concerns;

●	potential adverse effects on existing business relationships with suppliers and customers;

●	obtaining sufficient working capital to support expansion;

●	expanding our product offerings and maintaining the high quality of our products;

●	continuing to fill customers’ orders on time;

●	maintaining adequate control of our expenses and accounting systems;

●	successfully integrating any future acquisitions; and

●
anticipating and adapting to changing conditions in the fruit product industry, whether from changes in government regulations, mergers and acquisitions involving our competitors, technological developments or other economic, competitive or market dynamics.

Even if we do obtain benefits of expansion in the form of increased sales, there may be a lag between the time when the expenses associated with an expansion or acquisition are incurred and the time when we recognize such benefits, which would affect our earnings.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned development and marketing efforts, which may reduce our sales revenues.

Along with proceeds we may receive from the exercise of the New Warrants (to the extent the New Warrants are exercised for cash), we believe that our existing working capital, along with cash from operations, will allow us to meet our working capital requirements for 2010.  However, if not all of the New Warrants are exercised for cash or if cash from future operations is insufficient, we may need additional capital from outside sources. Our ability to raise capital in the future will depend on a number of factors, including our financial condition and results of operations and the conditions in the relevant financial markets. In addition, pursuant to the terms of the Stock Purchase Agreement, we may not issue any preferred stock or convertible debt until February 26, 2011 so long as the Selling Stockholders collectively own 20% of the Series B Stock issued under the Stock Purchase Agreement.  We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain financing on a timely basis and on acceptable terms, we may be required to reduce the scope of our planned expansions, product development and marketing efforts, and in turn our financial position, competitive position, growth and profitability may be adversely affected.

To the extent that we do raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution of the shares held by existing stockholders and could provide new investors with certain rights, preferences and privileges senior to our Common Stock.

Our revenues and profitability are heavily dependent on prevailing prices for our products and raw materials; if we are unable to pass cost increases along to our customers, our margins and operating income may decrease.

As a producer of commodities, much of which are sold into global markets, our revenue, gross margins and cash flow from operations are substantially dependent on the prevailing prices we receive for our products and the cost of our raw materials, neither of which we control. The factors influencing the sales price of concentrated fruit juice include the supply price of fresh fruit, supply and demand of our products in international and domestic markets and competition in the fruit juice industry. In 2008, over 69% of the Company’s fruit juice concentrate was exported out of the PRC directly or indirectly. Changes in politics, laws and the economies of supply and demand in international markets will have a significant impact on prices we may receive for our products.

The price of fresh fruits, our principal raw materials, are subject to market volatility as a result of numerous factors including, but not limited to, general economic conditions, governmental regulations, weather, transportation delays and other uncertainties that are beyond our control. Due to such market volatility, we generally do not, nor do we expect to, have long-term contracts with our fresh fruit suppliers. Other significant raw materials used in our business include packing barrels, pectic enzyme, amylase and auxiliary power fuels such as coal, electricity and water. Prices for these items may be volatile as well and we may experience shortages in these items from time to time. As a result, we cannot assure you that the necessary raw materials will continue to be available to us at prices currently in effect or acceptable to us. In the event raw material prices increase materially, we may not be able to adjust our product prices, especially in the short-term, to recover such cost increases.  If we are not able to effectively pass these cost increases along to our customers, our margins will decrease and earnings will suffer accordingly.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from two quarters.

Our business is highly seasonal, reflecting the harvest season of our primary source fruits during the months from August through April of the following year.  Typically, a substantial portion of our revenue is earned during our first and fourth quarters. We generally experience lower revenues during our second and third quarters. Sales in the first and fourth quarters accounted for approximately 67.4% of our revenues for fiscal year 2008. If sales in these quarters are lower than expected, our operating results would be adversely affected and it would have a disproportionately large impact on our annual operating results.

Weather and other environmental factors affect our raw material supply and a reduction in the quality or quantity of our fresh fruit supplies may have material adverse consequences on our financial results.

Our business may be adversely affected by weather and environmental factors beyond our control, such as adverse weather conditions during the squeezing season. A significant reduction in the quantity or quality of fresh fruits harvested resulting from adverse weather conditions, disease or other factors could result in increased per unit processing costs and decreased production, with adverse financial consequences to the Company.

We depend on a limited number of customers, the loss of one or more of which could materially adversely affect our operations and revenues.

Our revenue is dependent in large part on significant orders from a limited number of customers. Sales to our five largest customers accounted for approximately 24% of our net sales for the nine months ended September 30, 2009, and 34% and 29% of our net sales for the years ended December 31, 2008 and 2007, respectively.  Customer demand depends on a variety of factors including, but not limited to, our customers’ financial condition and general economic conditions. If our sales to any of our largest customers are reduced for any reason, such reduction may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully introduce new products, which could decrease our profitability.

Our future business and financial performance depends, in part, on our ability to successfully respond to consumer preference by introducing new products and improving existing products. We incur significant development and marketing costs in connection with the introduction of new products. Successfully launching and selling new products puts pressure on our sales and marketing resources, and we may fail to invest sufficient funds in order to market and sell a new product effectively.  If we are not successful in marketing and selling new products, our results of operations could be materially adversely affected.

Economic conditions have had and may continue to have an adverse effect on consumer spending on our products.

The worldwide economy is currently undergoing significant turmoil.  The adverse effect of a sustained international economic downturn, including sustained periods of decreased consumer spending, high unemployment levels, or declining consumer or business confidence, along with continued volatility and disruption in the credit and capital markets, will likely result in reduced demand for our products as consumers turn to cheaper substitute goods or forego certain purchases altogether.  To the extent the international economic downturn continues or worsens, we could experience a further reduction in sales volume, and if we are unable to reduce our operating costs and expenses proportionately, many of which are fixed, it would adversely affect our results of operations.

Concerns over food safety and public health may affect our operations by increasing our costs and negatively impacting demand for our products.

We could be adversely affected by diminishing confidence in the safety and quality of certain food products or ingredients. As a result, we may elect or be required to incur additional costs aimed at increasing consumer confidence in the safety of our products.  For example, a crisis in China over melamine-contaminated milk in 2008 has adversely impacted overall Chinese food exports since October 2008 as reported by the Chinese General Administration of Customs, even though most foods exported from China were not implicated in these issues.  In addition, our concentrated fruit juices exported to foreign countries have to be in compliance with foreign quality standards.  Our success depends on our ability to maintain the product quality of our existing products and new products.  Product quality issues, real or imagined, or allegations of product contamination, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products.

We will encounter substantial competition in our business and any failure to compete effectively could adversely affect our results of operations.

There are currently a number of well-established companies producing products that compete directly with our product offerings and some of those competitors have significantly more financial and other resources than we possess. We anticipate that our competitors will continue to improve their products and introduce new products with competitive price and performance characteristics. Aggressive marketing or pricing by our competitors or the entrance of new competitors into our markets could have a material adverse effect on our business, results of operations and financial condition.

We may engage in future acquisitions involving significant expenditures of cash, the incurrence of debt or the issuance of stock, all of which could have a materially adverse effect on our operating results.

As part of our business strategy, we review acquisition and strategic investment prospects that we believe would complement our current product offerings, augment our market coverage, enhance our technological capabilities, or otherwise offer growth opportunities. From time to time we review investments in new businesses and we expect to make investments in, and to acquire, businesses, products, or technologies in the future. In the event of any future acquisitions, we may expend significant cash, incur substantial debt and/or issue equity securities, diluting the percentage ownership of current stockholders, all of which could have a material adverse effect on our operating results and the price of our Common Stock. We cannot assure you  that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

Governmental regulations affecting the import or export of products could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the export of some of our products.  In 2008, over 69% of our concentrated fruit juice was exported, directly or indirectly, out of the PRC. Governmental regulation of exports, or our failure to obtain required export approval for our products, could harm our international and domestic sales and adversely affect our revenues and profits.  In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on export privileges.

We do not presently maintain product liability insurance, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance. Unlike in the United States and many other countries, product liability claims and lawsuits in the PRC are rare. Product liability exposures and litigation, however, could become more commonplace in the PRC. Moreover, we could have more product liability exposure and liability as we expand our sales into international markets, like the United States, where product liability claims are more prevalent.

            We may be required from time to time to recall products entirely or from specific co-packers, markets or batches.  We do not maintain recall insurance. In the event we do experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

Our business and results may be subject to disruption from work stoppages, terrorism or natural disasters.

Our operations may be subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. If a major incident were to occur in either of the regions where our facilities or main offices are located, our facilities or offices or those of critical suppliers could be damaged or destroyed. Such a disruption could result in the temporary or permanent loss of critical data, suspension of operations, delays in shipments of product, and disruption of business generally, which would adversely affect our revenue and results of operations.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we have a particular reliance upon Mr. Hongke Xue, Chairman of the Board and Chief Executive Officer of Shaanxi Tianren and Mr. Yongke Xue, Chairman of the Board and Chief Executive Officer of SkyPeople. The loss of the services of Mr. Hongke Xue or Mr. Yongke Xue for any reason could significantly impact our business and results of operations. Competition for senior management and senior technology personnel in China is intense and the pool of qualified candidates is very limited.  Accordingly, we cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Aside from our Chief Financial Officer, Spring Liu, the individuals who now constitute our senior management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the management and growth of our business.

We may not have adequate or effective internal accounting controls.

The PRC has not adopted a Western style of management and financial reporting concepts and practices. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing accounting and financial controls, collecting financial data, budgeting, managing our funds and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Rules adopted by the Commission pursuant to Section 404 of Sarbanes-Oxley require annual assessment of our internal controls over financial reporting, and attestation of this assessment by the Company’s independent registered public accountants. The requirement that management perform an assessment of internal controls over financial reporting first applied to our Annual Report on Form 10-K for the fiscal year ending December 31, 2008 and the attestation requirement of management’s assessment by our independent registered public accountants will first apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2010. The standards that must be met for management to assess the internal controls over financial reporting as effective are relatively new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards.

Our lack of familiarity with Western practices generally and Section 404 specifically may unduly divert management’s time and resources, which could have a material adverse effect on our operating results. Further, if material weaknesses in our internal controls over financial reporting are identified or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

We may have inadvertently violated Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Exchange Act and may be subject to sanctions for such violations.

Section 13(k) of the Exchange Act provides that it is unlawful for a company such as ours, which has a class of securities registered under Section 12(g) of the Exchange Act, to directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any director or executive officer of the company. Issuers violating Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on the Company may have a material adverse effect on our financial position, results of operations or cash flows.

            In February 2008, we purchased Pacific Industry Holding Group Co., Ltd. (“Pacific”), a Vanuatu corporation, which is the holding company for our operating subsidiary, Shaanxi Tianren.  At the time, Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company owned by Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, and Xiaoqin Yan, a director of the Company, was indebted to Shaanxi Tianren on account of previous loans and advances made by Shaanxi Tianren to Hede, including RMB 31,544,043 in the aggregate (approximately $4,318,281 based on the exchange rate as of December 31, 2007) made during the period from June 6, 2007 to December 29, 2007 that were used by Hede to pay a portion of the purchase price for Hede’s acquisition of Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”). In May 2008, Shaanxi Tianren also assumed Hede’s obligation of RMB 18,000,000 (approximately $2,638,329 based on the exchange rate of December 31, 2008) for the balance of the purchase price for Huludao Wonder.

On June 10, 2008, Hede sold Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (the same price which Hede paid for Huludao Wonder). As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,929,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $99,564 based on the exchange rate as of December 31, 2008) to Hede was repaid to the Company on June 11, 2008. No interest or other consideration was paid by Hede to the Company on account of the time value of money with respect to the loans and advances made by Shaanxi Tianren to Hede.

Notwithstanding Hede’s repayment in full of loans made by Shaanxi Tianren to Hede, the existence of indebtedness of Hede to Shaanxi Tianren at the time the Company acquired Pacific and the continuation of such indebtedness thereafter until it was fully repaid in June 2008 may constitute a violation of Section 13(k) of the Exchange Act (Section 402(a) of Sarbanes-Oxley).

In addition, in May 2008, Pacific erroneously paid $4,916,617 to its former stockholders, including Xiaoqing Yan and Yongke Xue, as the result of a dividend declaration by Pacific in February 2008. Because the recipients of the money were no longer stockholders of Pacific, the transaction was treated for accounting purposes as an interest free loan. In June 2008, the directors and other related parties returned the monies they received, without interest.  Although the erroneously paid funds associated with Pacific’s dividend declaration have been repaid to the Company in full, Xiaoqing Yan and Yongke Xue’s receipt of the erroneous dividend may also be deemed to be a violation of Section 13(k) (Section 402(a) of Sarbanes-Oxley).

Partially in response to the matters set forth above, in September 2008, our Board of Directors adopted a policy regarding approval of related party transactions. Under the policy, any related party transaction involving an aggregate amount that is expected to exceed $50,000 must be approved by the Audit Committee of our Board of Directors, and no director shall participate in any discussion or approval of a transaction that would be considered to be a related party transaction in which such person is interested.  See “Certain Relationships and Related Party Transactions - Review, Approval or Ratification of Transactions with Related Persons” on page 80 of this prospectus.

We may not be able to prevent others from unauthorized use of our patents, which could harm our business and competitive position.

Our success depends, in part, on our ability to protect our proprietary technologies. We own two patents in the PRC covering our fruit processing technology. The process of seeking patent protection can be lengthy and expensive and we cannot assure you that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantages.

We also cannot assure you that our current or potential competitors do not have, and will not obtain, patents that will prevent, limit or interfere with our ability to make or sell our products in either the PRC or other countries.

The implementation and enforcement of PRC intellectual property laws historically have not been vigorous or consistent, primarily because of ambiguities in PRC laws and a relative lack of developed enforcement mechanisms. Accordingly, intellectual property rights and confidentiality protections in the PRC are not as effective as in the United States and other countries. We might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation will require significant expenditures of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, competitive position, business prospects and reputation.

Intellectual property infringement claims may adversely impact our results of operations.

As we develop and introduce new products, we may be increasingly subject to claims of infringement.  If a claim for infringement is brought against us, such claim may require us to modify our products, cease selling certain products or engage in litigation to determine the validity and scope of such claims.  Any of these events may harm our business and results of operations.

Risks Related to Doing Business in the PRC

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

We conduct substantially all of our operations and generate most of our revenue in China.  Accordingly, economic, political and legal developments in China will significantly affect our business, financial condition, results of operations and prospects. The PRC economy is in transition from a planned economy to a market oriented economy subject to plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on economic conditions in China. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of supplies;

●	expropriation or nationalization of private enterprises; and

●	the allocation of resources.

Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may harm our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We are considered foreign persons or foreign funded enterprises under PRC laws and, as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Inflation in the PRC could negatively affect our profitability and growth.

Rapid economic growth in the PRC could lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the cost of supplies, it may harm our profitability.

In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. Such policies can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the PRC economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China, which could, in turn, materially increase our costs and also reduce demand for our products.

We could be restricted from paying dividends to stockholders due to PRC laws.

We are a holding company incorporated in the State of Florida and do not have any assets or conduct any business operations other than our investments in our subsidiaries and affiliates. As a result of our holding company structure, we rely entirely on dividend payments from Shaanxi Tianren. PRC accounting standards and regulations currently permit payment of dividends only out of accumulated profits, a portion of which is required to be set aside for certain reserve funds. Furthermore, if Shaanxi Tianren incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. Although we do not intend to pay dividends in the future, our inability to receive all of the revenues from Shaanxi Tianren’s operations may provide an additional obstacle to our ability to pay dividends if we so decide in the future.

 Governmental control of currency conversion may affect the value of your investments.

The PRC government imposes controls on the convertibility of the PRC currency, the renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of the PRC. RMB is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to satisfy foreign currency obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval by complying with certain procedural requirements. Approval from appropriate governmental authorities, however, is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  In addition, the PRC government could restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the RMB may harm your investments.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RMB for our operations, appreciation of the RMB against the U.S. dollar would diminish the value of the proceeds of the offering and could harm our business, financial condition and results of operations. Conversely, if we decide to convert our RMB into U.S. dollars for business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of the RMB we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

PRC regulations relating to mergers and the establishment of offshore special purpose companies by PRC residents, if applied to us, may limit our ability to operate our business as we see fit.

On August 8, 2006, six Chinese regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, generally referred to as the 2006 M&A Rules, which became effective on September 8, 2006. The 2006 M&A Rules, among other things, govern the approval process by which a Chinese company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the 2006 M&A Rules will require Chinese parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the 2006 M&A Rules will be more time consuming and expensive than in the past and the government can exert more control over the combination of two businesses under the 2006 M&A Rules.  As a result of any potential application of the 2006 M&A Rules, our ability to engage in business combination transactions in China has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to us or sufficiently protective of our interests in a transaction.

In October 2005, China’s State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75. Circular 75 requires Chinese residents to register with an applicable branch of SAFE before establishing or acquiring control over an offshore special purpose company for the purpose of engaging in an equity financing outside of China that is supported by domestic Chinese assets originally held by those residents. Following the issuance of Circular 75, SAFE issued internal implementing guidelines for Circular 75 in June 2007. These implementing guidelines, known as Notice 106, effectively expanded the reach of Circular 75 by:

●
purporting to regulate the establishment or acquisition of control by Chinese residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership;

●	adding requirements relating to the source of the Chinese resident’s funds used to establish or acquire the offshore entity;

●	regulating the use of existing offshore entities for offshore financings;

●	purporting to regulate situations in which an offshore entity establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China;

●
making the domestic affiliate of the offshore entity responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds; and

●	requiring that the registrant establish that all foreign exchange transactions undertaken by the offshore entity and its affiliates were in compliance with applicable laws and regulations.

No assurance can be given that our stockholders who are the residents as defined in Circular 75, and who own or owned shares in the Company, have fully complied with, and will continue to comply with, all applicable registration and approval requirements of Circular 75 in connection with their equity interests in the Company and the Company’s acquisition of equity interests in its China based subsidiaries by virtue of our acquisition of Pacific. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to the Company following the Pacific acquisition, we cannot predict how it will affect our business operations or future strategies. For example, the ability of our present and prospective China subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our Chinese resident beneficial holders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by Circular 75. We have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. If our Chinese stockholders or the Chinese stockholders of the target companies we acquired in the past or will acquire in the future fail to comply with Circular 75 and related regulations, and if SAFE requires it, they may be subject to fines or legal sanctions, and Chinese authorities could restrict our investment activities in China, limit our subsidiaries’ ability to make distributions or pay dividends, or even unwind the transaction and revoke the right of our subsidiaries to do business in China.

 Our acquisition of Shaanxi Tianren could constitute a Round-trip Investment under the 2006 M&A Rules.

Prior to obtaining the approval from the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) on September 3, 2007 and Xi’an Administration for Industry and Commerce (“AIC”) on October 18, 2007 and prior to the full payment of the purchase price by Pacific for 99% of Shaanxi Tianren’s capital stock (the “Shaanxi Tianren Acquisition”), Shaanxi Tianren was a PRC business some of whose shareholders were PRC individuals including Mr. Hongke Xue, Chairman of Shaanxi Tianren. After the consummation of the Share Exchange, pursuant to which the shareholders of Pacific exchanged 100% of the shares of Pacific for 1,000,000 shares of a newly designated Series A Convertible Preferred Stock of SkyPeople and the 2008 Private Placement, Shaanxi Tianren received the purchase price for Pacific on August 27, 2008 paid by Pacific using part of the proceeds from the 2008 Private Placement. When Pacific was incorporated on November 30, 2006 and when the Shaanxi Tianren Acquisition was approved, none of the shareholders of Pacific were PRC citizens. Immediately after the consummation of the Share Exchange Agreement, shareholders of Pacific became shareholders of SkyPeople, including Fancylight Limited (“Fancylight”), our controlling shareholder. To incentivize Mr. Hongke Xue in connection with the continuous development of Shaanxi Tianren’s business, a Call Option Agreement was entered into between Fancylight and Mr. Tao Li on February 25, 2008 (the “Call Option Agreement”), pursuant to which Mr. Hongke Xue has the opportunity to acquire certain “Earn In Shares” from Fancylight, which Earn In Shares comprise a majority of our Common Stock held by Fancylight. Mr. Hongke Xue and Fancylight have also entered into a Voting Trust Agreement, pursuant to which Mr. Hongke Xue has the right to vote the Earn in Shares on Fancylight’s behalf. As a result of exercising the Call Option Agreement and the Voting Trust Agreement, Mr. Hongke Xue has become our controlling shareholder.

The PRC regulatory authorities may take the view that the Shaanxi Tianren Acquisition, the Share Exchange Agreement and the Call Option and Voting Trust arrangement are part of an overall series of arrangements which constitute a round-trip investment regulated by the 2006 M&A Rules, because at the end of these transactions the same PRC Individual who controlled Shaanxi Tianren became the effective controlling party of a foreign entity that acquired ownership of Shaanxi Tianren. The PRC regulatory authorities may also take the view that the registration of the Shaanxi Tianren Acquisition with Shaanxi Department of Commerce and AIC in Xi’an may not be evidence that the Shaanxi Tianren Acquisition has been properly approved because the relevant parties did not fully disclose to the MOFCOM or AIC the overall restructuring arrangements, the existence of the Share Exchange Agreement and its link with the Shaanxi Tianren Acquisition. If the PRC regulatory authorities take the view that the Shaanxi Tianren Acquisition constitutes a Round-trip Investment under the 2006 M&A Rules, we cannot assure you we may be able to obtain the approval required from MOFCOM.

If the PRC regulatory authorities take the view that the Shaanxi Tianren Acquisition constitutes a round-trip investment without MOFCOM approval, they could invalidate our acquisition and ownership of Shaanxi Tianren. Additionally, the PRC regulatory authorities may take the view that the Shaanxi Tianren Acquisition constitutes a transaction which requires the prior approval of CSRC, before MOFCOM approval is obtained. We believe that if this takes place, we may be able to find a way to re-establish control of Shaanxi Tianren’s business operations through a series of contractual arrangements rather than an outright purchase of Shaanxi Tianren. But we cannot assure you that such contractual arrangements will be protected by PRC law or that the registrant can receive as complete or effective economic benefit and overall control of Shaanxi Tianren’s business than if the Company had direct ownership of Shaanxi Tianren. In addition, we cannot assure you that such contractual arrangements can be successfully effected under PRC law. If we cannot obtain approval from MOFCOM and/or CSRC if required by the PRC regulatory authorities to do so, and if we cannot put in place or enforce relevant contractual arrangements as an alternative and equivalent means of control of Shaanxi Tianren, our business and financial performance will be materially adversely affected.

Because our principal assets are located outside of the United States, it may be difficult for you to use the United States Federal securities laws to enforce your rights against us and our officers and some directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

All of our present officers and directors (except directors Norman Ko, Robert B. Fields and CFO and Corporate Secretary Spring Liu, who are residents of the United States) reside outside of the United States. In addition, Shaanxi Tianren is located in the PRC and substantially all of its assets are located outside of the United States. Therefore, it may be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in the PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties under the United States Federal securities laws or otherwise.

An outbreak of avian influenza, a reoccurrence of Severe Acute Respiratory Syndrome (“SARS”), or another widespread public health problem, could adversely affect our operations.

A more widespread outbreak of avian influenza or the H1N1 virus (also commonly referred to as "swine flu,") the a renewed outbreak of SARS or any other widespread public health problem in the PRC, where all of our operations are conducted, could have an adverse effect on our operations. If such an outbreak were to occur, our operations may be adversely impacted by a number of health-related factors, including quarantines or closures of some of our offices.

Risks Related to Our Common Stock

Our officers, directors and their relatives control us through their positions and stock ownership, and their interests may differ from other stockholders.

Hongke Xue, the Chairman of the Board of Directors of  Shaanxi Tianren and the brother of Yongke Xue, our Chairman of the Board and Chief Executive Officer, is the voting trustee for the benefit of Fancylight Limited (“Fancylight”). As of January 4, 2010, Fancylight beneficially owned approximately 65.4% of our Common Stock.  Assuming the exercise for cash of all of the New Warrants, Fancylight will beneficially own approximately 61.2%, of our Common Stock.  As a result, our officers and directors and their relatives are generally able to control the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions, such as business combinations. The interests of our directors and officers may differ from other stockholders. Furthermore, the current ratios of ownership of our Common Stock reduce the public float and liquidity of our Common Stock, which can, in turn, affect the market price of our Common Stock.

We are not likely to pay cash dividends in the foreseeable future.

We may not pay cash dividends on our capital stock until February 26, 2011 so long as the Selling Stockholders collectively own 20% of the Series B Stock issued under the Stock Purchase Agreement. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from Shaanxi Tianren. Shaanxi Tianren may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

The release from escrow of the Make Good Escrow Stock due to our failure to achieve certain financial targets in 2009 would dilute the equity interests of existing stockholders.

Under the Stock Purchase Agreement, if our consolidated pre-tax income for the fiscal year ending December 31, 2009 is less than RMB 107,004,240 (approximately $15,675,521 based on the exchange rate as of December 31, 2009), then, depending on the amount of the shortfall from such targets, some or all of the Make Good Escrow Stock may be transferred to the Selling Stockholders. If we achieve our income targets in 2009, none of such shares shall be transferred to the Selling Stockholders and such shares will be cancelled. The transfer to the Selling Stockholders of some or all of the Make Good Escrow Stock and the subsequent conversion of such shares into our Common Stock would increase the number of outstanding shares of our Common Stock and dilute the equity interests of existing stockholders. The transfer of some or all of the Make Good Escrow Stock to the Selling Stockholders could depress the market price of our Common Stock regardless of whether it is converted into our Common Stock.

Our Common Stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Common Stock commenced trading on the NYSE Amex Equities effective October 29, 2009.  As a result, there is currently no broadly followed or established trading market for our Common Stock and an established trading market may never develop or be maintained.  Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded.

Our Common Stock is currently subject to the “penny stock” rules which require delivery of a schedule explaining the penny stock market and the associated risks before any sale.

Our Common Stock is currently subject to regulations prescribed by the Commission relating to “penny stocks.” The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5.00 per share, subject to certain exceptions. These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction other than exempt transactions involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our Common Stock and may affect the ability of investors to sell their Common Stock in the secondary market.

Our Common Stock is subject to price volatility related and unrelated to our operations.

The market price of our Common Stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our Common Stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our Common Stock.

We are authorized to issue “blank check” preferred stock, which may be issued without stockholder approval and which may adversely affect the rights of holders of our Common Stock.

We are authorized to issue 10,000,000 shares of preferred stock. Our Board of Directors is authorized under our Amended and Restated Articles of Incorporation to provide for the issuance of shares of preferred stock by resolution, and by filing a certificate of designations under Florida law, to fix the designation, powers, preferences and rights of the shares of each such series of preferred stock and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Our Board of Directors previously designated and issued 1,000,000 shares of Series A Stock, which shares of Series A Stock were automatically converted into our Common Stock upon the Reverse Split and returned to the status of authorized and unissued shares of preferred stock following the Reverse Split. As of the date of this prospectus, there was no share of Series A Stock issued and outstanding. Our Board of Directors has designated 7,000,000 shares of Series B Stock, of which 3,448,480 shares are currently issued or outstanding, which amount does not include 2,000,000 shares of Series B Stock subject to the Make Good Escrow Stock. Any shares of preferred stock that are issued are likely to have priority over our Common Stock with respect to dividend or liquidation rights. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids for the Company and thereby prevent stockholders from receiving the maximum value for their shares. We have no present intention to issue any additional shares of preferred stock in order to discourage or delay a change of control or for any other reason. However, there can be no assurance that preferred stock will not be issued at some time in the future.

We are responsible for the indemnification of our officers and directors.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against costs and expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. Consequently, we may be required to expend substantial funds to satisfy these indemnity obligations.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale of our Common Stock by the selling stockholders identified in the table below. Each of the selling stockholders acquired Series B Stock and warrants to purchase our Common Stock as an Investor in the 2008 Private Placement. The Common Stock offered hereby is issuable to the selling stockholders upon conversion of such Series B Stock. All of the selling stockholders are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

The table set forth below lists the names of the selling stockholders as well as the number of shares of Common Stock underlying the securities acquired by the selling stockholder in the 2008 Private Placement and its assignees in connection with the private placement, all of which are being registered. Neither of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Barron Partners LP, one of the selling stockholders, beneficially owns approximately 16.0% of our Common Stock and has engaged in certain transactions with us since 2004 which are described in the section of this prospectus entitled “Certain Relationships and Related Transactions” on page 78 of this prospectus. Neither of the selling stockholders has or has had within the past three years, any position, office, or other material relationship with us or any of our predecessors or affiliates.

Each selling stockholder is offering for sale all of the shares it will acquire upon conversion of the Series B Stock acquired in the 2008 Private Placement.

Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of its shares at any time.

Name of Selling Stockholder	Total Number and Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering (1) (2)			Maximum Number of Shares to be Sold	Total Number And Percentage of Shares Beneficially Owned After the Offering (2)(3)
Barron Partners LP	3,631,737	(4)	16.8%	1,833,334	1,798,403	8.4%
EOS Holdings, LLC	91,007	(5)	0.5%	55,556	35,451	0.2%

(1)
As of January 4, 2010, we had outstanding 17,952,894 shares of Common Stock. Under applicable SEC rules, a person is deemed to beneficially own securities which he has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security, and also is deemed to be the “beneficial owner” of a security with regard to which he directly or indirectly has or shares (a) voting power (which includes the power to vote or direct the voting of the security), or (b) investment power (which includes the power to dispose, or direct the disposition, of the security), in each case irrespective of the person’s economic interest in the security. We have assumed that each selling stockholder beneficially owns all shares of Common Stock issuable upon exercise of warrants and conversion of Series B Preferred Stock held by such selling stockholder. Each selling stockholder has the sole investment and voting power with respect to all shares of Common Stock shown as beneficially owned by such selling stockholder.

(2)
Subject to footnote (1), in determining the percent of Common Stock beneficially owned by a selling stockholder on January 4, 2010, (a) the numerator is the number of shares of Common Stock beneficially owned by such selling stockholder, including shares the beneficial ownership of which may be acquired within 60 days through the exercise of the warrants, if any, held by that selling stockholder, and (b) the denominator is the sum of (i) the 17,952,894 shares of Common Stock deemed outstanding on January 4, 2010, and (ii) the aggregate number of shares of Common Stock that may be acquired by such selling stockholder within 60 days upon the conversion of convertible securities and the exercise of the warrants held by the selling stockholder.

(3)	Assumes the sale of all shares offered by the selling stockholders.

(4)
Consists of 2,243,432 shares of Common Stock issuable upon conversion of Series B Stock. Andrew Worden, Chairman and CEO of Barron Partners LP, has power to vote or to dispose of the securities offered for resale by Barron Partners LP.

(5)
Consists of 55,556 shares of Common Stock issuable upon conversion of Series B Stock. Jon Carnes, the President of EOS Holdings, LLC, has power to vote or to dispose of the securities offered for resale.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) whether or not such broker-dealer(s) conducted any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of our Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of our Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of our Common Stock made prior to the date on which that registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of our Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with re-sales of their respective shares under that registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of our Common Stock covered by this prospectus. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales of the shares by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is listed on the NYSE Amex Equities under the symbol “SPU.” The following table sets forth the high and low inter-dealer prices, without mark-up, mark-down or commission, involving our Common Stock during each calendar quarter, and may not represent actual transactions. Unless indicated otherwise in the footnote to the table below, the prices set forth below have not been adjusted to reflect the effect of the Two-for-Three Reverse Split.

2009	High	Low
First quarter	$3.00	$2.50
Second quarter	$6.50	$2.75
Third quarter	$5.25	$5.25
Fourth quarter	$2.86	$3.5

2008	High	Low
First quarter	$9.86	$2.47
Second quarter	$6.58	$3.29
Third quarter	$5.90	$2.65
Fourth quarter	$3.25	$2.25

(1) Closing price on November 20, 2009, reflecting the effect of the Two-for-Three Reverse Split.

At January 4, 2010, the closing sale price of our shares of Common Stock was $4.15 per share and there were 17,952,894 shares of our Common Stock outstanding. Our shares of Common Stock are held by approximately 85 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of our Common Stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividend Policy

We have never declared or paid any cash dividends on shares of our capital stock and are not authorized to do so until February 26, 2011 so as long as the Selling Stockholders collectively own 20% of the Series B Stock issued pursuant to the Stock Purchase Agreement. Furthermore, because we are a holding company, we rely entirely on dividend payments from our primary operating subsidiary, Shaanxi Tianren, which may, from time to time, be subject to certain additional restrictions on its ability to make distributions to us. PRC accounting standards and regulations currently permit payment of dividends only out of accumulated profits, a portion of which must be set aside to fund certain reserve funds. Our inability to receive all of the revenues from Shaanxi Tianren’s operations may in turn provide an additional obstacle to our ability to pay dividends on our Common Stock in the future. Additionally, because the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC, shortages in the availability of foreign currency may occur, which could restrict our ability to remit sufficient foreign currency to pay dividends.

On February 4, 2008, before the reverse merger transaction, the Board of Directors of Xi’an Tianren declared a cash dividend of $2,899,855 to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Xi’an Tianren, $2,643,218 was payable to Shaanxi Tianren and $256,637 was payable to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of $4,966,280 to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, $4,916,617 was payable to Pacific and $49,663 was payable to its minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend payable to minority interest holders was $306,300.

The payment of dividends is at the discretion of our Board of Directors and is contingent on the Company’s revenues and earnings, capital requirements, financial condition and the ability of our operating subsidiary, Shaanxi Tianren, to obtain approval to send monies out of the PRC.  We currently intend to retain any future earnings to finance the development and growth of our business and do not anticipate paying cash dividends on our Common Stock in the foreseeable future, but will review this policy as circumstances dictate. If in the future we are able to pay dividends and determine it is in our best interest to do so, such dividends will be paid at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, capital requirements, restrictions contained in any future financing instruments and other factors the Board deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

    None.

Penny Stock Regulations

The Commission has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share. The market price of our Common Stock has been below $5.00 per share and we are subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000, or $300,000 together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction other than exempt transactions involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our Common Stock and may affect the ability of investors to sell their shares of our Common Stock in the secondary market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are engaged in the production and sale of fruit concentrate, fruit juice beverages, and other fruit related products in and from the PRC.  We export most of the fruit concentrate products we produce, which include apple, pear, and kiwifruit, via distributors to North America, Europe and the Middle East. We also sell our Hedetang branded bottled beverages domestically primarily to supermarkets in certain regions of the PRC. Because the operations of Shaanxi Tianren, which we acquired on February 26, 2008 through our acquisition of Pacific, are the only significant operations of the Company and its affiliates, the business and financial results of Pacific and the Company reflect those of Shaanxi Tianren. As a result, this discussion and analysis focuses on the business results of Shaanxi Tianren, comparing its results in the three and nine months ended September 30, 2009 with its results in the corresponding periods of 2008.

Shaanxi Tianren holds a 91.15% interest in Shaanxi Qiyiwangguo and a 100% interest in Huludao Wonder.

On June 17, 2009, we incorporated a new Delaware corporation called Harmony MN Inc. (“HMN”) to be a wholly-owned subsidiary of the Company with offices initially in California to act as a sales company for the Company. The total number of shares of capital stock which HMN has authority to issue is 3,000 shares, all of which are Common Stock with a par value of $1.00 per share. On June 20, 2009, HMN was registered in the State of California to transact business in such state. On November 25, 2009, the Company completed the acquisition of Yingkou.

Below is our corporate structure:

* Xi’an Qinmei Food Co., Ltd., an entity that is not affiliated with us, owns the other 8.85% of the equity interests in Shaanxi Qiyiwangguo.

We usually produce our core products such as apple, pear, and kiwifruit concentrate from August to March of each year. The squeezing season for (i) apples is from August to January or February of the following year; (ii) pears is from July or August until April of the following year; and (iii) kiwifruit is from September through December of each year. In the first quarter of 2009, we developed and introduced a fruit vinegar beverage that tested very well in the market. We currently offer our fruit vinegar beverage for kiwifruit and mulberry fruit. Our non-concentrate products, such as fruit juice beverages, are sold and produced in all seasons. The ability to produce fruit juice beverages is important when fresh fruit is out of season and fruit concentrate cannot be produced.  Our range of products and production flexibility allow us to diversify our operational risks and supplement our revenue.  Revenues from sales of fruit concentrate, fruit juice beverages and fruit vinegar comprised 49%, 28% and 9% of our total revenues, respectively, in the nine months ended September 30, 2009.

We own and operate three manufacturing facilities in China; two facilities are located in Shaanxi Province and one facility is located in Liaoning Province. Our raw materials mainly consist of apples, pears and kiwifruit. Fresh fruit is the primary raw material needed for the production of our products. The purchase of fresh fruit represented over 51% of our production cost in fiscal 2008. China has the largest planting area of apples and kiwifruit in the world. Our kiwifruit processing facilities are located in Zhouzhi County, Shaanxi Province, which has the largest planting area of apples and kiwifruit in China. We source our pear supply from Shaanxi Province, the main pear producing province in China, which can supply enough pears to meet our production requirements. We source our apple supply mainly from Liaoning Province, China’s epicenter for high acidity apples, which can supply enough apples to meet our Liaoning factory’s production needs. Because of the seasonal nature in the growing and harvesting of fruits and vegetables, our business is seasonal and can be greatly affected by weather.

We believe that continuous investment in research and development is a key component to becoming a leader in fruit concentrate and fruit juice beverage quality. We have an internal research and development team of approximately 41 people, and we retain external experts and research institutions for additional consultation. Our research and development effort emphasizes the design and development of our processing technology with the goal of decreasing processing costs and optimizing our production capabilities.  We intend to continue to invest in research and development to respond to and anticipate customer needs.  For the nine months ended September 30, 2009 and 2008, our research and development expenses were $827,363 and $199,056, respectively.

To take advantage of economies of scale and to enhance our production efficiency, each of our manufacturing facilities has a focus on juice products centering around one particular fruit according to the proximity of such manufacturing to the supply center of that fruit. Producing multi-fruit concentrate and beverage blends is more costly and time consuming. This strategy allows us to maximize our output and minimize our cost. Our production lines use essentially the same processing method with a few slight variations. Since June 2007, after we leased the production facilities of Huludao Wonder, we have been operating our pear juice products business out of our Jingyang Branch Office. Our business involving apple juice products is operated out of the facilities of Huludao Wonder, and our business involving kiwifruit products is run out of Shaanxi Qiyiwangguo Modern Organic Co., Ltd. (“Shaanxi Qiyiwangguo”), in which we have held a 91.15% ownership interest since May 2006.

On June 10, 2008, we completed the acquisition of Huludao Wonder for a total purchase price of RMB 48,250,000, or approximately U.S. $6,308,591 based on the exchange rate of June 1, 2007. The payment was made through the offset of related party receivables.

Besides concentrated juice products, we generate other revenue from sales of pear juice, apple juice, kiwifruit seeds, organic kiwifruit, fresh kiwifruit, kiwifruit juice, mulberry juice, and apple spice.

The supply of our raw material fruits has traditionally been fragmented, as we generally purchase directly from farmers. In addition, because the prices of raw material fruits change from season to season based on the output of the farms, we do not have long-term supply agreements with our suppliers. To secure our fruit supply and lower transportation costs, our processing facilities are strategically located near the various centers of fruit supply.

Shaanxi Tianren is permitted by the relevant governmental authorities to directly export our products. More than 69% of our products are exported either through distributors with good credit or to end-users directly. Our distributors are generally domestic export companies. Although we generally renew our distribution agreements with our distributors on a yearly basis, we maintain a long-term relationship with our distributors. Our main export markets are the United States, the European Union, South Korea, Russia, and the Middle East.

On October 26, 2009, we approved and filed with the Florida Secretary of State's office an amendment to our Articles of Incorporation to carry out a reverse stock split of our Common Stock on a two (2) for three (3) basis. The number of issued and outstanding shares has been retroactively adjusted for this reverse split, which became effective on October 29, 2009.

On November 3, 2009, we completed a public offering of 2,700,000 shares of our Common Stock held by certain investors at a public offering price of $3.00 per share, pursuant to a Registration Statement on Form S-1. The shares of Common Stock sold in the public offering were issued upon partial exercise of the New Warrants.  We received approximately $6.9 million in gross proceeds from the exercise of all of the foregoing warrants but did not receive any proceeds of the public offering. The number of shares of our Common Stock outstanding was 17, 547,894 after this reverse stock split and public offering.

Comparison of three and nine months ended September 30, 2009 and September 30, 2008

Results of Operations and Business Outlook

Our consolidated financial information for the three and nine months ended September 30, 2009 should be read in conjunction with our consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Revenues

The following table presents our consolidated net revenues for our main products for the three and nine months ended September 30, 2009 and 2008, respectively:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	% Change	2009	2008	% Change
Concentrated pear juice	$3,173,201	$3,257,801	(2.6%)	$6,673,701	$9,375,489	(28.8%)
Fresh kiwifruit	2,973,003	-	N/A	3,449,362	-	N/A
Fruit beverages	2,029,692	1,723,478	17.8%	6,469,873	4,471,240	44.7%
Concentrated apple juice and apple aroma	995,679	350,429	184.1%	2,624,904	4,636,488	(43.4%)
Concentrated kiwifruit juice and kiwifruit puree	748,218	1,014,070	(26.2%)	2,177,187	3,404,790	(36.1%)
Fruit vinegar beverages	656,986	-	N/A	2,049,814	-	N/A
Kiwifruit seeds	27,876	-	N/A	27,876	554,322	(95.0%)

Consolidated	$10,604,655	$6,345,778	67.1%	$23,472,717	$22,442,329	4.6%

Net sales for the three months ended September 30, 2009 were $10,604,655, an increase of $4,258,877 or 67.1%, when compared to the same sales period of the prior year. This increase was primarily due to an increase in sales of fresh kiwifruit, fruit beverages and fruit vinegar beverages in our Chinese market.

In July 2009, we set up a Vegetable and Fresh Fruits Division to promote the sales of fresh kiwifruit in the Chinese domestic market. Sales of fresh kiwifruit in the three months ended September 30, 2009 were $2,973,003. We did not have such sales in the same quarter of fiscal 2008.

Sales of fruit beverages increased by $306,214, or 17.8%, in the third quarter of 2009 as compared to the same period of fiscal 2008. The fruit vinegar beverages that were introduced to the Chinese market in the first quarter of 2009 also increased our sales by $656,986.  We believe that the pure juice market is a high-growth market in China because of growing personal income and an increase in health awareness.

Sales of apple related products increased by $645,250, or 184.1%, in the third quarter of 2009 as compared to the same period of fiscal 2008.  We only produced concentrated apple juice for one month in the last squeezing season in 2008 due to the lower demand for concentrated apple juices in the international market as a result of the instability of the world financial markets and its impact on the global economy. We started the production of concentrated apple juice in August 2009 and it has reached full capacity in the third quarter of 2009 as we believe the demand for apple related products has picked up in 2009.

Sales of concentrated pear juice decreased by $84,600, or 2.6%, in the third quarter of 2009 as compared to the same period of fiscal 2008, primarily due to a decrease in price of our concentrated juice products in the international market.

Sales of concentrated kiwifruit juice and kiwifruit puree decreased by $265,852, or 26.2%, in the third quarter of 2009 as compared to the same period of fiscal 2008. As demand for our kiwifruit beverages in the domestic market increased, we increased the quantity of concentrated kiwifruit juice used in the production of our beverages in the third quarter of fiscal 2009.  As a result, the quantity available for sale to third parties decreased due to the constraint of capacity.

In the three months ended September 30, 2009, we also sold kiwifruit seeds of $27,876, which is a byproduct of concentrated kiwifruit juice. Kiwifruit seeds are sold to the domestic market for use by the pharmaceutical and cosmetic industries.

Net sales for the nine months ended September 30, 2009 were $23,472,717, an increase of $1,030,388 or 4.6%, when compared to the same sales period of the prior year, primarily due to an increase in sales of our fruit beverages under our own name “Hedetang” in the Chinese market as a result of increased demands of our products in the Chinese market, partially offset by a decrease in sales of concentrated juices. We believe this decrease in net sales of concentrate juices was due to a drop in consumer spending in the international market, which was mainly affected by the international financial crisis. In the nine months ended September 30, 2009, domestic sales accounted for 82% of our revenue. As Chinese per capita fruit juice consumption is lower compared with the world’s average, and as the middle class expands and increases wealth, we believe that there is a large domestic market potential for our products.

 Gross Margin

The following table presents the consolidated gross profit margin of our main products and the consolidated gross profit margin as a percentage of related revenues for the three and nine months ended September 30, 2009 and 2008, respectively.

	Three Months Ended September 30,			Nine Months Ended September 30,
Gross profit margin	2009	2008		2009	2008
Concentrated pear juice	$1,189,136	$1,813,059		$2,581,822	$3,489,496
Fresh fruits	1,310,719	-		1,608,608	-
Fruit beverages	480,147	527,573		1,742,924	1,503,973
Concentrated apple juice and apple aroma	204,759	73,014		791,034	978,905
Concentrated kiwifruit juice and kiwifruit puree	341,039	616,701		954,016	1,330,881
Fruit vinegar beverages	312,278	-		1,007,982	-
Kiwifruit seeds	13,250	-		13,250	503,307
Consolidated	$3,851,328	$3,030,347		$8,699,636	$7,806,562

			% Change			% Change
Gross profit margin in %
Concentrated pear juice	37.5%	55.7%	(32.7%)	38.7%	37.2%	4.0%
Fresh fruits	44.1%	-	N/A	46.6%	-	N/A
Fruit beverages	23.7%	30.6%	(22.5%)	26.9%	33.6%	(19.9%)
Concentrated apple juice and apple aroma	20.6%	20.8%	(1.0%)	30.1%	21.1%	42.7%
Concentrated kiwifruit juice and kiwifruit puree	45.6%	60.8%	(25.0%)	43.8%	39.1%	12.0%
Fruit vinegar beverages	47.5%	-	N/A	49.2%	-	N/A
Kiwifruit seeds	47.5%	-	N/A	47.5%	-	N/A
Consolidated	36.3%	47.8%	(24.1%)	37.1%	34.8%	6.6%

     Overall gross margin as a percentage of revenue decreased by 24.1% for the three months ended September 30, 2009, from 47.8% to 36.3%, compared to the same period of fiscal 2008. In terms of dollar amount, gross margin in the three months ended September 30, 2009 was $3,851,328, an increase of $820,981 or 27.1%, compared to $3,030,347 in the same period of fiscal 2008, primarily due to an increase in revenue.

The decrease in gross margin as a percentage of revenue in the third quarter of fiscal 2009 was primarily due to a decrease in the selling price of concentrated juice products in the international market in the current squeezing season, which began in July of this year. Due to heavy competition in the concentrated juice market and the instability of the financial markets and their influence on the global economy, the price of concentrated juice in the international market continued to decrease in the third quarter of fiscal 2009. As a result, our gross margin decreased compared with the same period of last fiscal year.

The gross margin of fruit beverages decreased by 22.5% to 23.7% in the third quarter of fiscal 2009, from 30.6% in the same period of fiscal 2008 primarily due to a decrease in selling price of fruit beverages in the domestic market. We decreased our price to compete with similar juice products in China and promote the quantity sold.

The gross margin of fruit vinegar beverages was 47.5% in the third quarter of fiscal 2009. We did not sell any fruit vinegar beverages in the same period of fiscal 2008. As we are one of the pioneers in the fruit vinegar industry in the Chinese market, our new products enjoy a higher gross margin as a result of the lack of significant competition in the market.

Overall gross margin as a percentage of revenue increased by 6.6% for the nine months ended September 30, 2009, from 34.8% to 37.1%, compared to the same period of fiscal 2008. Gross margin in the nine months ended September 30, 2009 was $8,699,636, an increase of $893,074 or 11.4%, compared to $7,806,562 for the same period of fiscal 2008.

The increase in gross profit margin as a percentage of revenue for the nine months ended September 30, 2009 was primarily due to an increase in the gross margins of concentrated pear juice, concentrated apple juice and apple aroma and concentrated kiwifruit juice and kiwifruit puree in the last squeezing season, which was partially offset by a decrease in the gross margin of fruit beverages.

The gross profit margin of concentrated apple juice and apple aroma increased by 42.7% to 30.1% for the nine months ended September 30, 2009, as compared to 21.1% for the same period of fiscal 2008, primarily due to a lower purchase price of raw materials. Compared with the apple squeezing season in 2007, which was from August 2007 until February 2008, the purchase price of apples was much lower in 2008-09 due to extremely cold weather conditions in the winter of 2007.  This resulted in an increase in the gross margin of apple-related products in the nine months ended September 30, 2009.

The gross profit margin of concentrated pear juice was 38.7% in the nine months ended September 30, 2009, representing an increase of 4.0% as compared to the same period of fiscal 2008. The increase in the gross profit margin of concentrated pear juice was primarily due to a large decrease in the price we paid for fresh pears during their last squeezing season, which was from July 2008 until April 2009. As weather conditions at the beginning of last squeezing season were better than in 2007, there was an abundant harvest of pears. However, this increase in gross margin was partially offset by the decrease in the selling price of concentrated pear juice in the international market.

The gross profit margin of concentrated kiwifruit juice and kiwifruit puree increased by 12.0% to 43.8% for the nine months ended September 30, 2009, as compared to 39.1% for the same period of fiscal 2008. This increase was mainly due to the large decrease in the price we paid for fresh kiwifruit during the last squeezing season, which was from September until December 2008, as a result of abundant harvests of kiwifruit.

The gross profit margin of fresh kiwifruit was 46.6% for the nine months ended September 30, 2009. We did not sell any fresh kiwifruit in the same period of fiscal 2008.

The gross profit margin of our fruit beverages decreased by 19.9% for the nine months ended September 30, 2009 as compared to the same period of fiscal 2008. The decrease in the gross margin of fruit beverages was attributable to the decrease in their selling price. We lowered our selling price of fruit beverages during the approximately 30 day Chinese Lunar New Year holiday season in the first quarter as a promotion to boost sales. We did not conduct the same promotion in the same period last year.

We began selling fruit vinegar beverages in the first quarter of fiscal 2009 in the Chinese market and had a gross margin of 49.2% for fruit vinegar beverages in the nine months ended September 30, 2009.  As we are one of the pioneers in the fruit vinegar industry in the Chinese market, our new products enjoy a higher gross margin as a result of the lack of significant competition in the market.

Operating Expenses

The following table presents consolidated operating expenses as a percentage of net revenues for the three and nine months ended September 30, 2009 and 2008, respectively:

	Three Months Ended September 30,			Nine Months Ended September 30,
(Unaudited)	2009	2008	% Change	2009	2008	% Change
General and administrative	$501,831	$702,385	(28.6%)	$1,469,128	$1,409,895	$4.2%
Selling expenses	188,426	311,931	(39.6%)	563,548	808,576	(30.3%)
Research and development	275,571	175,431	57.1%	827,363	199,056	315.6%
Accrued liquidated damages	-	208,658	(100.0%)	-	208,658	(100.0%)
Consolidated	$965,828	$1,398,405	(30.9%)	$2,860,039	$2,626,185	$8.9%

As a percentage of revenue
General and administrative	4.7%	11.1%	(57.2%)	6.3%	6.3%	(0.4%)
Selling expenses	1.8%	4.9%	(63.9%)	2.4%	3.6%	(33.4%)
Research and development	2.6%	2.8%	(6.0%)	3.5%	0.9%	297.4%
Accrued liquidated damages	-	3.3%	(100.0%)	-	0.9%	(100.0%)
Consolidated	9.1%	22.0%	(58.7%)	12.2%	11.7%	4.1%

Our operating expenses consist of general and administrative, selling expenses and research and development. Operating expenses decreased by 30.9% to $965,828 and increased by 8.9% to $2,860,039 for the three and nine months ended September 30, 2009, respectively, from $1,398,405 and $2,626,185 for the corresponding periods in fiscal 2008, respectively.

The decrease in operating expenses in the third quarter of fiscal 2009 was mainly due to a decrease in general and administrative expenses, selling expenses, and accrued liquidated damages, which was partially offset by an increase in research and development expenses.

General and administrative expenses decreased by $200,554, or 28.6%, to $501,831 and increased by $59,233, or 4.2%, to $1,469,128 for the three and nine months ended September 30, 2009, respectively, from $702,385 and $1,409,895 for the same periods of fiscal 2008, respectively.  The decrease in general and administrative expenses for the three months ended September 30, 2009 was mainly due to a decrease of $236,298 in depreciation expenses in our Huludao Wonder facility. We did not produce any concentrated apple juice in the third quarter of fiscal 2008 due to the lower demand for concentrated apple juices in the international market as a result of the instability of the world financial markets and its impact on the global economy. As a result, we recorded all the depreciation expenses related with our production machinery in general and administrative expenses in the third quarter of fiscal 2008. However, in the third quarter of fiscal 2009 we saw an increase in demand for our products. Our Huludao Wonder facility reached its full capacity during the third quarter of fiscal 2009. The depreciation expenses related to our production machinery were recorded in the cost of goods sold in the third quarter of fiscal 2009. The increase in general and administrative expenses for the nine months ended September 30, 2009 was mainly due to an increase of $86,475 in legal and auditing expenses in the second quarter of fiscal 2009 compared to the same period of fiscal 2008.

Selling expenses decreased by $123,505, or 39.6%, to $188,426 and by $245,028, or 30.3%, to $563,548 for the three and nine months ended September 30, 2009, respectively, from $311,931 and $808,576 for the same periods of fiscal 2008, respectively. This was mainly due to a decrease in transportation expenses in Shaanxi Qiyiwangguo as a result of the decrease in sales of concentrated kiwifruit juice and kiwifruit puree. In addition, the sale of fresh fruits increased in the three and nine months ended September 30, 2009. As the fresh fruits are mainly sold to Shaanxi Province, where our kiwifruit processing plant is located, the freight expenses of fresh fruits are lower compared to the freight expenses related to our other products.

Research and development expenses increased by $100,140, or 57.1%, to $275,571 and by $628,307, or 315.6%, to $827,363 for the three and nine months ended September 30, 2009, respectively, from $175,431 and $199,056 for the same periods of fiscal 2008, as we entered into two contracts with an outside research institute to research and develop new products in fiscal 2008.  The term of these contracts are from August 2008 to December 2009 with a monthly payment of RMB 600,000, or $87,897, according to the exchange rate of September 30, 2009.

We accrued $208,658 in the third quarter of fiscal 2008 as liquidated damages due to the failure to meet the timetables provided for in the Registration Rights Agreement, which was reversed in the second quarter of fiscal 2009 to additional paid-in capital after our registration statement on Form S-1 was declared effective by the Commission on February 5, 2009.

Income from Operations

In the third quarter of fiscal 2009, income from operations increased by $1,253,558, or 76.8%, to $2,885,500 from $1,631,942 for the third quarter of fiscal 2008. As a percentage of net sales, income from operations was approximately 27.2% for the third quarter of fiscal 2009, an increase of 5.8% as compared to 25.7% for the same quarter of fiscal 2008. The increase in income from operations in the third quarter of fiscal 2009 was primarily due to an increase in sales and a decrease in operating expenses in the third quarter of fiscal 2009.

In the nine months ended September 30, 2009, income from operations increased by $659,220, or 12.7%, to $5,839,597 from $5,180,377 for the corresponding period in 2008. As a percentage of net sales, income from operations was approximately 24.9% for the nine months ended September 30, 2009, an increase of 7.8% as compared to 23.1% for the corresponding period in fiscal 2008. The increase in the percentage of net sales was due to an increase in gross margin, which was partially offset by an increase in operating expenses, as previously discussed.

Interest Expense

Interest expenses were $191,717 and $677,375 for the three and nine months ended September 30, 2009, respectively, a decrease of $12,018 and $52,573, respectively, as compared to the same periods of fiscal 2008. The decrease in interest expenses in the third quarter of fiscal 2009 was mainly due to a decrease in the interest rate we paid for our short term loans during fiscal 2009.

Subsidy Income

Subsidy income was $4,661 and $1,557,340 for the three and nine months ended September 30, 2009, respectively, an increase of $1,233 and $1,505,134, respectively, as compared to the same periods of fiscal 2008. The increase in subsidy income was due to an increase in government support to our Company. As we have been recognized as a High and New Technology Enterprise in Shaanxi Province for the past three years, the local government has granted us various subsidies. In the nine months ended September 30, 2009, we received subsidies of $1,557,340.  Of this amount, RMB 9 million, or $1,317,677 according to the average rate of the nine months ended September 30, 2009, was to support our kiwifruit industrialization development plan; RMB 1.6 million, or $234,254, was to support our pear processing and production; RMB 4,800, or $703, was for trademark right protection of our brand name “Hedetang”, RMB 30,000, or $4,392, was the reward for the “Famous Enterprise” in Shaanxi Province; and RMB 2,143, or $314, was the reward for the “Excellent Leading Food Enterprise” of 2007-2008 in Shaanxi Province, which was recognized by the National Food Industry.

Income Tax

Our provision for income taxes was $782,660 and $1,998,227 for the three and nine months ended September 30, 2009, respectively, compared to $214,387 and $525,585 for the corresponding periods in 2008. The increase in tax provision was due to an increase in income before income tax and an increase in the effective tax rate of Shaanxi Tianren. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting in January 2007. Starting in January 2009, Shaanxi Tianren was subject to the regular tax rate of 25% according to the new tax law in China, which was effective on January 1, 2008. In December 2007, the tax rate of our indirect PRC subsidiary, Shaanxi Qiyiwangguo, was reduced from 33% to 25%, effective beginning January 2008. The tax rate of Huludao Wonder was also reduced to 25%, effective beginning January 2008. As a result, the Company’s income tax rate in the PRC is effectively 25%.

We adopted ASC Topic 740, Income Taxes, on July 1, 2007 and have had no material adjustment to liabilities to unrecognized income tax benefits since its adoption.

Noncontrolling Interest

As of September 30, 2009, Shaanxi Tianren held a 91.15% interest in Shaanxi Qiyiwangguo, and Pacific held a 99% percent interest in Shaanxi Tianren. Net income attributable to noncontrolling interests was $181,292 and $471,204 for the three and nine months ended September 30, 2009, respectively, an increase of $107,833 and $214,962, respectively, compared to a noncontrolling interest in net income of $73,459 and $256,242 for the corresponding periods of fiscal 2008, respectively.  The increase in net income attributable to noncontrolling interests was mainly attributable to the increase in net income generated from Shaanxi Tianren.

 Net Income

Net income was $2,083,921 and $4,996,470 for the three and nine months ended September 30, 2009, respectively, an increase of $898,838, or 75.8%, and $1,096,347, or 28.1%, compared to the corresponding periods of 2008, respectively. Such an increase was primarily due to an increase in revenue and subsidy income, but partially offset by an increase in income tax provision, as previously discussed.

Financial Condition

During the nine months ended September 30, 2009, total assets increased $4,665,837, or 7.9%, from $59,287,331 at December 31, 2008 to $63,953,168 at September 30, 2009.  The majority of the increase was in accounts receivable, other receivables, inventories and other assets, which was partially offset by a decrease in cash and property, plant and equipment.

During the nine months ended September 30, 2009, cash and cash equivalents decreased $2,953,574, or 19.3%, to $12,320,597 as compared to $15,274,171 for the fiscal year ended December 31, 2008, primarily due to the use of cash in the squeezing season starting in July 2009.

At September 30, 2009, the accounts receivable balance increased by $3,295,374 from the balance at December 31, 2008 due primarily to the increase in sales in the nine months ended September 30, 2009. The accounts receivable turnover was 155 days for the nine months ended September 30, 2009, compared with 85 days for fiscal 2008. The increase in the accounts receivable turnover was mainly due to a downturn in collection of accounts receivable in Shaanxi Tianren. We believe that the increase in such rate was due to the impact of the difficult global economic condition. If customers are not successful in generating sufficient revenue or are precluded from securing financing, they may delay payment of accounts receivable that are owed to us.

Our inventory as of September 30, 2009 was $3,768,088, reflecting an increase of $1,923,691, or 104.3%, compared to inventory at December 31, 2008. Inventory consists of raw materials, packaging materials and finished products. The increase in inventory was mainly due to an increase in raw materials and packaging materials that we purchased for the squeezing season since December 31, 2008, and an increase in the inventory of concentrated apple juice in Huludao Wonder in its squeezing season.

Other receivables at September 30, 2009 were $1,448,234, an increase of $1,150,840 from the balance at December 31, 2008. The increase in other receivables was primarily due to an increase of subsidy income receivables of $1,318,450 in the nine months ended September 30, 2009. In 2009, the Shaanxi Province government approved a plan to increase the kiwifruit plantation area in the province to 164,609 acres and increase kiwifruit production to 800,000 tons by 2015. In order to achieve this goal, the government provided subsidies to local farmers to enable them to expand the kiwifruit plantation area and to provide to leading kiwifruit processing companies, such as us, rebates on interest paid by such companies on loans payable by them. In May 2009, the related government department of Shaanxi Province approved our kiwifruit industrialization development plan, and granted a subsidy of RMB 9 million, approximately $1,318,450 according to the exchange rate of September 30, 2009, to support our plan. We expect to receive this amount in the fourth quarter of 2009.

Prepaid expenses and other current assets at September 30, 2009 were $859,620, a decrease of $227,456 from the balance at December 31, 2008. The decrease in prepaid expenses was primarily due to the increased usage of raw material of fresh fruits that were already prepaid for the squeezing season.

Property, plant and equipment decreased by $1,085,175 from $20,406,967 at December 31, 2008 to $19,321,792 at September 30, 2009. The decrease was due to the increase in the exchange rate between Chinese yuan and U.S. dollars and an increase in depreciation expenses in the ordinary course of business. Total capital expenditures were $289,945 for the nine months ended September 30, 2009.

In the second quarter of 2009, Shaanxi Tianren completed the construction on the expansion of its research and development center. This research and development center covers an area of 2,000 square meters and encompasses additional space required for research and development laboratories. The expansion is on the existing site of the factory in Jingyang County, Shaanxi Province. We capitalized RMB 8,268,416, or approximately $1,211,277, as fixed assets for this project.  The research and development center provides more space for our engineers to conduct research and development toward the goal of improving and facilitating our product line.

Shaanxi Qiyiwangguo completed the construction of an industrial waste water processing facility and renovation of an employee building in the factory of Zhouzhi County in Shaanxi Province in the third quarter of 2009. The 1,118 square meter industrial waste water processing facility is expected to process 1,200 cubic meters of waste water per day, which will meet the increasing production demands of Shaanxi Qiyiwangguo and will improve the use of recycled waste water.  We capitalized RMB 4,641,590, or approximately $679,967, as fixed assets for this project. It is expected to operate in the fourth quarter of 2009. The newly built water processing facility in Shaanxi Qiyiwangguo will help the Company save on leasing fees and also enables the Company to increase its production capacity once it operates. Furthermore, it will be in compliance with local environmental laws. Shaanxi Qiyiwangguo capitalized RMB 1,198,968, or approximately $175,642, as fixed assets for renovation of an employee building in the third quarter of 2009.

In the third quarter of 2009, Shaanxi Qiyiwangguo began renovation of its factory, road and office building. We capitalized $175,642 as construction in progress as of September 30, 2009. This project was completed in the fourth quarter of 2009.
Depreciation was $1,363,431 for the nine months ended September 30, 2009, compared with $1,300,679 for the same period of the prior year.  The increase in depreciation expenses was mainly due to an increase in fixed assets after September 30, 2008.
Other assets were $5,053,049 at September 30, 2009, an increase of $2,691,000 from the balance of $2,362,049 at December 31, 2008.  The increase in other assets was mainly due to an increase of $732,472 in deposits to purchase Yingkou and a prepayment of $1,486,918 to purchase certain fruit processing equipment in Shaanxi Tianren.

Liquidity and Capital Resources

As of September 30, 2009, we had cash of $12,320,597 as compared to $15,274,171 as of December 31, 2008. We believe that projected cash flows from operations, anticipated cash receipts, cash on hand, and trade credit will provide the necessary capital to meet our projected operating cash requirements for at least the next 12 months, with the exception of the acquisition in Yingkou and the expansion of our current production capacity.

Our working capital has historically been generated from our operating cash flow, advances from our customers and loans from bank facilities. Our working capital was $17,595,835 as of September 30, 2009, representing an increase of $4,163,337, or 31.0%, compared to working capital of $13,432,498 as of December 31, 2008, mainly due to an increase in accounts receivable, other receivables and inventory and a decrease in accrued expenses and income taxes payable.

The most significant sources of working capital during the nine months ended September 30, 2009 was a receivable of RMB 9 million, or $1,318,450 based on the exchange rate of September 30, 2009, of subsidy income and proceeds of $9,516,559 from short-term loan payables. The most significant use of working capital during the nine months ended September 30, 2009 was a repayment of $9,487,277 for short-term loan payables.

Under the Stock Purchase Agreement with the Investors, for a period of three years from the closing date of the Stock Purchase Agreement (February 26, 2008), so long as the Investors collectively own 20% of the Series B Stock issued thereunder, we may not issue any preferred stock or any convertible debt, except for preferred stock issued to the Investors.

Further, under the Stock Purchase Agreement with Investors, until February 26, 2010, at all times our debt-to-EBITDA ratio shall not exceed 3.5:1 for the most recent 12-month period.

On November 25, 2009, the Company completed the acquisition of Yingkou. The Company also plans to expand its current operations in the next two years. Planned expenditures for land and equipment are approximately $45.7 million for the next two years.

We believe that we currently have sufficient cash on hand, combined with anticipated cash receipts, to fund our business for at least the next 12 months. The capital needed for our business in the next 12 months does not include the acquisition of Yingkou or the expansion of our current production capacity.

On November 3, 2009, we completed a resale public offering of 2,700,000 shares of our Common Stock at a public offering price of $3.00 per share, pursuant to a Registration Statement on Form S-1. The shares of Common Stock sold in the public offering were issued upon exercise of the New Warrants.  We received approximately $6.9 million in gross proceeds from the exercise of all of the foregoing warrants. We intend to use the net proceeds to fund potential acquisitions and for general corporate purposes, including acquisitions and other expansion of its current production capacity.

For our long term planned expenditures for equipment and land we will likely need to seek additional debt or equity financing. We believe that any such financing could come in the form of debt or the issuance of our Common Stock in a private placement or public offering.  However, there are no assurances that such financing will be available or available on terms acceptable to us. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

The majority of our capital expenditures are for the expansion of our production capacity.  In the past three years, our annual capital expenditures ranged from $53,000 to $2.9 million.  We financed our capital expenditures and other operating expenses through operating cash flows and bank loans. As of September 30, 2009, the balance of short-term loans totaled RMB 77,000,000, or U.S. $11,280,068 based on the exchange rate of September 30, 2009, with interest rates ranging from 5.31% to 7.52% per annum. These loans were collateralized by land and buildings. These loans are due from October 2009 to July 2010.

Comparison of fiscal years ended December 31, 2008 and December 31, 2007

Results of Operations and Business Outlook

Revenue

The following table presents our consolidated net revenues for our main products for the years ended December 31, 2008 and December 31, 2007:

	Year Ended December 31,
	2008	2007	% Change
Concentrated kiwifruit juice and kiwifruit puree	$13,602,600	$5,848,690	132.6%
Concentrated pear juice	11,992,610	11,278,990	6.3
Concentrated apple juice and apple aroma	6,853,649	7,461,278	(8.1)
Fruit beverages	5,325,891	3,525,223	51.1
Fresh kiwifruit	2,315,392	1,247,760	85.6
Kiwifruit seeds	1,558,463	-	N/A
Consolidated	$41,648,605	$29,361,941	41.8%

Revenue for the fiscal year 2008 was $41,648,605, an increase of $12,286,664, or 41.8%, when compared to the prior year. This increase was primarily due to an increase in sales of concentrated kiwifruit juice and kiwifruit puree, kiwifruit seeds, fresh kiwifruit and fruit beverages, which was partially offset by a decrease in sales of concentrated apple juice and apple aroma.

We believe that the increase in sales of concentrated kiwifruit juice and kiwifruit puree was due to the increase in market acknowledgement of our products in both the international and PRC markets and an increase in the market demand for small breed fruit products. Sales from kiwifruit related products was $17,476,455 in fiscal year 2008, an increase of $10,380,005, or 146.3%, compared to $7,096,450 for fiscal 2007. Due to their nutritional advantages and unique image and taste, the consumption of small breed fruits, such as kiwifruit and mulberry, and their processed products are on the rise worldwide. Our market share of fruit beverages in the Chinese market also showed improvement in fiscal 2008.  The net sales of fruit beverages increased by 51.1% to $5,325,891 as compared to $3,525,223 for fiscal year 2007 due to continuous marketing efforts from our sales people in Shaanxi Tianren and an increase in market demand for fruit juice in the Chinese market. We believe that the pure juice market is a high-growth market in China because of growing personal income and an increase in health awareness.

Sales from apple-related products were $6,853,649 in fiscal year 2008, a decrease of $607,629, or 8.1%, compared to $7,461,278 for fiscal year 2007. The volume of concentrated apple juice exported from China in 2008 decreased by 34% as compared to 2007 primarily due to a decreased demand in the international market as a result of negative effects from the worldwide economic crisis. Furthermore, the competition in apple related products became stronger in China in 2008. Some small and mid-sized juice manufacturers sold their inventory of apple related products at a lower price in China due to the decrease in export volume. As a result, we experienced reduced demand for our apple related products.

Gross Margin

The following table presents the consolidated gross profit margin of our main products and the consolidated gross profit margin as a percentage of related revenues for the fiscal years 2008 and 2007, respectively:

	Year Ended December 31,
Gross Profit Margin	2008	2007	% Change
Concentrated kiwifruit juice and kiwifruit puree	$7,338,762	$2,850,474	157.5%
Concentrated pear juice	4,552,628	4,046,384	12.5
Concentrated apple juice and apple aroma	1,442,694	2,096,941	(31.2)
Fruit beverages	1,831,258	1,039,391	76.2
Fresh kiwifruit	1,491,896	861,706	73.1
Kiwifruit seeds	1,383,958	-	N/A
Consolidated	$18,041,196	$10,894,896	65.6%

Gross Profit Margin as a % of Revenues			% Change
Concentrated kiwifruit juice and kiwifruit puree	54.0%	48.7%	10.7%
Concentrated pear juice	38.0	35.9	5.8
Concentrated apple juice and apple aroma	21.1	28.1	(25.1)
Fruit beverages	34.4	29.5	16.6
Fresh kiwifruit	64.4	69.1	(6.7)
Kiwifruit seeds	88.8	-	N/A

Consolidated	43.3%	37.1%	16.7%

Overall gross margin as a percentage of revenue increased by 16.7% for fiscal year 2008, from 37.1% to 43.3%, compared to fiscal 2007. In terms of dollar amount, gross margin for fiscal year 2008 was $18,041,196, an increase of $7,146,300, or 65.6%, compared to $10,894,896 in fiscal 2007, primarily due to a significant increase in sales.

The increase in gross margin as a percentage of revenue in fiscal 2008 was primarily due to an increase in the gross margin of concentrated kiwifruit juice and kiwifruit puree, concentrated pear juice and fruit beverages, which was partially offset by a decrease in the gross margin of concentrated apple juice and apple aroma and fresh kiwifruit.

The gross profit margin of concentrated kiwifruit juice and kiwifruit puree increased by 10.7% to 54.0% for fiscal year 2008, as compared to 48.7% for fiscal year 2007. This increase was mainly due to the large decrease in the general price of fresh kiwifruit in the kiwifruit squeezing season of fiscal 2008 as a result of abundant harvests of kiwifruit in 2008. The gross profit margin of fresh kiwifruit decreased by 6.7% for fiscal 2008 as compared to fiscal 2007, primarily due to a decrease in the price of fresh kiwifruit in the international market.

The gross profit margin of concentrated pear juice was 38.0% in fiscal year 2008, representing an increase of 5.8% as compared to fiscal year 2007. The increase in the gross profit margin of concentrated pear juice was primarily due to a large decrease in the general price of fresh pears during their squeezing season, which is from July or August until April of the following year. As weather conditions at the beginning of this squeezing season were better than last year, there was an abundant harvest of pears in fiscal 2008. As a result, the general price of pears decreased this year, which in turn improved our gross margin in pear related products.

The gross profit margin of our fruit beverages was 34.4% in fiscal year 2008, an increase of 16.6% compared to 29.5% for fiscal year 2007. This increase was primarily due to the change in our product mix. We sell two types of fruit beverages. One is in glass bottles, which contains more concentrated juice, and the other is in plastic polyethylene terephthalate (“PET”) bottles. Our gross margin for glass bottles was 38.6% for the fiscal year ended December 31, 2008 versus 14.4% for plastic PET bottles. We sold more fruit beverages in glass bottles for the fiscal year 2008, as the result of a change in demand in the Chinese market. As the middle class of China grows, we believe the demand for higher quality, higher margin products will also increase.

In fiscal 2008, we also had sales of $1,383,958 from kiwifruit seeds.  Kiwifruit seeds are the byproduct of kiwifruit juice. They are removed from the fresh kiwifruit when we process kiwifruit juice for purity. Initially, the Company did not allocate any cost to kiwifruit seeds as there was no expected sales value.  In the second quarter of 2008, the Company began the sale of kiwifruit seeds. As kiwifruit seeds are byproducts of concentrated kiwifruit juice, the cost cannot be determined individually.  For purposes of determining our cost of goods sold we have applied the “relative sales value costing” method in determining our cost for kiwifruit seeds. In calculating the gross margin of kiwifruit seeds, the Company applied the average method to simplify the calculation.  In applying this method, we first calculated the average sales values of kiwifruit seeds and kiwifruit juice that can be produced from one ton of kiwifruit based on our estimate in a normal production situation in the second quarter of 2008. This percentage was then applied to actual cost for the production of kiwifruit juice to calculate the actual cost of sales for kiwifruit seeds and concentrated kiwifruit juice in the period covered by the financial statements. As the Company is using the first in, first out inventory method, the kiwifruit seeds of zero cost allocation were sold first, then the kiwifruit seeds of higher cost allocation. Hence, the gross margin for kiwifruit seeds as a percentage of revenue in fiscal year 2008 was much higher than that of concentrated kiwifruit juice. The high margin of kiwifruit seeds in fiscal 2008 contributed to the improvement in gross margin for fiscal year 2008.

The gross profit margin of concentrated apple juice and apple aroma decreased by 25.1% to 21.1% for fiscal year 2008, as compared to 28.1% for fiscal year 2007, which was primarily due to a decrease in the price of apple-related products in the international market.

Operating Expenses

The following table presents consolidated operating expenses as a percentage of net revenues for the fiscal years 2008 and 2007, respectively:

	Year Ended December 31,
	2008	2007	% Change
General and administrative	$2,830,739	$1,158,759	144.3%
Selling expenses	1,453,461	686,819	111.6
Research and development	449,695	30,878	1,356.4
Accrued liquidated damages	254,301	-	N/A
Total operating expenses	$4,988,196	$1,876,456	165.8%

As a percentage of revenue
General and administrative	6.8%	3.9%	60.2%
Selling expenses	3.5	2.3	38.8
Research and development	1.1	0.1	854.9
Accrued liquidated damages	0.6	0.0	N/A
Total operating expenses	12.0%	6.3%	74.3%

Our operating expenses consist of general and administrative expenses, selling expenses and research and development expenses. Operating expenses increased by 165.8% to $4,988,196 for fiscal year 2008 as compared to $1,876,456 for fiscal year 2007.

General and administrative expenses increased by $1,671,980, or 144.3%, to $2,830,739 for fiscal year 2008, from $1,158,759 for fiscal year 2007. The increase in general and administrative expenses in fiscal 2008 compared with fiscal 2007 was mainly due to the consolidation of Huludao’s operating results with those of Shaanxi Tianren since June 1, 2007 and forward and an increase in legal and auditing expenses, which were primarily associated with us becoming a public company.  Huludao Wonder had a large amount of general and administrative expenses, which contributed to the substantial increase of our operating expenses as a result of the operating combination. Management believes that our operating expenses will continue to increase in the future compared to previous years due to the expansion of our business.

Selling expenses increased by $766,642, or 111.6%, to $1,453,461 for fiscal 2008 from $686,819 for fiscal year 2007. This was mainly due to an increase in freight and transportation expenses as a result of the increase in sales.

Research and development expenses increased by $418,817 to $449,695 for fiscal year 2008 from $30,878 for fiscal year 2007, as we entered two contracts with an outside research institute to research and develop new products in fiscal year 2008.  These two contracts are from June 2008 to December 2009 with a monthly payment of RMB 600,000, or $87,944.

We accrued $254,301 as liquidated damages in fiscal year 2008 due to a failure to meet the timetables provided for in the registration rights agreement which we executed in connection with the 2008 Private Placement.

Income from Operations

In fiscal year 2008, income from operations increased by $4,034,560, or 44.7%, to $13,053,000 from $9,018,440 for fiscal 2007. As a percentage of net sales, income from operations was approximately 31.3% for fiscal 2008, an increase of 2.0% as compared to 30.7% for fiscal 2007. The increase in the income from operations was mainly due to an increase in revenue, as previously discussed.

Interest Expense

Interest expense was $932,048 for fiscal year 2008, an increase of $531,531 as compared with fiscal 2007, primarily due to an increase in term loan facilities in 2008 to support expansion plans and potential business opportunities. In fiscal year 2008, we entered into nine short-term loan agreements with local banks in China. As of December 31, 2008, the balance of these short-term loans totaled RMB 76,800,000, or $11,256,871, with interest rates ranging from 5.58% to 9.83% per annum and maturity dates ranging from May 2009 to October 2009.

Income Tax

Our provision for income taxes was $2,231,140 for fiscal year 2008, as compared with $1,109,160 for fiscal year 2007. The increase in tax provision for fiscal year 2008 was due to a significant increase in net income for Shaanxi Qiyiwangguo in fiscal year 2008, which was partially offset by a decrease in the effective tax rate for Shaanxi Qiyiwangguo. The tax rate for Shaanxi Qiyiwangguo was reduced from 33.0% to 25.0%, effective beginning January 2008.

Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006. As a result, in 2007 and 2008 we received subsidies from the local government of Shaanxi Province of approximately $500,000 and $316,000, respectively.

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) on July 1, 2007, which required no material adjustment to our liabilities for unrecognized income tax benefits since its adoption.

Noncontrolling Interest

As of December 31, 2008, Shaanxi Tianren held a 91.15% interest in Shaanxi Qiyiwangguo and Pacific held a 99% interest in Shaanxi Tianren. Net income attributable to noncontrolling interests (which is deducted in determining the Company’s net income) was $613,135 for fiscal year 2008, an increase of $252,634, as compared with $360,501 for fiscal year 2007.  The increase in the net income attributable to noncontrolling interests was mainly due to the increase in the net income generated from Shaanxi Tianren.

Net Income

Net income was $10,010,302 for fiscal year 2008, an increase of $2,413,899, or 31.8%, as compared with fiscal year 2007. Such increase was primarily due to an increase in sales, as previously discussed.

Changes in Financial Condition

During fiscal year 2008, total assets increased by $17,167,376 from $42,119,955 at December 31, 2007 to $59,287,331 at December 31, 2008. The majority of the increase was in cash and equivalents, accounts receivable, prepaid expenses and other current assets, property, plant and equipment and other assets.

Cash and cash equivalents reached $15,274,171 as of December 31, 2008, an increase of 273.1% from $4,094,238 as of December 31, 2007. The increase in cash and cash equivalents was mainly due to net proceeds of $3,115,072 received from certain accredited investors in the 2008 Private Placement and an increase of $12,286,664 in net revenue generated in fiscal year 2008.

Accounts receivable at December 31, 2008 were $11,610,506, an increase of $2,456,819, or 26.8%, compared to $9,153,687 at December 31, 2007. The increase was attributable mainly to an increase in sales in fiscal 2008. The turnover of accounts receivable was 85 days for fiscal 2008, a decrease of 3 days compared to 88 days for fiscal 2007. The decrease in the accounts receivable turnover was due primarily to improvement in collections in Shaanxi Tianren.

Inventory at December 31, 2008 was $1,844,397, a decrease of $2,615,752, or 58.6%, compared to $4,460,149 at December 31, 2007.  Our inventory as of December 31, 2007 consisted largely of concentrated apple juice produced by Huludao Wonder. We started operating Huludao Wonder in June 2007 pursuant to a lease and management arrangement with Hede. However, Huludao Wonder did not book any sales until November 2007 due to the delay in obtaining an export permit. As such, we accrued a large amount of inventory in fiscal year 2007. In addition, we reduced the inventory of apple related products in fiscal year 2008, which had a low gross margin due to the decrease in price in the international market.

Prepaid expenses and other current assets at December 31, 2008 were $1,087,076, an increase of $985,448 from that balance at December 31, 2007, due primarily to an increase of $580,314 in prepaid raw material of fresh apples. In the apple squeezing season in 2008, we saw a decrease in the price of fresh apples due to an abundant harvest of apples and the influence of the decrease in the sales price of apple related products in the international market. To ensure that we had enough fresh apples at the current low price during the squeezing season for our production needs, we prepaid a certain percentage of the estimated purchase amount to suppliers in the apple squeezing season.

Property, plant and equipment increased by $2,842,820 from $17,564,147 at December 31, 2007 to $20,406,967 at December 31, 2008. The increase in property, plant and equipment was mainly due to an addition of $1,426,944 in buildings and $1,903,418 in construction in progress. In 2008, we built a new $193,324 facility in Shaanxi Qiyiwangguo for the expansion of kiwifruit production capacity. In Shaanxi Tianren, we completed a technology innovation and expansion project of $860,274 over its original industrial waste water processing facility located in the factory of Jingyang County in Shaanxi Province. The expanded industrial waste water processing facility will enable us to increase our production capacity in the future and will be in compliance with local environmental laws. We also made a leasehold improvement of $373,346 in the newly leased office in Shaanxi Tianren. Construction in progress was $1,903,418 at December 31, 2008. Total capital expenditures were approximately $2,924,217 in fiscal year 2008.

During 2008, Shaanxi Tianren commenced construction on the expansion of its research and development center. This project covers an area of 2,000 square meters and will encompass additional space required for research and development laboratories. Related to this project, we capitalized, as construction in progress, $1,211,933 in fiscal year 2008. This research and development center was completed in the second quarter of 2009. This research and development center provides more space for our engineers to conduct research and development toward the goal of improving and diversifying our product line. In addition, Shaanxi Qiyiwangguo began construction on an industrial waste water processing facility and renovation of an employee building in the factory of Zhouzhi County in Shaanxi Province. Shaanxi Qiyiwangguo previously leased a waste water processing facility at an annual fee of approximately $11,600. Upon completion, this 1,118 square meter industrial waste water processing facility will process 1,200 cubic meters of waste water per day, which will meet the increasing production demand of Shaanxi Qiyiwangguo and will improve the use of recycled waste water. We capitalized $680,336 as construction in progress during 2008 for this project, which was  completed in the third quarter of fiscal year 2009. The newly built water processing facility in Shaanxi Qiyiwangguo will help us save on leasing fees and also enable us to increase our production capacity in the future.  Furthermore, it will be in compliance with local environmental laws.  In the fourth quarter of fiscal 2008, Shaanxi Qiyiwangguo began renovation of the employee building. We capitalized $11,149 as construction in progress during 2008. This project has no economic profit to us and was completed in the third quarter of 2009.

We capitalized interest expenses of $39,473 in construction in progress in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost, which is included in the amounts above. The source of the future investment in these three projects will be generated from our working capital and our current bank loans.

Land usage right was $6,404,771 as of December 31, 2008 as compared to $6,138,297 as of December 31, 2007. The increase in land usage right was mainly due to a decrease in exchange rate as of December 31, 2008 as compared to December 31, 2007. In Chinese currency, the land usage right decreased by RMB1,141,259, or approximately $164,005, based on the average exchange rate of fiscal year 2008, due to an increase in amortization cost.

Depreciation and amortization was $1,903,117 for fiscal 2008, compared with $1,454,746 for fiscal 2007.  The increase in depreciation expenses was due mainly to an increase in property, plant and equipment acquired after December 31, 2007.

Other assets were $2,362,049 at December 31, 2008, an increase of $2,290,231 from the balance at December 31, 2007. The increase in other assets was primarily due to a down payment of $2,198,608 for the acquisition of Yingkou. On June 1, 2008, Shaanxi Tianren entered into a memorandum agreement with Xi’an Dehao Investment Consultation Co., Ltd. (“Dehao”). Under the terms of the agreement, Dehao agreed to transfer 100% of the ownership interest of Yingkou to Shaanxi Tianren. Shaanxi Tianren is required to make a down payment of RMB 15,000,000, or approximately $2,198,608 based on the exchange rate as of December 31, 2008, to Dehao as a deposit for the purchase. The acquisition is targeted for completion in the second quarter of fiscal 2009 after the third party market value evaluation.

Total liabilities at December 31, 2008 were $16,681,046, an increase of $1,880,322, or 12.7%, compared to $14,800,724 at December 31, 2007.  The increase in liabilities was mainly due to the increase in notes payable and income tax payable, but partially offset by the decrease in accounts payable.

In fiscal year 2008, the Company paid off approximately $14,198,105 of short-term loans payable. The Company also entered into nine new short-term loan agreements with some local banks in China. As of December 31, 2008 the balance of these short-term loans totaled RMB 76,800,000 (U.S. $11,256,871 based on the exchange rate on December 31, 2008), with an interest rate ranging from 5.58% to 9.83% per annum. These loans were due from May 2009 to October 2009. Of these loans, $5,247,343 were collateralized by land and buildings.

Income tax payable increased by $1,335,524 to $1,450,433 at December 31, 2008 as compared to $114,909 at December 31, 2007. The increase in income tax payable was mainly due to an increase in net income generated by Shaanxi Qiyiwangguo in fiscal year 2008.

Accounts payable decreased by $2,334,648, from $2,997,740 at December 31, 2007 to $663,092 at December 31, 2008. The decrease in accounts payable was a result of the prompt payment to our vendors in fiscal year 2008. To ensure that we had sufficient fresh fruits and other materials for our production needs during the squeezing season, we expedited our payment term to our vendors and suppliers.

Related party payables decreased to $23,452 as of December 31, 2008 from $143,366 as of December 31, 2007, representing a decrease of 83.6%. Related party payables included the outstanding borrowing from its shareholders and related entities with common owners and directors. These loans bear no interest and have no fixed payment terms.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following reflects the more critical accounting policies that currently affect our financial condition and results of operations.

The share exchange transaction between SkyPeople and Pacific resulted in Pacific’s stockholders obtaining a majority voting and controlling interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity sections of the accompanying financial statements have been restated to reflect the recapitalization of SkyPeople due to the reverse acquisition as of the first day of the first period presented. All references to Pacific common stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

On June 2, 2007, Shaanxi Tianren entered into a lease agreement with Hede, pursuant to which Shaanxi Tianren, for a term of one year and for a monthly lease payment of RMB 300,000 (approximately $41,070 based on the exchange rate as of December 31, 2007), leased all the assets and operating facilities of Huludao Wonder, which was wholly-owned by Hede. On June 10, 2008, we completed the acquisition of Huludao Wonder for a total purchase price of RMB 48,250,000, or approximately U.S. $6,807,472. The payment was made through the offset of related party receivables from Hede.

Prior to the June 2008 acquisition, Huludao Wonder was classified as a variable entity of Shaanxi Tianren according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities (“V.I.E.”), an interpretation of ARB 51 (“FIN 46”). FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. SkyPeople had evaluated its relationship with Huludao and had concluded that Huludao Wonder was a variable interest entity for accounting purposes after June 2007 and prior to June 2008. The pooling method (entity under common control) was applied to the consolidation of Shaanxi Tianren with Huludao Wonder after the acquisition of Huludao Wonder.

Consolidation

The consolidated financial statements include the accounts of Shaanxi Tianren, Shaanxi Qiyiwangguo, Huludao Wonder and Pacific. All material inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. GAAP. This basis differs from that used in the statutory accounts of Shaanxi Tianren, Shaanxi Qiyiwangguo and Huludao Wonder, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting period there was no impairment loss.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

Accounts Receivable

Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate, as well as its evaluation of the collectability of outstanding accounts. Receivable amounts outstanding more than six months are allowed. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventory

Inventory consists primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which include finished juice in our bottling and canning operations). Inventories are valued at the lower of cost or market. We determine cost on the basis of the average cost or first-in, first-out methods.

Revenue Recognition

We recognize revenue upon meeting the recognition requirements of Staff Accounting Bulletin No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed or determinable and collection of the revenue is reasonably assured. More than 70% of our products are exported either through distributors or to end users. Of this amount, 80% of the revenue is exported through distributors. Our general sales agreement requires the distributors to pay us after we deliver the products to them, which is not contingent on resale to end customers. Our credit terms for distributors with good credit history are from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Customer advances are recorded as advances from customers, which are a current liability. Our payment terms with distributors are not determined by the distributor’s resale to the end customer. According to our past collection history, the bad debt rate of our accounts receivable is less than 0.5% and because of our strict quality standards during the production, storage and transportation process we have experienced no returns based on the quality of our products. Our customers have no contractual right to return our products and historically we have not had any products returned. Accordingly, no provision has been made for returnable goods. We are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency of the PRC is the RMB. The financial statements are translated into U.S. dollars from RMB at period-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the closing rate method in currency translation of the financial statements of the Company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

We have implemented SFAS No.109 Accounting for Income Taxes, which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. We recorded no deferred tax assets or liabilities as of September 30, 2009, since nearly all differences in tax basis and financial statement carrying values are permanent differences.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Noncontrolling Interests

Noncontrolling interests represents the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Shaanxi Qiyiwangguo.

Accounting Treatment of the 2008 Private Placement

The shares held in escrow as Make Good Escrow Stock will not be accounted for on our books until such shares are released from escrow pursuant to the terms of the Make Good Escrow Agreement. During the time such Make Good Escrow Stock is held in escrow, it will be accounted for as contingently issuable shares in determining the diluted EPS denominator in accordance with SFAS 128.

Liquidated damages potentially payable by us under the Stock Purchase Agreement and the Registration Rights Agreement were accounted for in accordance with Financial Accounting Standard Board Staff Position EITF 00-19-2. Estimated damages at the time of closing were recorded as a liability and deducted from additional paid-in capital as costs of issuance. Liquidated damages determined later pursuant to the criteria for SFAS 5 were recorded as a liability and deducted from operating income.

Our failure to meet the timetables provided for in the Registration Rights Agreement resulted in the imposition of liquidated damages, which were payable in cash to the selling stockholders (pro rata based on the percentage of the shares of Series B Stock owned by the selling stockholders at the time such liquidated damages shall have incurred) equal to fourteen percent (14%) of the total purchase price under the Stock Purchase Agreement per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that we may incur pursuant to the Registration Rights Agreement, the New Warrants and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the total purchase price under the Stock Purchase Agreement. We recorded liquidated damages of $254,301 in fiscal year 2008 for failure to meet the timetables provided for in the Registration Rights Agreement.

Pursuant to the Exchange Agreement and certain waiver and release agreements, the selling stockholders agreed to release the Company from its obligations to pay any liquidated damages incurred under the Registration Rights Agreement.

BUSINESS

Business Overview

 We are engaged in the production and sale of fruit concentrate, fruit juice beverages, and other fruit related products (which we refer to collectively as "fruit juice beverages") in and from China.  Our fruit concentrates, which include apple, pear, and kiwifruit, are primarily exported via distributors to North America, Europe and the Middle East.  We sell our Hedetang branded bottled fruit juice beverages domestically primarily to supermarkets in certain regions of the PRC. At December 31, 2008, sales of our fruit concentrate, fruit juice beverages, and other fruit related products represented 78%, 13%, and 9% of our total sales, respectively.

We believe that we are currently one of the only companies able to produce specialty fruit juices in large scale in China and are recognized as a leading specialty fruit juice producer.  Specialty fruit juices are juices squeezed from fruits that are grown in a relatively low quantity and include kiwifruit juice, mulberry juice, strawberry juice, and pomegranate juice.

Our competitive advantages lie in our modern equipment and technology employed at our production factories in Shaanxi and Liaoning Provinces, which are located near regional fruit production centers.  Our equipment and technology help ensure product quality, processing cost control and allow us to meet international juice standards such as ISO9001, Hazard Analysis and Critical Control Points (“HACCP”) and Kosher. Our location near regional fruit production centers enables us to purchase directly from farmers and avoids the need to transport raw fruits over long distances to our processing facilities, both reducing our transportation expenses and helping us maintain high product quality by preserving freshness and helping us avoid damage to the raw fruit in transit.

During the nine months ended September 30, 2009, we produced 14,054 tons of fruit juice concentrate, 7,800 tons of fruit juice beverages and 2, 543 tons of fresh and other fruit related products such as kiwifruit seeds and apple aroma, as compared with 21,591 tons of fruit juice concentrate, 5,380 tons of fruit juice beverages and 5,983 tons of fresh and other fruit related products, respectively, for the same period of 2008. For fiscal year 2008, we produced 21,591 tons of fruit juice concentrate, 5,339 tons of fruit beverage and 5,833 tons of fresh and other fruit related products such as kiwifruit seeds and apple aroma   As we expand our current production facilities and acquire other companies in the fruit product industry, we expect our fruit processing capacity and our annual yield to grow to meet increasing customer demand..

Industry and Market Overview

The global market for processed fruit products has expanded rapidly in the last few years. The general consumption trend has begun to gradually shift from carbonated beverages to pure fruit juice products.  According to The Beverage Digest’s annual “Fact Book,” global demand for non-alcoholic single serve beverages was $106 billion in 2006 and increased 4.1% by volume from 2005 to 2006, while carbonated soft drinks declined in volume from 2005 to 2006 for the first time in 20 years. Likewise, global sales of noncarbonated drinks (tea, coffee, fortified water, juice, sports drinks, milk drinks, and energy drinks) increased by 15% from 2005 to 2006. According to the Beijing Business & Intelligence Consulting Co. Ltd., an independent research firm, projected total sales value of and net income with respect to processed fruit products in China will reach $37.2 billion and $2.5 billion, respectively, in 2010, or a compounded annual growth rate of 42.5% and 66.7%, respectively, for the four-year period from 2007 to 2010. This indicates that, globally, consumers are becoming increasingly health conscious. Increasing disposable income combined with the already health conscious nature of Chinese consumers is a positive indicator for continued growth in the Chinese fruit juice beverage market as well. China currently accounts for only 10% of total global fruit juice consumption and the annual per capita fruit juice consumption in China is approximately 1 kilogram. Chinese consumption shows strong growth potential when it is considered that the average annual per capita fruit juice consumption is approximately 40 kilograms in developed international markets.

This rapid growth in the fruit processing industry in China and worldwide has placed significant pressure on producers to increase production capacities while managing increased costs associated with transport logistics and raw materials.  To respond effectively, producers must:

• utilize modern processing technology to maximize processing capacity and annual yield without significantly increasing production costs;

• utilize flexible production facilities to respond quickly to market supply and demand and quickly introduce new products to the market; and

• build or acquire new production facilities near stable sources of raw material that can adequately meet planned processing capacities and annual yield.

Our Strengths

Raw Materials Control and Resources Advantages

China has the largest planting area of apples and kiwifruit in the world and Shaanxi Province has the largest planting area of apples and kiwifruit in China. Shaanxi Province’s yield of apples and kiwifruit accounted for approximately 25% and 62%, respectively, of the total output of China in 2008.  We have located our production facilities in Shaanxi Province and Liaoning Province, which also has a large yield of apples and produces the largest amount of high acidity apples in China. We have also assisted farmers located near our production facilities in building and managing their farms, thereby helping to increase output and quality of their products and generating goodwill. For example, we helped to build and provide ongoing assistance to the Qinmei Plantation, a plantation in Shaanxi Province from which we purchased most of our kiwifruit in 2008. Our close proximity to the regional production centers ensures raw material availability and freshness and reduces our fruit purchasing and transportation costs.

Equipment, Technology, and Quality Advantages

We purchase our key production equipment from top-ranking foreign equipment manufacturers, including Flottweg AG in Germany, FBR-ELPO S.P.A in Italy, Bertuzzi Food Processing SRL in Italy and APT Schmidt-Bretten GmbH&Co. KG in Germany. This high quality processing equipment helps ensure product quality, processing cost control and allows us to meet tougher international juice standards.

We have effectively combined two new pressing technologies, complete enzymolysis and multiple step digestive enzymolysis, which allows us to utilize numerous individual processes such as membrane filtration, resin absorption, and low temperature reverse osmosis membrane concentration to increase overall product quality.

            We currently utilize seven production processes and technologies. Our processes and technologies are comprised of kiwifruit pulp removal, kiwifruit pulp concentration, cold breakdown, resin discoloration, low temperature reverse osmosis concentration, juice clarification, and pear juice concentration processes and technologies. These processes and technologies have allowed us to slowly gain market share in the fruit concentrate and fruit juice beverage industry, most notably in the kiwifruit market. The ability to remove kiwifruit hair and seeds has differentiated us from our peers.

Product Diversity

Our products include fruit concentrate and fruit juice beverages from apples, pears, kiwifruit, and mulberries. We also sell organic fresh fruit, kiwifruit seed and apple aroma. The ability to produce fruit juice beverages is important when fresh fruit is out of season and fruit concentrate cannot be produced.  Our range of products and production flexibility help us compete in international markets and lessens risks associated with commodity prices, seasonality and consumer preferences.

Operations Team

We have a professional, highly educated, and motivated business administration and technology development team. Our operating managers have an average of more than 10 years of experience in the fruit juice beverage industry. We have established good relationships with several scientific research institutes and experienced consultants that we believe have been instrumental to our growth.  In total, we have more than 10 consultants with relevant industry experience.

Chinese Government Support

The PRC government’s agricultural industrialization policy supports our business. Shaanxi Tianren was awarded the status as a nationally recognized High and New Technology Enterprise in December 2006.  As a result, in 2007 and 2008 we received subsidies from the local government of Shaanxi Province of approximately $500,000 and $316,000, respectively. These subsidies were used to pay research and development expenses. In 2009, the Shaanxi Province government approved a plan to increase the kiwifruit plantation area in the province to 164,609 acres and increase kiwifruit production to 800,000 tons by 2015. In order to achieve this goal, the government plans to provide subsidies to local farmers to enable them to expand the kiwifruit plantation area and to provide to leading kiwifruit processing companies, such as us, rebates on interest paid by such companies on loans payable by them. We have submitted our kiwifruit industrialization development plan to the Shaanxi Province government, which has been approved by the related government department.

Our Strategy

We have a multi-pronged growth plan to respond to market opportunities.

Increase Our Capacity

We will continue to expand the production capacity of our three existing production facilities. We will also consider acquisition opportunities in order to further expand capacity. We believe there are attractive acquisition opportunities which should allow us to further increase our fruit concentrate and fruit juice beverage market share.

Diversify Our Products

We hope to broaden our fruit product offerings in order to further diversify our product mix. Our strategic focus will be on expanding into fruits with harvesting seasons complementary to our current fruits. This will enable us to expand our squeezing season, thus increasing our annual production of fruit concentrate and fruit juice beverages. In the first quarter of fiscal 2009, we introduced mulberry juice vinegar and kiwifruit juice vinegar in the Chinese market, generating revenue and a gross margin of $348,669 and over 49%, respectively, on these two new products. In addition, we will enhance our research and development activities in order to develop and produce innovative high margin products like polyphenol (an antioxidant compound with beneficial effects on health) from concentrated fruit juice to further diversify our product mix and increase our revenue.

We are continuously evaluating new trends in the markets we serve and the potential demand for new products. Utilizing our flexible production facilities, we can quickly evaluate the viability of new products from a production and profitability perspective.  Continuing to strategically diversify our product line will minimize risk by providing additional revenue and allowing us to allocate our production resources based on seasonal trends and market demand.

Enlarge Our Worldwide Customer Base

We will strive to expand our worldwide customer base by strengthening current relationships with distributors and end users in our existing markets. We also plan to expand upon our customer base by developing new relationships with strategic distributors and end users in markets we have not yet penetrated and adding direct customers in North America.  We have identified several markets in which we would like to increase our sales volume. We anticipate rapidly increasing demand for kiwifruit products in the foreseeable future. Strategic customers such as Cargill, B.V. have indicated interest in purchasing an increasing volume of some of our fruit concentrate. We believe that our relationships with companies such as Nongfu Spring Co. Ltd., HuiYuan Group Co. Ltd. and Lotte Huabang Beverage Co. Ltd. are also strong. We anticipate each of these customers will have higher order volumes in 2010.

Market research has identified several domestic and international markets that possess strong growth opportunities. We hope to slowly gain market share through marketing efforts in these areas. On June 17, 2009, we incorporated a wholly-owned subsidiary in Delaware called Harmony MN Inc. (“HMN”) with offices initially in California to facilitate the delivery of our products to our customers.  We believe focusing on our existing customers while continuing to enter new markets will help us expand our customer base while minimizing business risk.

Focus on Improving Gross Margins

We plan to continue to focus on creating new high margin products in the future to supplement our current product offering. We introduced a new kiwifruit concentrate juice product to the market in the fourth quarter of 2008. The gross margin on our kiwifruit concentrate juice product was 40% in the fourth quarter of 2008, which we believe is higher than the average gross margin for the industry, due to our intellectual property rights on certain kiwifruit juice making processes. We sold 1,488 tons of kiwifruit concentrate juice in the fourth quarter of 2008. We did not sell any kiwifruit concentrate juice in the nine months ended September 30, 2009, which was the non-squeezing season of kiwifruit..

In addition, we are making efforts to improve margins for our fruit juice beverage business segment.  In the first quarter of 2009, we developed and introduced a fruit vinegar beverage that tested very well in the market.  The gross margin of the fruit vinegar beverage was over 49% for the nine months ended September 30, 2009, versus an average gross margin of 20% for our pure fruit beverages.

Increase Sales of Fruit Concentrate and Fruit Juice Beverages in China

Currently, we only market our Hedetang brand fruit juice beverages in certain regions of the PRC market. In the first quarter of 2010 we began to execute our plan to expand the market presence of “Hedetang” over a broader geographic area in China. We plan to implement the following strategies: (1) focus on expanding our glass bottle production line to produce higher margin portable fruit juice beverages targeting consumers in tier 2 (cities with a population over 4.5 million and a per capita gross domestic product of more than $3,000) and tier 3 (cities with a population between 1.5 and 4.5 million people or a per capita gross domestic product of $1,500 to $3,000) Chinese cities; (2) further develop our fruit vinegar beverage distribution and continue to emphasize product innovation; and (3) expand our nationwide fruit juice sales network over the next 3 to 5 years by adding talented marketing and sales personnel.

Increase Focus on the Organic and Green Fruit Concepts

According to the Agricultural Marketing Resource Center (www.agmrc.org/markets), organic food production has grown at a rate of almost 20% per annum for the last 7 years and industry experts are continuing to forecast additional growth. Currently, a portion of the kiwifruit produced on the Qinmei plantation, which supplies our kiwifruit production facility, are organic. We have set a target to transition this kiwifruit plantation to fully organic production within five years. We also plan to establish a fruit and vegetable organic research and development center and a training center by 2010 and to convert our apple production base to become partially organic. We will carry out organic apple planting tests in Shaanxi Province and Liaoning Province in 2009 and 2010, with full conversion targeted within five years.

Products

Our core products are concentrated apple, pear, and kiwifruit juices and are produced from July to March of each year. The squeezing season for (i) apples is from August to January or February of the following year; (ii) pears is from July or August until April of the following year; and (iii) kiwifruit is from September through December of each year. Our non-concentrate products such as fruit juice beverages are produced and sold in all seasons. The ability to produce fruit juice beverages is important when fresh fruit is out of season and fruit concentrate cannot be produced.  Our range of products and production flexibility allows us to diversify our operational risks and supplement our revenue.  Fruit concentrate comprised 78% of 2008 revenue, fruit juice beverages made up 13% and the remaining 9% of revenue consisted of sales of fresh fruit, fruit seeds, and other products.

Fruit Concentrate

Fruit concentrate is manufactured through a multi-stage process, which includes pressing, filtering, sterilizing and evaporating fresh fruits and fruit juices. Fruit concentrate is used as the base ingredient in fruit juice beverages and is also used in other products such as ice cream and fruit wine, and to a lesser extent in cosmetics and medicine. Our fruit concentrate products are made up of three different categories: fruit puree, fruit concentrate puree and concentrated fruit juice.  Fruit puree is prepared from clean, sound fruit that has been washed and sorted prior to processing. The fruit is crushed and pressed, and the pulp of the fruit is kept. We then remove all of the water and some of the pulp from the fruit puree and increase the sugar level in order to produce fruit concentrate puree. Advanced technologies maintain the natural flavors and nutrients of the fruit puree.  Fruit puree and fruit concentrate puree are ideal raw materials used in the production of juices, juice beverages, fruit ice creams, smoothies and health care products. Concentrated fruit juice is made from fruit concentrate puree by removing all of the remaining pulp. Concentrated apple juice and concentrated pear juice are prepared from fresh fruits directly. Concentrated fruit juice can also be combined with other fruit juices for the production of blended fruit juices, canned foods, confectionaries, fruit vinegar beverages and beverage products.  We currently sell apple, pear, and kiwifruit concentrate.

Fruit Juice

The manufacturing process for fruit juice beverages involves squeezing, filtering, sterilizing and bottling fresh fruit. Our fruit juice beverages are divided into two categories: pure fruit juice and fruit vinegar beverages. We currently produce fruit juice beverages for kiwifruit and mulberry fruit. Pure fruit juice beverages accounted for 12.8% of 2008 revenue. We tested and began marketing fruit vinegar beverages in the first quarter of 2009 and, based on the results, anticipate our fruit vinegar beverages will experience rapid growth in the Chinese market. Fruit vinegar beverages consist of pure fruit juice and vinegar formulated to meet local taste preferences.

Our fruit juice beverages are distributed through two mediums: glass bottles and PET bottles. Over the next three years we plan to fully eliminate PET bottles from our product mix due to the higher production cost involved with PET bottles.

While typically lower margin, fruit juice beverages are an important business segment as fruit juice beverages can be produced year round, versus our fruit concentrate business which experiences seasonality. Our focus on developing new, high margin beverages distributed in glass bottles will allow us to earn gross margins similar to that of our fruit concentrate products.

Other

We also sell fresh fruit, kiwifruit seeds, apple aroma and other products.

The following table contains information regarding the sales of various fruit concentrate, fruit juice beverages and other products since January 1, 2007.

	Nine months ended September 30, 2009		2008		2007
Products	Amount (tons)	Proportion	Amount (tons)	Proportion	Amount (tons)	Proportion
Fruit puree	-	-	1,322	4%	591	2%
Fruit concentrate puree	1,510	6.2%	3,937	12%	5,278	18%
Fruit concentrate	11,688	48.7%	15,963	49%	18,371	62%
Fruit juice	6,385	26%	5,330	16%	2,514	9%
Fruit vinegar beverages	1,215	5%	-		-
Fresh fruits	3,668	15%	5,821	18%	2,512	9%
Kiwifruit seeds	3	-	160	0.5%	-
Other	18	0.1%	160	0.5%	96	-
Total	24,487	100%	32,693	100%	29,362	100%

Competition

The markets in which we operate are competitive, rapidly evolving, and subject to shifting customer demands and expectations.  We believe that a number of companies are producing products that compete directly with our product offerings, and some of our competitors have significantly more financial resources than we possess.

Our apple juice concentrate competitors include Sdic Zhounglu Fruit Juice Co., Ltd., Yantainorth Andre (Group) Juice Co., Ltd., Shaanxi Hengxing Fruit Juice, and Shaanxi Haisheng Juice Holdings Co., Ltd.  We also compete with fruit juice companies such as Wahaha, Huiyuan, Nongfu Guoyuan, Tongyi, and Meizhiyuan.

Our competitive advantage is the production of small breed fruit concentrate, such as kiwifruit concentrate. We believe that we can produce high quality juice concentrate at a lower cost because of our proximity to fruit farms. Our storage costs are also lower than that of our competitors; however, our low cost structure does not affect our product quality.

Manufacturing

             We own and operate three manufacturing facilities in China; two facilities are located in Shaanxi Province and one facility is located in Liaoning Province. Our three facilities focus on producing single fruit based concentrates and fruit juice beverages. Producing multi-fruit concentrate and fruit juice beverage blends is more costly and time consuming. This strategy allows us to maximize our output and minimize our cost. Our production lines use essentially the same processing method with a few slight variations.

One factory is located in Sanqu Town, Jingyang County, Xianyang City, Shaanxi Province. This factory primarily produces pear concentrate products. The factory occupies an aggregate of approximately 34,476 square meters of land and contains a manufacturing facility. We have implemented the HACCP system, achieved ISO 9001 compliance, and have been recognized with an award for producing Kosher pear concentrate at this factory.  We have 47 years remaining on our land usage right at this facility. Our second factory, located in Shaanxi Province, is located in Siqun Village, Mazhao Town, Zhouzhi County, Xi’an City. Shaanxi Qiyiwangguo, in which we have a 91.15% ownership interest, produces our kiwifruit products. The Shaanxi Qiyiwangguo factory occupies an aggregate of approximately 57,935 square meters of land and contains a manufacturing facility. We have 39 years remaining on our land usage right at this facility. We have implemented the HACCP system, achieved ISO 9001 compliance, and have been recognized with an award for producing Kosher pear concentrate at this factory.  The third factory is located at Hujia Village, Gaotai Town, Suizhong County, Huludao, Liaoning Province. We produce apple concentrate at the Huludao Wonder facility. The factory occupies an aggregate of approximately 86,325 square meters of land and contains factory buildings and machinery. We have 45 years remaining on our land usage right at this facility.  We are ISO 9001 compliant and have implemented HACCP standards at this factory and apple juice produced there has been recognized as Kosher.

Technology in the Production Process

We have recently adopted a number of new technologies for our production processes.

Cold Breakdown

The cold breakdown process is also called cold extraction. In this process, whole fruit is sent to the monomer pulping machine. The initial processing phase removes skin, axis, seeds, and wood particles, after which the pulp is sent to a heat exchanger for sterilization.

Resin Discoloring

Traditional fruit juice concentrating processes are not good at color protection. Color additives affect the quality of the product and hinder sales in international markets. After several rounds of exploratory tests, we developed the new resin absorption discoloring procedure. This new process has a preventative effect on discoloration. This process not only prevents discoloration, but it actually helps improve the pulp and fruit juice color.

Kiwifruit Hair Removal

If the hair on kiwifruit skin is squeezed into pulp juice, it will affect the quality of the pulp juice. Based on cooperation with Xi’an University of Technology, in 2003 and 2004 we developed a hair removal production line for kiwifruit. This innovative production line completely resolved the fruit skin cleansing problem. This technological solution solved a difficult marketing and processing issue.

Kiwifruit Pulp Concentration

Through cooperation with Xi’an University of Technology, we developed a kiwifruit seed removal process. This process resolved the issue of separating fruit flesh and skin during production. Furthermore, valuable kiwifruit seeds, which account for 0.5% of kiwifruit weight, can be easily separated during production. We believe this process is unique to China.

Low Temperature Reverse Osmosis Concentration

Low temperature reverse osmosis concentration is a process of membrane separation. Semi-permeable membranes, such as acetate fiber membrane and polyamide fiber, are most commonly used. Fruit juice can permeate the membrane while other undesirable products are separated from the liquid. We are then able to further increase juice concentration.

Clarification Technology of Concentrated Clear Kiwifruit Juice

Clear kiwifruit juice often becomes clouded. We have adopted a compound enzyme technology to solve this problem.

Raw Materials and Suppliers

China has the largest planting area of apples and kiwifruit in the world. Shaanxi Province, the location of two of our factories, has the largest planting area of apples and kiwifruit in China. The apple and kiwifruit planting area in Shaanxi Province is 1.2 million acres and 68,312 acres, respectively. Pear, pomegranate, strawberry, peach, and cherry yields are also high in Shaanxi Province. We have developed kiwifruit fields with local farmers to ensure a high quality product throughout the production channel. Liaoning Province, the location of our Huludao factory, produces the largest amount of high acidity apples in China.

Our raw materials include:

•	Various fresh fruit, the main raw material for the processing of fruit juice, which are primarily provided by local farmers; and
•	Packing barrels, pectic enzyme, amylase, auxiliary power fuels, and other power sources such as coal, electricity and water.

We purchase raw materials from local markets and fruit growers that deliver directly to our plants. Our raw material supply chain is highly fragmented. Raw fruit prices are highly volatile, therefore fruit concentrate and fruit juice beverage companies generally do not enter into purchasing agreements.

Fresh fruit is the primary raw material needed for the production of our products. The purchase of fresh fruit represented over 66% and 47% of our production cost for the nine months ended September 30, 2009 and fiscal year 2008, respectively. The continuous supply of high quality fresh fruit is necessary for our current operations and our future business growth. We have implemented a fruit purchasing program in areas surrounding our factories. In addition, we organize purchasing centers in rich fruit production areas. This helps farmers deliver fruit to our purchasing agents easily and in a timely manner. We are then able to deliver the fruit directly to our factory for production.

Shaanxi Province is a large agricultural and fruit producing province with sufficient resources to satisfy our raw material needs. The main kiwifruit producing counties are Zhouzhi County and Mei County. The total combined kiwifruit output in these two counties is approximately 300,000 tons per year. This supply adequately satisfies our kiwifruit raw material needs. Shaanxi is also the main pear producing province in China. The pear supply can meet our production requirements. Liaoning Province, China’s epicenter for high acidity apples, can supply enough apples to meet our Liaoning factory’s production needs.

Packing barrels, pectic enzyme and amylase are provided by several different suppliers. We are not dependent on any one supplier or group of suppliers. The Company did not purchase more than 10% of such supplies from any individual vendor in fiscal year 2008 or 2007.

 Marketing, Sales, and Distribution

In 2008, over 69% of the Company’s concentrated fruit juice was exported directly or indirectly.  We utilize two channels for product export; distributors with good credit and direct sale to end users. We have strong relationships with our international distributors and end users in our large international markets (U.S., Europe and the Middle East). We expect international sales will remain a majority of our business in 2009.

We market our products through three primary methods: direct contact with foreign businesses; attendance at international exhibitions; and sales made through trade websites. Our marketing and sales team work closely to maintain a consistent message to our customers. The sales team is divided into three subdivisions. One team focuses on the sale of concentrated fruit juice, another on derivative products, and the last focuses on the sale of fruit juice products.

Our export segment is primarily made up of fruit juice concentrate products. Our international trade department has 13 marketing personnel and is responsible for our sales of fruit juice concentrate. The North American and European markets are big apple and pear concentrate consumers. The U.S. market is a highly mature market with stable growth for apple concentrate. Although we sell to distributors in the PRC and therefore do not know where our exported fruit juice concentrate products are ultimately sold, we believe that the volume of exports to the U.S. of our fruit juice concentrate products has increased annually since 2004. The European market, which we believe has a generally stable consumer base, has been a target market since our inception. Apple concentrate is used to produce many beverages and wines consumed by Europeans. We believe that more than half of our products are exported to Europe. The Middle East is also a target market for our apple juice concentrate.

Fruit juice beverage sales are driven by the Chinese market. Most beverages are sold through provincial level, city level, and county level agents. We also sell directly to hotels, supermarkets, and similar outlets in smaller quantities. Fruit juice beverage sales are conducted by a team of 28 personnel employed by Shaanxi Qiyiwangguo.

Our kiwifruit products (kiwifruit pulp, kiwifruit concentrate pulp, and kiwifruit concentrate juice) are targeted at the European, Southeast Asian, South Korean, Japanese, Middle Eastern, mainland Chinese and Taiwanese markets. The growth of our kiwifruit concentrate and kiwifruit juice beverages has exceeded the growth rate of any other product we offer.

Research and Development

We believe that continuous investment in research and development is a key component to becoming a leader in fruit concentrate and fruit juice beverage quality. As of September 30, 2009, we have an internal research and development team of approximately 41 people, and we retain external experts and research institutions for additional consultation. Our research and development effort emphasizes the design and development of our processing technology with the goal of decreasing processing costs and optimizing our production capabilities.  We intend to continue to invest in research and development to respond to and anticipate customer needs.   For the nine months ended September 30, 2009, our research and development expenses were 827,363. For the years ended December 31, 2008 and 2007, our research and development expenses were $449,695 and $30,878, respectively.

During 2008, we commenced construction on the expansion of our research and development center in Xianyang, Shaanxi Province to .  This research and development center was completed in the second quarter of 2009 and  provides additional space for our product engineers to conduct research and development to improve the quality and volume of our product lines.

Intellectual Property

We currently use the following seven special production processes and technologies:  kiwifruit pulp removal, kiwifruit pulp concentration, cold breakdown, resin discoloring process, low temperature reverse osmosis concentration, juice clarification, and pear juice concentration.

We have developed a specialized procedure to process high seed content fruit. We are able to remove seeds, hair and skin from the fruit. This is especially useful in strawberry and kiwifruit processing. The removal of seeds, hair and skin increases juice quality and thus increases gross margins.

We have also developed Flow-Through Capacitor membrane, reverse osmosis concentration, and composite biological enzymolysis technology to clarify and remove murkiness from fruit juice. We believe that these are leading technologies in our industry.

We believe that our continued success and competitive status depend largely on our proprietary technology and ability to innovate. We have taken the required measures to protect the confidentiality of our proprietary technologies and processes. We rely on a combination of know-how, patent and trade secret laws, as well as confidentiality agreements to protect our proprietary rights. We will take the necessary action to seek remuneration if we believe our intellectual property rights have been infringed upon. As of January 4, 2009, we held 2 active patents granted by the State Intellectual Property Office of the PRC related to breaking up and separating fruit peel, and removing the filth or fruit peel and fruit hair, respectively.

In addition to these 2 active patents, we are applying for another 3 scientific patents for a process in the production of kiwifruit concentrate juice, kiwifruit vinegar beverage and mulberry vinegar beverage. However, we do not have patents on certain other items of intellectual property that we possess.

We also registered one trademark for our Hedetang brand with the Trademark Bureau of the State Administration for Industry and Commerce on November 4, 2005 in the following categories: Category 29, Category 30, Category 31, Category 32 and Category 5. The trademark expires on November 3, 2015 and can be extended upon expiration.

Environment Protection

Each of our three factories is equipped with an industrial waste water processing facility. Our waste water processing facility at the Huludao Wonder factory has a 2,500 tons per day capacity.  Over the past two years, we have increased our Jingyang factory’s waste water processing capacity. The increased waste water processing capacity will enable us to increase fruit juice beverage production capacity in the future while remaining in compliance with the PRC federal and provincial environmental laws.

We completed a technology innovation and expansion project for the industrial waste water processing facility in Zhouzhi County, Shaanxi Province to increase the capacity of waste water processing and recycling in the third quarter of 2009.  The expanded industrial waste water processing facility will enable us to increase our production capacity while remaining in compliance with local environmental laws.

Regulation

Our products and services are subject to central government regulation as well as provincial government regulation in Shaanxi and Liaoning Provinces. Business and product licenses must be obtained through application to the central, provincial, and local governments. We are licensed to operate domestically and export product under the laws and regulations set forth by the government of the PRC.

Employees

As of September 30, 2009, we had approximately 358 full-time employees and approximately 95 part-time employees, except our Chief Financial Officer, all of which are located in the PRC. None of our employees are covered by a collective bargaining agreement. We believe that we have a good relationship with our employees.

 Company Information

In February 2008, we acquired 100% of the ownership interest in Pacific.  Pacific’s only business is acting as a holding company for Shaanxi Tianren.  Shaanxi Tianren is also the majority owner of our two other operating subsidiaries, Shaanxi Qiyiwangguo and Huludao Wonder.  On May 23, 2008, we amended our Articles of Incorporation and changed our name to SkyPeople Fruit Juice, Inc. to better reflect our new business.

The following chart reflects our organizational structure as of the date of this prospectus:

*Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with us, owns the other 8.85% of the equity interests in Shaanxi Qiyiwangguo (f/k/a Xi’an Tianren Modern Organic Co., Ltd.)

            Our principal executive offices are located at 16F, National Development Bank Tower, No. 2 Gaoxin 1st Road, Xi’an, Shaanxi Province, PRC 710075, and our telephone number is 011-86-29-88377216.  Our website address is www.skypeoplefruitjuice.com.  The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our Common Stock.

PROPERTIES

Principal Office and Manufacturing Facilities

Our principal executive offices are located at 16F, National Development Bank Tower, No.2 Gaoxin 1st Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710065, and our telephone number is 011-86-29-88386415. The area of our office is approximately 1,400 square meters.

We also own four factories through our subsidiaries. One is a factory located at Sanqu Town, Jingyang County, Xianyang City, Shaanxi Province. The factory occupies an aggregate of approximately 34,476.04 square meters of land and contains a manufacturing facility. Another factory is located at Siqun Village, Mazhao Town, Zhouzhi County, Xi’an City, Shaanxi Province. That factory occupies an aggregate of approximately 57,934.83 square meters of land and contains a manufacturing facility. The third factory is located at Hujia Village, Gaotai Town, Gaizhou , Liaoning Province.  The factory occupies an aggregate of approximately 86,325 square meters of land, factory buildings and machinery. The fourth factory is located at Yuton Village, Shizijie Town, Suizhong County, Huludao, Liaoning Province.  The factory occupies an aggregate of approximately 26,732 square meters of land, factory buildings and machinery.

There is no private ownership of land in China. All land ownership is held by the government of the PRC, its agencies and collectives. Land use rights can be transferred upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land transfer fee. We own the land use rights for the 34,476.04 square meters of land at Sanqu Town, which have a term of 49 years from 2007, the 57,934.83 square meters of land at Siqun Village, which have a term of 41 years from 2007, and the 26,732 square meters of land at Yuton Village, which have a term of 48 years from 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information concerning beneficial ownership of our capital stock as of January 4, 2010, and as adjusted to reflect the sale of shares of Common Stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, who owns more than 5% of our outstanding capital stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 17,952,894 shares of our Common Stock outstanding as of January 4, 2010 and 20,251,881shares of Common Stock outstanding upon the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days of January 5, 2010 or issuable upon conversion of convertible securities which are currently convertible or convertible within 60 days of January 4, 2010 are deemed outstanding and beneficially owned by the person holding those options, warrants or convertible securities for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the principal address of each of the stockholders below is c/o SkyPeople Fruit Juice, Inc., 16F, National Development Bank Tower, No. 2 Gaoxin 1st Road, Xi’an, Shaanxi Province, PRC 710075.

	Shares Beneficially Owned
		Percent
Name of Beneficial Owner	Number	Before Offering	After Offering (5)

5% Stockholders
Hongke Xue (1)	11,736,626	65.4%	59.2%
Barron Partners LP (2)	3,436,315	17.0%	8.4%
Lin Bai (3)	1,467,078	8.2%	7.4%
Sixiao An (4)	1,467,078	8.2%	7.4%

Directors and Named Executive Officers
Yongke Xue	-	-	-
Spring Liu	-	-	-
Yiaoqin Yan	-	-	-
Guolin Wang	-	-	-
Norman Ko	-	-	-
Robert B. Fields	-	-	-
All current directors and executive officers as a group (6 persons)	-	-	-
___________________

(1)
Consists of 11,736,626 shares owned of record by Fancylight Limited, a British Virgin Islands company (“Fancylight”). Fancylight and Hongke Xue have entered into a Call Option Agreement pursuant to which Mr. Xue has the right to acquire all of such shares. Fancylight and Mr. Xue have also entered a Voting Trust Agreement, dated as of February 25, 2008, under which Mr. Xue has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Mr. Xue may be deemed to be the sole beneficial owner of such shares.

(2)
Consists of (a) 1,192,883 shares of our Common Stock issuable upon exercise of warrants  (b) an aggregate of 2,243,432 shares of our Common Stock issuable upon conversion of Series B Stock and (c) 195,422 shares of Common Stock purchased from the open market.

The address for Barron Partners is 730 Fifth Avenue, 9th Floor, New York, New York 10019.

(3)
Consists of 1,467,078 shares owned by China Shaanxi Tianren Organic Food Holding Company Limited, as attorney-in-fact for certain persons. China Shaanxi Tianren Organic Food Holding Company Limited (“Organic”) is a British Virgin Islands company. Organic and Lin Bai have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Lin Bai has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Lin Bai may be deemed to be the sole beneficial owner of such shares.

(4)
  Consists of 1,467,078 shares owned by Winsun Limited, as attorney-in-fact for certain persons. Winsun Limited (“Winsun”) is a British Virgin Islands company. Winsun and Sixiao An have entered into a Voting Trust and Escrow Agreement dated as of February 25, 2008 pursuant to which Sixiao An has been appointed as voting trustee under a voting trust created with respect to all of such shares. Therefore, Sixiao An may be deemed to be the sole beneficial owner of such shares.

(5)
 Assumes all New Warrants to purchase an aggregate of 1,228,334 shares of the Company’s Common Stock are exercised and the shares of Common Stock issued upon exercise of the New Warrants are sold by the Selling Stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons, Promoters and Certain Control Persons

Acquisition of Huludao Wonder

In May, 2007, Hede acquired Huludao Wonder for RMB 48,250,000, or approximately U.S. $6,308,591 based on the exchange rate of June 1, 2007, which, based on a third party valuation, was determined to be fair market value. Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest in Hede, and Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20%. Immediately following the acquisition, Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren (the “Huludao Lease”). The Huludao Lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the Huludao Lease was RMB 300,000 per month (approximately $43,972 based on the exchange rate on December 31, 2008). Pursuant to the terms of the purchase agreement, Hede was required to pay the purchase price in installments. Between June and December of 2007, Shaanxi Tianren made various unsecured loans to Hede totaling RMB 31,544,043 (approximately $4,318,381 based on the exchange rate as of December 31, 2007) so that Hede could make the necessary installment payments.

In May 2008, Shaanxi Tianren paid to Hede an aggregate amount of RMB 1,500,000 (approximately $219,861 based on the exchange rate on December 31, 2008) in rent for the period from January to May 2008 pursuant to the Huludao Lease.  In the same month, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,638,329 based on the exchange rate on December 31, 2008) for the balance of the purchase price for Huludao Wonder.

On May 31, 2008, Shaanxi Tianren entered into a stock transfer agreement (the “Transfer Agreement”) with Hede. Under the terms of the Transfer Agreement, Hede agreed to transfer all its stock ownership of Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (approximately $6,308,591 based on the exchange rate as of June 1, 2007). The sale was closed on June 10, 2008. As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,929,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $99,564 based on the exchange rate on December 31, 2008) to Hede was repaid to the Company on June 11, 2008.

Barron Partners

On February 26, 2008, simultaneously with our acquisition of Pacific and our related sale of Series B Stock, we entered into an oral agreement with Barron Partners, pursuant to which we issued an aggregate of 615,147 shares of Series B Stock to Barron Partners in exchange for the cancellation of (a) all indebtedness of the Company to Barron Partners under certain outstanding convertible promissory notes issued to Barron Partners during the period from September 30, 2004 to February 2008; and (b) all liquidated damages payable (or which would become payable) to Barron Partners as a result of the Company’s failure to register for resale the shares of the Company’s Common Stock issuable upon conversion of such convertible promissory notes (as called for under certain registration rights agreements between the Company and Barron Partners). The oral agreement was approved by the written consent of the then sole director of the Company in February 2008.

The total amount of principal and accrued interest under all convertible promissory notes which were cancelled aggregated approximately $1,735,286 and the total amount of accrued liquidated damages which were cancelled aggregated approximately $3,320,132. All of the convertible promissory notes bore interest at the rate of 8% per annum and were convertible into shares of our Common Stock at a conversion rate of one share of Common Stock for every $8.21822 of principal converted. The registration rights agreements provided for liquidated damages to accrue at the rate of 36% per annum of the note principal in the event that the registration statements to register the underlying shares were not declared effective by the required deadline.

The number of shares of Series B Stock that were issued to Barron Partners pursuant to the agreement was determined by dividing the aggregate indebtedness cancelled ($5,055,418) by $8.1822 per share (which was the rate at which one share of our Common Stock was issuable for principal under the convertible promissory notes). In lieu of issuing Common Stock, the Company and Barron Partners agreed that Barron Partners would be issued Series B Stock (which, upon consummation of a 1-for-328.72898 reverse stock split on May 23, 2008, became convertible into shares of our Common Stock on a share for share basis).

Erroneous Pacific Dividend Paid to Certain Directors of the Company

In May 2008, Pacific erroneously paid $4,916,617 to its former stockholders as the result of a dividend declaration in February 2008. Following the erroneous payment, the monies were then returned to the Company, without interest in June 2008. The recipients of the money were directors of the Company.

On February 4, 2008, the Board of Directors of Shaanxi Qiyiwangguo declared a cash dividend of $2,899,855 to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Shaanxi Qiyiwangguo, $2,643,218 was paid to Shaanxi Tianren and $256,637 was paid to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of $4,966,280 to its shareholders.  As a result, $4,916,617 was paid to Pacific and $49,663 was paid to Shaanxi Tianren’s minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend paid to minority interest holders was $306,300.

In May 2008, Pacific erroneously paid $4,916,617 to its former shareholders as the result of the dividend declaration by Shaanxi Tianren in February 2008. The monies were then returned to the Company, without interest, in June 2008. Because the recipients of the money were directors of the Company and the erroneous dividend payment was treated as a loan for accounting purposes, the Company may have inadvertently violated Section 13(k) of the Exchange Act in connection with such erroneous dividend payment.

Series B Stock Purchase Agreement

On February 25, 2008, the Company entered into the Stock Purchase Agreement with the Selling Stockholders pursuant to which the Company agreed to issue 2,833,333 shares of Series B Stock and February 2008 Warrants, in exchange for a cash payment in the amount of $3,400,000. Pursuant to the Stock Purchase Agreement, the Company also deposited the Make Good Escrow Stock into an escrow account held by an escrow agent as make good shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009, are less than certain pre-determined target numbers.  We achieved our target numbers in 2007 and 2008.  As a result, no shares of Make Good Escrow Stock have been distributed to the Selling Stockholders.

Exchange of February 2008 Warrants for New Warrants

On June 2, 2009, the Company and the Selling Stockholders entered into and consummated the Exchange Agreement pursuant to which the Selling Stockholders exchanged all of the February 2008 Warrants for the New Warrants.  The New Warrants may be exercised at any time through February 24, 2013. The Common Stock being offered by this prospectus are the shares that are issuable to the Selling Stockholders upon exercise of the New Warrants.

As additional consideration for the New Warrants they received, the Selling Stockholders signed a Waiver and Release pursuant to which they (a) released the Company from an obligation to pay them an aggregate of $255,605 in liquidated damages relating to the Company’s failure to have a registration statement covering the resale of shares of the Company’s Common Stock issuable upon the exercise of the February 2008 Warrants and conversion of Series B Stock declared effective by the Commission by July 24, 2008 and (b) irrevocably waived their right to receive any Make Good Escrow Stock solely as a result of, and to the extent that, such would be deliverable to them because Pre-Tax Income Per Share for the Company’s fiscal year ending December 31, 2009 (for purposes of determining whether the Company has achieved its target number for such fiscal year) is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and an increase in the weighted average number of shares of Common Stock outstanding during the period due to the issuance and delivery to the Selling Stockholders of the New Warrants in exchange for the February 2008 Warrants.

 Review, Approval or Ratification of Transactions with Related Persons

On September 30, 2008, the Board of Directors of the Company approved a Statement of Policies and Procedures with Respect to Related Party Transactions (the “Policy Statement”) which requires the Audit Committee to review the material facts of all Interested Transactions (defined below), unless an exception applies, and either approve or disapprove of the Company’s entry into the Interested Transaction. If the Audit Committee’s advance approval of an Interested Transaction is not feasible, then the Interested Transaction shall be considered at the Committee’s next regularly scheduled meeting and, if the Audit Committee determines it to be appropriate, ratified.

In determining whether to approve or ratify an Interested Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Party’s interest in the transaction. Pursuant to the Policy Statement, no director shall participate in any discussion or approval of an Interested Transaction for which he or she is a Related Party, except that the director shall provide all material information concerning the Interested Transaction to the Committee. If an Interested Transaction is ongoing, the Audit Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to see that they are in compliance with the Audit Committee’s guidelines and that the Interested Transaction remains appropriate.

For purposes of the Policy Statement:

•
an “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year, (2) the Company is a participant, and (3) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity); and

•
a “Related Party” is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of the Company’s Common Stock, or (c) immediate family member of any of the foregoing. Immediate family member includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).

Notwithstanding the foregoing, each of the following Interested Transactions shall be deemed to be pre-approved by the Audit Committee, even if the aggregate amount involved exceeds $50,000:

•
Employment of executive officers. Any employment by the Company of an executive officer of the Company if either (i) the related compensation is required to be reported in the Company’s proxy statement under Item 402 of the Commission’s compensation disclosure requirements (generally applicable to “named executive officers”); or (ii) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company’s proxy statement under Item 402 of the Commission’s compensation disclosure requirements if the executive officer was a “named executive officer”, and the Company’s Compensation Committee approved (or recommended that the Board approve) such compensation.

•
Director compensation. Any compensation paid to a director if the compensation is required to be reported in the Company’s proxy statement under Item 402 of the Commission’s compensation disclosure requirements.

•
Certain transactions with other companies. Any transaction with another company at which a Related Person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed 2 percent of that company’s total annual revenues.

•
Certain Company charitable contributions. Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a Related Person’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $50,000, or 2 percent of the charitable organization’s total annual receipts.

•
Transactions where all stockholders receive proportional benefits. Any transaction where the Related Person’s interest arises solely from the ownership of the Company’s Common Stock and all holders of the Company’s Common Stock received the same benefit on a pro rata basis (e.g. dividends).

•	Transactions involving competitive bids. Any transaction involving a Related Party where the rates or charges involved are determined by competitive bids.

•
Regulated transactions. Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

•
Certain banking-related services. Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as of January 4, 2010 the names, positions and ages of our current executive officers and directors. Our directors serve until the next Annual Meeting of Stockholders or until their successors are elected and qualified. Our officers are elected by the Board of Directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the Board of Directors.

Name of Current Director and/or Executive Officer	Age	Position(s) with the Company
Yongke Xue	42	Director, Chief Executive Officer of the Company
Spring Liu	36	Chief Financial Officer, Secretary of the Company
Xiaoqin Yan	31	Director of the Company
Guolin Wang (1) (2)	45	Director of the Company
Robert B. Fields (1) (2)	72	Director of the Company
Norman Ko (1) (2)	44	Director of the Company
Ke Lu	39	Director and President of Shaanxi Tianren
________________________

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

Yongke Xue. Mr. Xue has been serving as one of our directors since February 26, 2008 upon consummation of a reverse merger transaction and has been serving as our CEO since February 2008. Mr. Xue has served as the Director of Shaanxi Tianren since December 2005. Mr. Xue served as the general manager of Hede from December 2005 to June 2007. Prior to that, he served as the business director of the investment banking division of Hualong Securities Co., Ltd. from April 2001 to December 2005. He also acted as the Vice General Manager of Shaanxi Huaye Foods Co., Ltd. from July 1998 to March 2001. From July 1989 to June 1998, he worked at the Northwestern Materials Bureau of the PLA General Logistics Department. Mr. Xue graduated from Xi’an Jiaotong University with an MBA in 2000. Mr. Xue graduated from National University of Defense Technology in July of 1989 and he majored in Metal Material & Heat Treatment and received a Bachelor’s Degree.

Spring Liu. Ms. Liu has been serving as our CFO since April 14, 2008 and our Secretary since April 25, 2008. Ms. Liu passed all sections of the Uniform Certified Public Accountants Examination in California in March of 2006. Ms. Liu earned a Bachelor of Arts in English degree from the Xi’an Foreign Languages University, China in 1996, and a Bachelor of Science Degree in Accounting, California in 2004. Prior to her appointment as Chief Financial Officer, Ms. Spring Liu served at Trio-Tech International from February 2003 to April  2008 in the following positions: Accountant, Accounting Manager, Financial Reporting Manager, Assistant Corporate Secretary and Corporate Secretary. Her most recent position with Trio-Tech International was Corporate Secretary and Financial Reporting Manager. Ms. Spring Liu is experienced in corporate management and SEC reporting. In addition, she is familiar with the compliance of the U.S. GAAP standards to foreign subsidiaries’ accounting records, and is proficient in adopting strong internal control methods according to the requirements of the Sarbanes-Oxley Act of 2002.

Xiaoqin Yan. Ms. Yan has been serving as one of our directors since April 7, 2008. Ms. Yan is a director of Shaanxi Tianren and has been with the Company since January 2006. From June 2005 to December 2005 Ms. Yan was not employed. From March 2004 to June 2005 Ms. Yan held the position of Manager of Human Resources of Express Worldwide Ltd. Ms. Yan served as the Manager of Logistics of Tianjin Dingyuan International Foods Co., Ltd. from October 1999 to March 2004. Ms. Yan graduated from the Air Force University of Engineering and majored in Computer Technology. In July of 2006 she graduated from PLA Military School and received a Bachelor’s Degree in Business Management.

Guolin Wang. Mr. Wang has been serving as one of our directors since April 7, 2008. Mr. Wang has served as a director of Shaanxi Tianren since October 2005. Since 1996 he has been a professor at the Finance Department of the Management School and the Economics and Finance School of Xi’an Jiaotong University. He previously served as the Director and Chairman of Xi’an Changtian Environmental Protection Engineering Co., Ltd. from February 2006 to June 2007. Mr. Wang acted as the head of the Management School Graduate Office and Chinese-Singapore Management Doctor Center Office of Xi’an Jiaotong University from 1988 to 1996. Mr. Wang graduated from Xi’an Jiaotong University in July 1983. He majored in Electronics & Telecommunication and attained a Bachelor of Science Degree. In July 1983, he attained a Master’s Degree and majored in Management Science and Engineering. He graduated from the University’s School of Economics & Finance in 2006. He majored in Management Science and Engineering and received a Doctorate Degree.

Robert B. Fields. Mr. Fields has been serving as one of our directors since April 25, 2008. Mr. Fields has served as the Chairman of ActForex, Inc., a New York fully hosted management service provider of proprietary software for currency trading with over 20,000 registered traders. From June 2005 through May 31, 2006, Mr. Fields served on the Board of Directors and as Chairman of the Audit Committee of Genoil Inc. (OTCBB: GNOLF.OB). From 1999 to 2002, Mr. Fields was Executive Advisor to Laidlaw Global Corp. (AMEX). In June 2000 Mr. Fields was appointed to the Board of Statmon Technologies, Inc. (OTCBB: STCA) and continues to serve on that board as well as to serve as Chairman of Statmon’s Audit Committee. From 1997 to 1998, Mr. Fields served as Vice Chairman and, from 1997 to 1999, as a director of Laidlaw Ship Funding Ltd. Mr. Fields is currently the President of the Friars National Association Foundation, Inc., a philanthropy of the arts based in New York, and since 1998 Mr. Fields has held various officer positions with the organization. From 1995 to 1998 he was a director of Hospital Staffing Services, Inc. (NYSE), and prior to that Mr. Fields also served as President and CEO of L’Express Inc., a New Orleans based interstate regional airline, EVP of American Finance Group in Boston, and as a director and on the Audit Committee of Flight International Group of Newport News, Virginia, a public company. Additionally, Robert Fields was managing director of Equifund, L.P. Since 1979 he has served as the President of Tradestar Ltd., his wholly owned consulting firm that specializes in asset appreciation. Additionally, since 2006, Mr. Fields has served as the managing member of Petrofields LLC, based in New York. He has been a member of the board of directors for eight public companies and a director of more than a dozen companies.

Norman Ko. Mr. Ko has been serving as one of our directors and Chairman of the Audit Committee and Compensation Committee since April 25, 2008. Mr. Ko has been a Partner of Smith Mandel & Associates, LLP (“Smith Mandel”), a certified public accounting firm in Los Angeles, since July 2007. He was an Assurance Manager of Smith Mandel for more than five years before he was appointed as a partner of that company. Mr. Ko earned a Master of Business Administration from the University of San Francisco in 1989, and a Bachelor of Science Degree from York University, Canada in 1987. He is a member of the American Institute of Certified Public Accountants and a member of the California Society of Certified Public Accountants.

Ke Lu.  Mr. Lu has served as a director and President of Shaanxi Tianren since 2006. Mr. Lu was General Manager of the Ningxia Business Division of Shaanxi Tongda Fruit Juice & Beverage Group Co., Ltd. from October 2004 to March 2006. He was the General Manager and director of Huludao Wonder from December 2003 to October 2004. He served as the General Manager and Deputy Board Chairman of Dalian Purelove Fruit Juice Co., Ltd. from August 1995 to December 2003. Mr. Lu graduated from Dalian Polytechnic University with a Bachelor’s Degree in July 1995, majoring in Food Science and Engineering.

Board Composition

We currently have five directors.  Three of our current directors, Messrs. Wang, Ko, and Fields, are independent directors within the meaning of such term as defined in Section 803 of the American Stock Exchange Company Guide.

Board Committees

Our Board of Directors has established an Audit Committee and a Compensation Committee, each of which operates pursuant to a charter adopted by our Board of Directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

Audit Committee.  Messrs. Ko, Fields and Wang currently serve on the Audit Committee, which is chaired by Mr. Ko. Each member of the Audit Committee is “independent” as that term is defined in the rules of the Commission and within the meaning of such term as defined in Section 803 of the American Stock Exchange Company Guide. Our Board of Directors has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Our Board of Directors has designated Mr. Ko as an “audit committee financial expert,” as defined under the applicable rules of the Commission. The Audit Committee’s responsibilities include:

•	reviewing the financial reports provided by the Company to the Commission, the Company’s stockholders or to the general public;
•	reviewing the Company’s internal financial and accounting controls;
•	recommending, establishing and monitoring procedures designed to improve the quality and reliability of the disclosure of the Company’s financial condition and results of operations;
•	overseeing the appointment, compensation, and evaluation of the qualifications and independence of the Company’s independent auditors;
•	overseeing the Company’s compliance with legal and regulatory requirements;
•	overseeing the adequacy of the Company’s internal controls and procedures to promote compliance with accounting standards and applicable laws and regulations;
•	engaging advisors as necessary; and
•	determining the funding from the Company that is necessary or appropriate to carry out the Committee’s duties.

Compensation Committee. Mrs. Ko, Wang and Fields currently serve on the Compensation Committee, which is chaired by Mr. Ko. Each member of the Compensation Committee, is “independent” as that term is defined in the rules of the Commission and within the meaning of such term as defined in Section 803 of the American Stock Exchange Company Guide, a “non-employee director” for purposes of Section 16 of the Exchange Act and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee’s responsibilities include:

•	considering and authorizing the compensation philosophy for the Company’s personnel;
•	monitoring and evaluating matters relating to the compensation and benefits structure of the Company;
•	reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer and other executive officers’ compensation;
•
evaluating the Chief Executive Officer’s and other executive officers’ performance in light of corporate goals and objectives and determining and approving the Chief Executive Officer’s and other executive officers’ compensation based on such evaluation;

•	reviewing and approving all compensation for all the non-employee directors and other employees of the Company and its subsidiaries with a base salary greater than or equal to $100,000;
•	reviewing the terms of the Company’s incentive compensation plans, equity-based plans, retirement plans, deferred compensation plans and welfare benefit plans;
•	reviewing and approving executive officer and director indemnification and insurance matters;
•
reviewing and discussing the Compensation Discussion and Analysis section proposed for inclusion in the Company’s Annual Report on Form 10-K and annual proxy statement with management and recommending to the Board whether such section should be so included;

•	preparing and approving the Committee’s report to be included as part of the Company’s annual proxy statement;
•	evaluating its own performance on an annual basis and reporting on such performance to the Board;
•	reviewing and reassessing the Compensation Committee Charter and submitting any recommended changes to the Board for its consideration; and
•	having such other powers and functions as may be assigned to it by the Board from time to time.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serve as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics will be available on our website at www.skypeoplefruitjuice.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Named Executive Officers

The Company’s executive officers do not receive any compensation for serving as executive officers of the Company or Pacific, but, except for our Chief Executive Officer, are compensated by and through Shaanxi Tianren.  Our Chief Executive Officer, Yongke Xue, has not received any compensation from the Company or any of its subsidiaries for his services to the Company and its subsidiaries in the past two years. The following table sets forth information concerning cash and non-cash compensation paid by Shaanxi Tianren to the Company’s named executive officers for each of the two fiscal years ended December 31, 2008 and December 31, 2007. No executive officer of the Company, Pacific or Shaanxi Tianren received compensation in excess of $100,000 for either of those two years.

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yongke Xue	12/31/2007	—	—	—	—	—	—	—	$0
	12/31/2008	—	—	—	—	—	—	—	$0
Spring Liu (1)	12/31/2007	—	—	—	—	—	—	—	—
	12/31/2008	$58,192	—	—	—	—	—	—	$58,192

(1)  Ms. Liu was hired as Chief Financial Officer of the Company in April 2008.

Option and Warrant Grants in Last Fiscal Year; Outstanding Equity Awards

No options or warrants were granted in the last fiscal year and no options or warrants are held by the Company’s executive officers.

Compensation of Directors

The Company’s directors did not receive compensation for their service on the Board of Directors for the fiscal years ended December 31, 2006 and 2007.  Starting in fiscal 2008, we began (i) paying each of our non-employee directors an annual fee of $25,000, (ii) reimbursing our directors for actual, reasonable and customary expenses incurred in connection with the performance of their duties as Board members, and (iii) paying the Chairman of our Audit Committee a fee of $25,000 for his or her service as Chairman.  The following table sets forth information concerning cash and non-cash compensation paid by the Company to our directors during fiscal 2008.

Name	Fees earned or paid in cash ($)(1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yongke Xue	—	—	—	—	—	—	—	—
Xiaoqin Yan	—	—	—	—	—	—	—	—
Guolin Wang (2)	—	—	—	—	—	—	—	—
Robert B. Fields	$25,000	—	—	—	—	—		$25,000
Norman Ko	$25,000	—	—	—	—	—		$25,000

(1)  Cash compensation for Board and committee meeting attendance and service as a committee chairman.

(2)  Mr. Wang is a PRC resident and the Company’s policy is not to provide cash compensation for director services to non-employee directors who are PRC residents. The Company believes that this is a common practice for companies with their primary operations in the PRC.

DESCRIPTION OF OUR SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, 1,000,000 of which have been designated as Series A Preferred Stock and 7,000,000 of which have been designated as Series B Preferred Stock. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, By-laws and the Certificates of Designations, Preferences and Rights of the Series A Preferred Stock and the Series B Preferred Stock, which are filed as exhibits to the registration statement, and applicable provisions of Florida law.

As of January 4, 2010, there were 17,952,894 shares of our Common Stock outstanding held by approximately 85 stockholders of record, no shares of our Series A Stock outstanding, 3,448,480 shares of our Series B Stock outstanding (not including 2,000,000 shares deposited with an escrow agent as Make Good Escrow Stock which shares are not considered to be outstanding for financial statement purposes) held by two stockholders of record and outstanding warrants to purchase 1,228,334 shares of our Common Stock.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Except if a greater plurality is required by the express requirements of law or our Amended and Restated Articles of Incorporation, the affirmative vote of a majority of the shares of voting stock represented at a meeting of stockholders at which there shall be a quorum present shall be required to authorize all matters to be voted upon by our stockholders. According to our charter documents, holders of our Common Stock do not have preemptive rights and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking funds provided for our stockholders. Shares of our Common Stock share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available for distribution as dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Series B Convertible Preferred Stock

In connection with the Share Exchange and Series B Stock Purchase Agreement, we designated 7,000,000 shares of Series B Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The rights and preferences of the Series B Stock are set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock, which we filed with the Secretary of State of Florida on February 22, 2008. The following is a summary of the rights and preferences:

No Dividends. No dividends are payable with respect to the Series B Stock and no dividends can be paid on our Common Stock so long as the Selling Stockholders collectively own at least 20% of Series B Stock issued pursuant to the Series B Stock Purchase Agreement.

Voting Rights. The Series B Stock shall have no voting rights, except as required by Florida law. However, so long as any shares of Series B Stock are outstanding, we cannot, without the affirmative approval of the holders of 75% of the shares of the Series B Stock then outstanding:

(a) alter or change adversely the powers, preferences or rights given to the Series B Stock or alter or amend the Certificate of Designations of the Series B Stock;

(b) authorize or create any class of stock (other than Series A Stock) ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Stock, or any series of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series B Stock;

(c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof;

(d) increase the authorized number of shares of Series B Stock or the number of authorized shares of Preferred Stock.

Liquidation Preference. Upon liquidation, the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

Conversion at Option of Holder. Upon effectiveness of the Reverse Split on May 23, 2008, each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.80 after giving effect to the Two-for-Three Reverse Split) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

Automatic Conversion on Change of Control. In the event of a “change of control,” the shares of Series B Stock will be automatically converted into Common Stock. A “change in control” means a consolidation or merger of the Company with or into another company or entity in which we are not the surviving entity or the sale of all or substantially all of our assets to another company or entity not controlled by our then existing stockholders in a transaction or series of transactions.

4.9% Beneficial Ownership Limitation. Except in certain circumstances, the right of the holder to convert the Series B Stock is subject to the 4.9% limitation, with the result we shall not effect any conversion of the Series B Stock, and the holder has no right to convert any portion of the Series B Stock, to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.9% of the number of shares of our Common Stock outstanding immediately after giving effect to such conversion. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. The 4.9% limitation may not be waived or amended.

Liquidated Damages for Failing to Timely Deliver Certificates. If we fail to deliver the appropriate stock certificates within three trading days of the conversion date, we are required to pay the holder, in cash, liquidated damages the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such holder was entitled to receive from the conversion at issue, multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed.

Stock Dividends and Stock Splits. Appropriate adjustments will be made to the conversion ratio in the event of a stock dividend, stock distribution, stock split or reverse stock split or reclassification with respect to the outstanding shares of our Common Stock.

Price Adjustment; Full Ratchet. From and after February 26, 2008 and until such time as the Selling Stockholders collectively own less than 20% of the Series B Stock, except for certain exempt issuances not to exceed 5% of the outstanding shares of our Common Stock for every two year period, certain issuances as to which price adjustment has already been made, in the event we issue Common Stock at a price, or issue warrants, options, convertible debt or equity securities with an exercise price per share or conversion price which is less than the conversion price then in effect, then the conversion price will be reduced, concurrently with such issue or sale, to such lower price.

Fundamental Transaction. If we effect a merger, sell all or substantially all of our assets, any tender offer or exchange offer is completed pursuant to which holders of our Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our Common Stock or any compulsory share exchange pursuant to which our Common Stock is effectively converted into or exchanged for other securities, cash or property (each a “fundamental transaction”), then on subsequent conversion of the Series B Stock, the holder has the right to receive, for each share of our Common Stock that would have been issuable on such conversion absent such fundamental transaction, the same kind and amount of securities, cash or property as the holder would have been entitled to receive on the occurrence of the fundamental transaction as if the holder had been, immediately prior to such fundamental transaction, the holder of Common Stock.

Undesignated Preferred Stock

Our Board of Directors is authorized under our Amended and Restated Articles of Incorporation to provide for the issuance of 10,000,000 shares of preferred stock. The preferred stock may be issued from time to time in one or more series. The Board of Directors has designated 7,000,000 of such shares as Series B Stock, the terms of which are summarized above. The Board of Directors has also designated 1,000,000 of such shares as Series A Stock.  An aggregate of 2,000,000 additional shares of authorized preferred stock may still be designated by the Company’s Board of Directors by filing a certificate of designations under Florida law to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over our Common Stock with respect to dividend or liquidation rights.

The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Amended and Restated Articles of Incorporation grant our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Transfer Agent and Registrar

The registrar and transfer agent for the Company’s capital stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor,  New York, NY 10004 and its main telephone number is (212) 845-3217.

Anti-Takeover Effects of Florida Law and Provisions of Our Articles of Incorporation and Bylaws

Stockholders’ rights and related matters are governed by Florida corporate law, our Amended and Restated Articles of Incorporation and our By-laws. Certain provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of the Company are described below.

Florida Law

Certain provisions of the Florida Business Corporation Act may discourage or have the effect of delaying or deferring potential changes in control of the Company.  Specifically, the Florida Control Share Act (the “FCSA”) generally provides that shares acquired in a control share acquisition will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested stockholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares of a publicly held Florida corporation. “Control shares” are shares which, except for the FCSA, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (i) at least 20% but less than 33.33% of all voting power; (ii) at least 33.33% but less than a majority of all voting power; or (iii) a majority of all voting power.

Under the FCSA, a Florida corporation may expressly opt out of the application of the terms of the FCSA in its bylaws, in which case the shares acquired in a control share acquisition will automatically possess full voting rights without the requirement of the approval of a majority of the corporation’s disinterested stockholders. We have not opted out of the FCSA in our bylaws.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus was passed upon for us by Guzov Ofsink, LLC
.
EXPERTS

Our financial statements appearing in this prospectus and registration statement have been audited by Child, Van Wagoner & Bradshaw, PLLC (“Child, Van Wagoner”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No “expert” or “counsel” as defined by Item 509 of Regulation S-K promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form S-1, was hired on a contingent basis or will receive a direct or indirect interest in the Company, nor was any of them a promoter, underwriter, voting trustee, director, officer or employee of the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify our directors and officers from liabilities incurred by them in connection with actions, suits or proceedings in which they are involved by reason of their acting as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Dismissal of Child, Van Wagoner & Bradshaw, PLLC and Appointment of BDO Limited

We elected to terminate our engagement of Child, Van Wagoner & Bradshaw, PLLC (“CVWB”) as the independent registered public accounting firm responsible for auditing our financial statements. The termination, which was effective as of December 14, 2009, was approved by our Board of Directors.

CVWB’s report on our consolidated financial statements for the fiscal years ended December 31, 2008 and December 31, 2007 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and any subsequent interim period prior to the termination of CVWB, we did not have any disagreements with CVWB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CVWB, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

During the two most recent fiscal years and any subsequent interim period prior to the termination of CVWB, CVWB did not advise us of any of the following:

       (a) that the internal controls necessary for us to develop reliable financial statements did not exist;

       (b) that information had come to CVWB ’s attention that had led it to no longer be able to rely on management’s representations or that had made it unwilling to be associated with the financial statements prepared by management; or

       (c) that CVWB needed to expand significantly the scope of its audit, or that information had come to CVWB’s attention that if further investigated may: (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that would have prevented it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management’s representations or be associated with the Company’s financial statements.

Simultaneous upon termination of CVWB, we engaged BDO Limited as the independent registered public accounting firm responsible for auditing the Company’s financial statements. The engagement, which was effective as of December 14, 2009, was approved by the Company’s Board of Directors.

We nor anyone on our behalf consulted BDO Limited during the two most recent fiscal years and any subsequent interim period prior to engaging BDO Limited, regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that we concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Dismissal of Tarvaran Askelson & Company, LLP and Appointment of Child, Van Wagoner & Bradshaw, PLLC

We elected to terminate our engagement of Tarvaran Askelson & Company, LLP (“Tarvaran”) as the independent registered public accounting firm responsible for auditing our financial statements. The termination, which was effective as of March 5, 2008, was approved by our Board of Directors.

Tarvaran’s report on our financial statements as of September 30, 2007 and year then ended did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles with the exception that Tarvaran’s audit report contained an explanatory note which raised substantial doubt as to our ability to continue as a going concern. During the two most recent fiscal years and any subsequent interim period prior to the termination of Tarvaran, we did not have any disagreements with Tarvaran on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tarvaran, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

During the two most recent fiscal years and any subsequent interim period prior to the termination of Tarvaran, Tarvaran did not advise us of any of the following:

(a) that the internal controls necessary for us to develop reliable financial statements did not exist;

(b) that information had come to Tarvaran’s attention that had led it to no longer be able to rely on management’s representations or that had made it unwilling to be associated with the financial statements prepared by management; or

(c) that Tarvaran needed to expand significantly the scope of its audit, or that information had come to Tarvaran’s attention that if further investigated may: (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that would have prevented it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management’s representations or be associated with our financial statements.

Simultaneous upon termination of Tarvaran, we engaged CVWB to serve as the independent registered public accounting firm responsible for auditing our financial statements. The engagement, which was effective as of March 5, 2008, was approved by our Board of Directors.

We consulted with CVWB in connection with (a) our acquisition of all of the capital stock of Pacific on February 26, 2008, and (b) the filing by the Company on March 3, 2008 of a Current Report on Form 8-K to report the acquisition and related matters, which Current Report contained financial statements of Pacific (A) as of December 31, 2007 and 2006 and for the years then ended, audited by CVWB and containing their report thereon and (B) as of March 31, 2008 and the three months ended March 31, 2008 and March 31, 2007.

Except as set forth in the immediately preceding paragraph, neither we nor anyone on our behalf consulted CVWB during the two most recent fiscal years and any subsequent interim period prior to engaging CVWB, regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that we concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Dismissal of Mendoza Berger & Company LLP and Appointment of Tarvaran Askelson & Company LLP

On May 15, 2007, we elected to terminate its engagement of Mendoza Berger & Company LLP as the independent registered public accounting firm responsible for auditing our financial statements. The termination was approved by our Board of Directors.

Mendoza Berger & Company LLP’s report on our financial statements for the two years ended September 30, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles with the exception that Mendoza Berger & Company LLP’s Audit Reports contained an explanatory note that raised substantial doubt as to the ability of us to continue as a going concern. During our two fiscal years ended September 30, 2006 and 2005 and the subsequent interim period ended December 31, 2006 which preceded the termination of Mendoza Berger & Company LLP, the Company did not have any disagreements with Mendoza Berger & Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mendoza Berger & Company LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

During our two fiscal years ended September 30, 2006 and 2005 and the subsequent interim period ended December 31, 2006 which preceded the termination of Mendoza Berger & Company LLP, other than as is set forth herein, Mendoza Berger & Company LLP did not advise us of any of the following:

(a) that the internal controls necessary for the Company to develop reliable financial statements did not exist;

(b) that information had come to Mendoza Berger & Company LLP’s attention that had led it to no longer be able to rely on management’s representations, or that had made it unwilling to be associated with the financial statements prepared by management;

(c) that Mendoza Berger & Company LLP needed to expand significantly the scope of its audit, or that information had come to Mendoza Berger & Company LLP’s attention that if further investigated may: (i) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that would have prevented it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management’s representations or be associated with our financial statements; or

(d) that information had come to Mendoza Berger & Company LLP’s attention that it had concluded materially impacted the fairness or reliability of either: (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Mendoza Berger & Company LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements, except as indicated above).

On May 15, 2007, we engaged Tarvaran to serve as our independent registered public accounting firm responsible for auditing our financial statements for the fiscal year ending September 30, 2007. The engagement was approved by our Board of Directors.

Neither us nor anyone on our behalf consulted Tarvaran during the two years ended September 30, 2006 and 2005 and any subsequent interim period prior to engaging Tarvaran, regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that we concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

FINANCIAL STATEMENTS

Our unaudited financial statements for the nine months ended September 30, 2009 and 2008, the notes thereto, our audited financial statements for the years ended December 31, 2008 and 2007, together with the report of the independent certified public accounting firm thereon are presented beginning at page F-1.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 (File No. 333-149896) under the Securities Act, as amended, with respect to the shares of Common Stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our Common Stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

The registration statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (HTTP://WWW.SEC.GOV) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission such as us.

You may also read and copy any reports, statements or other information that we have filed with the Commission at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

SKYPEOPLE FRUIT JUICE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS, UNAUDITED
	September 30,	December 31,
	2009	2008
ASSETS	(Unaudited)

CURRENT ASSETS
Cash and equivalents	$12,320,597	$15,274,171
Accounts receivable	14,905,880	11,610,506
Other receivables	1,448,234	297,394
Inventories	3,768,088	1,844,397
Prepaid expenses and other current assets	859,620	1,087,076
Total current assets	33,302,419	30,113,544

PROPERTY, PLANT AND EQUIPMENT, Net	19,321,792	20,406,967
LAND USAGE RIGHTS (Note 9)	6,275,908	6,404,771
OTHER ASSETS	5,053,049	2,362,049
TOTAL ASSETS	$63,953,168	$59,287,331

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$1,126,080	$663,092
Accrued expenses	735,715	1,657,437
Accrued liquidated damages	-	254,301
Related party payables	-	23,452
Income taxes payable	783,022	1,450,433
Advances from customers	1,781,699	1,375,460
Short-term notes payable	11,280,068	11,256,871
Total current liabilities	15,706,584	16,681,046

TOTAL LIABILITIES	15,706,584	16,681,046

EQUITY
SkyPeople Fruit Juice, Inc. stockholders’ equity:
Preferred Stock, $0.001 par value; 10,000,000 shares authorized; 3,448,480 shares of Series B Preferred Stock issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	3,448	3,448
Common Stock, $0.001 par value; 66,666,666 shares authorized; 14,847,857 shares of Common Stock issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	14,848	14,848
Additional paid-in capital	14,253,894	13,999,593
Accumulated retained earnings	27,465,404	22,468,934
Accumulated other comprehensive income	4,462,381	4,573,143
Total SkyPeople Fruit Juice, Inc. stockholders' equity	46,199,975	41,059,966
Noncontrolling interests	2,046,609	1,546,319
TOTAL EQUITY	48,246,584	42,606,285

TOTAL LIABILITIES AND EQUITY	$63,953,168	$59,287,331

See accompanying notes to condensed consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME,
UNAUDITED
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$10,604,655	$6,345,778	$23,472,717	$22,442,329
Cost of Sales	6,753,327	3,315,431	14,773,081	14,635,767
Gross Profit	3,851,328	3,030,347	8,699,636	7,806,562

Operating Expenses
General and administrative	501,831	702,385	1,469,128	1,409,895
Selling expenses	188,426	311,931	563,548	808,576
Research and development	275,571	175,431	827,363	199,056
Accrued liquidated damages	-	208,658	-	208,658
Total operating expenses	965,828	1,398,405	2,860,039	2,626,185

Income from Operations	2,885,500	1,631,942	5,839,597	5,180,377

Other Income (Expense)
Interest expense Interest expense	(191,717)	(179,699)	(677,375)	(624,802)
Interest income	15,371	18,377	54,404	41,342
Subsidy income	4,661	3,428	1,557,340	52,206
Other income (expense)	334,058	(1,119)	691,935	32,827
Total other income (expense)	162,373	(159,013)	1,626,304	(498,427)

Income Before Income Taxes	3,047,873	1,472,929	7,465,901	4,681,950

Income Tax Provision	782,660	214,387	1,998,227	525,585

Net Income	2,265,213	1,258,542	5,467,674	4,156,365

Less: Net income attributable to noncontrolling interests	181,292	73,459	471,204	256,242

NET INCOME ATTRIBUTABLE TO SKYPEOPLE FRUIT JUICE, INC.	$2,083,921	$1,185,083	$4,996,470	$3,900,123

Earnings Per Share:
Basic earnings per share	$0.12	$0.06	$0.28	$0.22
Diluted earnings per share	$0.11	$0.06	$0.25	$0.21

Weighted Average Shares Outstanding:
Basic	14,847,789	14,847,789	14,847,789	14,810,966
Diluted	18,502,518	18,480,109	19,633,360	18,151,026

Comprehensive Income:
Net income	$2,265,213	$1,258,542	$5,467,674	$4,156,365
Foreign currency translation adjustment	28,268	414,475	(81,676)	1,711,288

Comprehensive Income	$2,293,481	$1,673,017	$5,389,998	$5,867,653
Comprehensive income attributable to the noncontrolling interest	(181,246)	(69,863)	(500,290)	53,654
Comprehensive Income Attributable to SkyPeople Fruit Juice, Inc.	$2,112,235	$1,603,154	$4,885,708	$5,921,307

See accompanying notes to condensed consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, UNAUDITED

	September 30,	September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Cash Flow from Operating Activities
Net income	$4,996,470	$3,900,123
Adjustments to reconcile net income to
net cash flow (used in) provided by operating activities
Bad debt expenses	1,130	-
Depreciation and amortization	1,488,748	1,409,907
Loss on sale of property, plant and equipment	-	1,274
D Earnings attributable to noncontrolling interests	471,204	256,242
Changes in operating assets and liabilities,
net of acquisition effects
Accounts receivable	(3,300,512)	6,030,436
Other receivables	(1,150,327)	13,759
Prepaid expenses and other current assets	(2,463,972)	(1,224,295)
Inventories	(1,923,564)	2,847,423
Accounts payable	244,392	(1,662,730)
Accrued expenses and other current liabilities	322,711	114,013
Accrued liquidated damages	-	208,658
Advances from customers	406,746	17,425
Taxes payable	(1,427,024)	90,920
Net cash (used in) provided by operating activities	(2,333,998)	12,003,155

Cash Flow from Investing Activities
Prepayment for lease improvement	-	(356,860)
Deposits to purchase target company	-	(2,141,158)
Loan repayment from related parties	-	5,475,092
Loan advanced to related parties	-	(7,179,883)
Additions to property, plant and equipment	(289,945)	(2,826,179)
Proceeds from sale of property, plant and equipment		4,996
Net cash used in investing activities	(289,945)	(7,023,992)

Cash Flow from Financing Activities
Proceeds from stock issuance	-	3,115,072
Proceeds from bank loans	9,516,559	14,988,105
Repayment of bank loans	(9,487,277)	(14,531,324)
Dividend paid to non-controlling interest	-	(309,896)
Repayments of related party loan	-	(149,486)
Net cash provided by financing activities	29,282	3,112,471

Effect of Changes in Exchange Rate	(358,913)	610,687

NET (DECREASE) INCREASE IN CASH	(2,953,574)	8,702,321
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,274,171	4,094,238
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,320,597	$12,796,559
Supplementary Information of Cash Flows
Cash paid for interest	$677,446	$649,327
(1) Cash paid for taxes	$2,664,330	$1,049,534
(2) Purchase of Huludao, offset by related party receivables	$-	$6,887,391

See accompanying notes to condensed consolidated financial statements.

 SKYPEOPLE FRUIT JUICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	CORPORATE INFORMATION

SkyPeople Fruit Juice, Inc. (“SkyPeople” or the “Company”), formerly Entech Environmental Technology, Inc., was formed in June 1998 under the laws of the State of Florida. From July 2007 until February 26, 2008, the Company’s operations consisted solely of identifying and completing a business combination with an operating company and compliance with its reporting obligations under federal securities laws.

Between February 22, 2008 and February 25, 2008, the Company entered into a series of transactions whereby it acquired 100% of the ownership interest in Pacific Industry Holding Group Co., Ltd. (“Pacific”) from a share exchange transaction (the “Share Exchange Transaction”) and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. As a result of the consummation of these transactions, Pacific is now a wholly-owned subsidiary of the Company.

This Share Exchange Transaction resulted in Pacific obtaining a majority voting and control interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the Share Exchange Transaction has been accounted for as a recapitalization of the Company. The equity sections of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition as of the first day of the first period presented. All references to Common Stock of Pacific Common Stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

Pacific’s only business is acting as a holding company for Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a company organized under the laws of the People’s Republic of China (“PRC”), in which Pacific holds a 99% ownership interest.  Shaanxi Tianren is engaged in the business of producing and selling a wide variety of fruit products, including fruit juice concentrates, fruit juice drinks, and fresh fruit and fruit seeds.

Shaanxi Tianren holds a 91.15% interest in Shaanxi Qiyiwangguo Modern Organic Agriculture Co., Ltd. (“Shaanxi Qiyiwangguo”). The acquisition was accounted for using the purchase method, and the financial statements of Shaanxi Tianren and Shaanxi Qiyiwangguo have been consolidated on the purchase date of May 27, 2006 and forward.

Shaanxi Tianren also holds a 100% interest in Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”). The payment was made through the offset of related party receivables from Shaanxi Hede Investment Management Co., Ltd. (“Hede”). Before the acquisition, Huludao Wonder had been a variable interest entity of Shaanxi Tianren for accounting purposes since June 1, 2007, and the financial statements of Shaanxi Tianren and Huludao Wonder have been consolidated as of June 1, 2007 and forward. See Note 13-Related Party Transactions.

On May 23, 2008, the Company amended its Articles of Incorporation and changed its name to SkyPeople Fruit Juice, Inc. to better reflect its business. A 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective on May 23, 2008.

On June 17, 2009, the Company incorporated a new Delaware corporation called Harmony MN Inc. (“HMN”) to be a wholly-owned subsidiary of the Company with offices initially in California to act as a sales company for the Company. The total number of shares of capital stock which HMN has authority to issue is 3,000 shares, all of which are Common Stock with a par value of $1.00 per share. On June 20, 2009, HMN was registered in the State of California to transact business in such state.

The Company’s current structure is set forth in the diagram below:

*Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with the Company, owns the other 8.85% of the equity interests in Shaanxi Qiyiwangguo (formerly called Xi’an Tianren Modern Organic Co., Ltd.)

Subsequent Event

On October 26, 2009, the Company approved and filed with the Florida Secretary of State's office an amendment to its Articles of Incorporation to carry out a reverse stock split of the Company's Common Stock on a two (2) for three (3) basis. The number of issued and outstanding shares has been retroactively adjusted for this reverse split, which became effective on October 29, 2009. All references as to the shares of the Company's Common Stock, since inception, have been restated to reflect the stock split.

On November 3, 2009, the Company completed a public offering of 2,700,000 shares of Common Stock at a public offering price of $3.00 per share, pursuant to a Registration Statement on Form S-1 declared effective by the U.S. Securities and Exchange Commission (“SEC”). The shares of Common Stock sold in the public offering were issued upon the exercise of warrants that had been issued to the Investors pursuant to an Exchange Agreement dated as of May 28, 2009.  The Company received approximately $6.9 million in gross proceeds from the exercise of all of the foregoing warrants. The Company intends to use the net proceeds to fund potential acquisitions and for general corporate purposes, including acquisitions and other expansion of its current production capacity.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis differs from that used in the statutory accounts of the Company’s subsidiaries in China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP.

In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Due to the seasonal nature of the Company’s business and other factors, interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 financial statement presentation. Such reclassification had no effect on net income.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of SkyPeople, Pacific, HMN, Shaanxi Tianren, Shaanxi Qiyiwangguo and Huludao Wonder. All material inter-company accounts and transactions have been eliminated in consolidation.

The pooling method (entity under common control) is applied to the consolidation of Pacific with Shaanxi Tianren and Shaanxi Tianren with Huludao Wonder. The reverse merger accounting is applied to the consolidation of SkyPeople with Pacific.

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and marketing in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the Common Stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company’s assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

As of September 30, 2009, the cash balance in financial institutions in the United States was $19,946. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At September 30, 2009, the Company had no deposits that were in excess of the FDIC insurance limit.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During the reporting periods there was no impairment loss.

Earnings Per Share

Basic earnings per share of Common Stock (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. The Series B Convertible Preferred Stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and shares of Common Stock are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase Common Stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
NUMERATOR FOR BASIC AND DILUTED EPS
Net income attributable to SkyPeople Fruit Juice, Inc. (numerator for Diluted EPS)	$2,083,921	$1,185,083	$4,996,470	$3,900,123
Net income allocated to Preferred Stock	(279,454)	(232,987)	(883,876)	(634,550)
Net income available to SkyPeople Fruit Juice, Inc. common stockholders (Basic)	$1,804,467	$952,096	$4,112,594	$3,265,573

DENOMINATORS FOR BASIC AND DILUTED EPS
Common Stock outstanding	14,847,789	14,847,789	14,847,789	14,810,966

Add: Weighted average preferred as if converted	2,298,987	3,632,320	3,190,311	2,878,188
Add: Weighted average stock warrants outstanding	1,355,742	-	1,595,260	461,872

DENOMINATOR FOR DILUTED EPS	18,502,518	18,480,109	19,633,360	18,151,026

EPS – Basic	$0.12	$0.06	$0.28	$0.22
EPS – Diluted	$0.11	$0.06	$0.25	$0.21

Shipping and Handling Costs

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. The shipping and handling expenses of $500,977 and $676,492 for the nine months ended September 30, 2009 and 2008, respectively, are reported in the Consolidated Statement of Operations as a component of selling expenses.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

Trade Accounts Receivable

During the normal course of business, the Company extends unsecured credit to its customers. Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate, as well as its evaluation of the collectability of outstanding accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believed that its allowance for doubtful accounts was adequate as of September 30, 2009. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventories

Inventories consist primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which include finished juice in the Company’s bottling and canning operations). Inventories are valued at the lower of cost or market. The Company determines cost on the basis of the average cost or first-in, first-out methods.

Inventories consisted of:
	September 30, 2009	December 31, 2008
Raw materials and packaging	$1,696,047	$611,755
Finished goods	2,072,041	1,232,642
Inventories	$3,768,088	$1,844,397

Intangible Assets

In accordance with the Accounting Standard Codification (“ASC”) Subtopic 350-50, General Intangibles Other than Goodwill, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has no indefinite lived intangible assets.

Revenue Recognition

The Company recognizes revenue upon meeting the recognition requirements of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. More than 69% of the Company’s products are exported either through distributors with good credit or to end-users directly. Of this amount, 80% of the revenue is exported through distributors. The Company’s general sales agreement requires distributors to pay the Company after it delivers the products to them, and payment terms with distributors are not determined by the distributor’s resale to end customers. The Company’s credit term for distributors with good credit history is from 30 days to 90 days. For new customers, the Company usually requires 100% advance payment for direct export sales. Advances from customers are recorded as unearned revenue, which is a current liability. According to the Company’s past collection history, the bad debt rate of accounts receivables is less than 0.5%. The problem of quality hardly occurs during production, storage and transportation due to the Company’s maintenance of strict standards during the entire process. The Company’s customers have no contractual right to return products. Historically, the Company has not had any returned products. Accordingly, no provision has been made for returnable goods. The Company is not required to rebate or credit a portion of the original fee if it subsequently reduces the price of its product and the distributor still has rights with respect to that product.

Advertising and Promotional Expense

Advertising and promotional costs are expensed as incurred. The Company incurred $5,271 and $164 in advertising and promotional costs for the nine months ended September 30, 2009 and 2008, respectively.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property, plant and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

	September 30, 2009	December 31, 2008
Machinery and equipment	$14,634,497	$14,531,577
Furniture and office equipment	230,484	226,929
Motor vehicles	194,157	194,262
Buildings	10,419,304	8,521,537
Construction in progress	175,642	1,903,418
Subtotal	25,654,084	25,377,723
Less: accumulated depreciation	(6,332,292)	(4,970,756)
Net property and equipment	$19,321,792	$20,406,967

Depreciation expense included in general and administrative expenses for the nine months ended September 30, 2009 and 2008 was $220,858 and $302,175, respectively. Depreciation expense included in cost of sales for the nine months ended September 30, 2009 and 2008 was $1,142,573 and $998,504, respectively.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired according to the guidelines established in the ASC Subtopic 360-10-5, Impairment or Disposal of Long-Lived Assets. No impairment of assets was recorded in the periods reported.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency of SkyPeople and Pacific is the U.S. dollar and that of Shaanxi Tianren and its subsidiary is the renminbi (“RMB”) of the PRC. The financial statements are translated into U.S. dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. The Company uses the closing rate method in currency translation of the financial statements of the Company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with ASC Topic 740, Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

The Company has implemented ASC Topic 740, Income Taxes, which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.
Noncontrolling Interests

Noncontrolling interests represent the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Shaanxi Qiyiwangguo.

Accounting Treatment of the February 26, 2008 Private Placement

The shares held in escrow pursuant to the terms of the Make Good Escrow Agreement will not be accounted for on the Company’s books until such shares are released from escrow. During the time such shares are held in escrow, they will be accounted for as contingently issuable shares in determining the diluted EPS denominator in accordance with ASC Topic 215, Statement of Shareholder Equity.

Liquidated damages potentially payable by the Company under the Stock Purchase Agreement and the Registration Rights Agreement were accounted for in accordance with Financial Accounting Standard Board Staff Position ASC Topic 825. Estimated damages at the time of closing were recorded as a liability and deducted from additional paid-in capital as costs of issuance. Liquidated damages determined later pursuant to the criteria for ASC Topic 450 were recorded as a liability and deducted from operating income.

The Company’s failure to meet the timetables provided for in the Registration Rights Agreement have resulted in the imposition of liquidated damages, which are payable in cash to the Investors (pro rata based on the percentage of Series B Stock owned by the Investors at the time such liquidated damages shall have been incurred) equal to fourteen percent (14%) of the purchase price per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that the Company may incur pursuant to the Registration Rights Agreement, the Warrant and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the amount of the purchase price.

The Company initially filed a registration statement on Form S-1 with the Commission on March 26, 2008, which date was before the filing date deadline of March 30, 2008 in the Registration Rights Agreement, but the registration statement was not declared effective by the Commission until February 5, 2009.  Therefore, the Company recorded liquidated damages of $254,301 in fiscal 2008 for failure to meet the timetables provided for in the Registration Rights Agreement.

On June 2, 2009, the Company entered into an Exchange Agreement dated as of May 28, 2009 with Barron Partners LP ("Barron") and Eos Holdings LLC ("Eos," and together with Barron, the "Investors"), pursuant to which the Company issued to the Investors warrants to purchase an aggregate of 4,333,333 shares of Common Stock at a reduced exercise price (the “New Warrants”) in exchange for warrants to purchase an aggregate of 4,666,667 shares of Common Stock which had been issued to the Investors in February 2008 (the “February 2008 Warrants”). In the Exchange Agreement the Investors agreed to release the Company from all liability for damages, including any and all liquidated damages, penalties and interest thereon, relating to any breach or breaches of any obligation of the Company under the Registration Rights Agreement, dated as of February 25, 2008 between the Investors and the Company from the date of execution of such agreement through the date of such release and the waiver by the Investors of their right to receive up to 2,000,000 additional shares of the Company’s Series B Stock solely as a result of, and to the extent that, such stock would be deliverable to the Investors because Pre-Tax Income Per Share for the Company’s fiscal year ending December 31, 2009 is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and/or an increase in the weighted average number of shares of Common Stock outstanding during the period due to the issuance and delivery to the Investors of the New Warrants. Accordingly, in the second quarter of fiscal 2009, the Company reversed the liquidated damages of $254,301 that were accrued in fiscal 2008 to additional paid-in capital.

Research and Development

Shaanxi Tianren established a research and development institution which has 41 research and development personnel as of September 30, 2009. Shaanxi Tianren also from time to time retains external experts and research institutions. The research and development expenses were $827,363 and $199,056 for the nine months ended September 30, 2009 and 2008, respectively.

2.	New Accounting Pronouncements

In June 2009 the FASB established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the Company’s financial statements. The ASC does change the way the guidance is organized and presented.

Statement of Financial Accounting Standards ("SFAS") SFAS No. 165 (ASC Topic 855), Subsequent Events, SFAS No. 166 (ASC Topic 810), Accounting for Transfers of Financial Assets-an Amendment of FASB Statement No. 140, SFAS No. 167 (ASC Topic 810), Amendments to FASB Interpretation No. 46(R), and SFAS No. 168 (ASC Topic 105), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162 were recently issued. SFAS No. 165, 166, 167, and 168 have no current applicability to the Company or their effect on the financial statements would not have been significant.

Accounting Standards Update ("ASU") ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures - Overall, ASU No. 2009-13 (ASC Topic 605), Multiple-Deliverable Revenue arrangements, ASU No. 2009-14 (ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU's No. 2009-2 through ASU No. 2009-15 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, on June 29, 2009 and in doing so authorized the Codification as the sole source for authoritative U.S. GAAP. SFAS No. 168 is effective for financial statements issued for reporting periods that end after September, 15, 2009. SFAS 168 supersedes all accounting standards for U.S. GAAP, aside from those issued by the Commission. SFAS No. 168 replaces No. 162 to establish a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standard Codification.

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets and SFAS No. 167, Amendments to FASB Interpretation No. 46(R).  Both standards will be effective at the start of a company’s first fiscal year beginning after November 15, 2009.

SFAS No. 166 is a revision to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  It requires more information about transfers of financial assets, including securitization transactions and the continued risk exposures related to such transfers.  It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures.

SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  Additional disclosures are also required. The Company does not expect the adoption of SFAS No. 166 and No. 167 to have a significant impact on its financial statements.

3.           CONVERTIBLE PREFERRED STOCK

The Series A Convertible Preferred Stock

In connection with the Share Exchange Transaction, the Company designated 1,000,000 shares of Series A Convertible Preferred Stock out of the total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. Upon effectiveness of the 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into shares of Common Stock without any notice or action required by the Company or by the holders of Series A Preferred Stock or Common Stock (the “Mandatory Conversion”). In the Mandatory Conversion, each holder of Series A Preferred Stock received twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A Preferred Stock held (the “Conversion Rate”).

Series B Convertible Preferred Stock

In connection with the Share Exchange Transaction, the Company designated 7,000,000 shares of Series B Convertible Preferred Stock out of the total authorized number of 10,000,000 shares of Preferred Stock. The Series B Convertible Preferred Stock is a participating security. No dividends are payable with respect to the Series B Stock and no dividends can be paid on the Company’s Common Stock while the Series B Stock is outstanding. Upon liquidation the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

The Company also deposited 2,000,000 shares of the Series B Stock into an escrow account to be held by an escrow agent in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

Upon effectiveness of the reverse stock split on May 23, 2009, each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

On June 2, 2009, pursuant to the Exchange Agreement that the Company entered into with the Investors, the Investors waived their right to receive up to 2,000,000 additional shares of the Company’s Series B Stock solely as a result of, and to the extent that, such stock would be deliverable to the Investors because Pre-Tax Income Per Share for the Company’s fiscal year ending December 31, 2009 is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and/or an increase in the weighted average number of shares of Common Stock outstanding during the period due to the issuance and delivery to the Investors of the New Warrants.

On October 26, 2009, the Company approved and filed with the Florida Secretary of State's office an amendment to its Articles of Incorporation to carry out a reverse stock split of the Company's Common Stock on a two (2) for three (3) basis. The conversion price of Preferred Stock to Common Stock was adjusted to $1.80, and the conversion ratio was adjusted on a two (2) for three (3) basis according to the terms of the Preferred Stock.

4.	WARRANTS

The  Warrants that were issued pursuant to the Exchange Agreement became exercisable after the consummation of a 1-for-328.72898 reverse split of the Company’s outstanding Common Stock, which was effective on May 23, 2008, and the 4,666,667 shares issuable upon exercise of such warrants were not adjusted as a result of such reverse split.

On June 2, 2009 the Company and the Investors entered into and consummated an Exchange Agreement, dated as of May 28, 2009, pursuant to which the Investors exchanged all of the February 2008 Warrants for New Warrants with an exercise price of $2.55 per share (which exercise price, in the case of New Warrants to purchase an aggregate of 666,667 shares of the Company’s Common Stock, shall be increased to $4.50 per share if the New Warrants are not exercised by September 30, 2009).

On October 26, 2009, the Company and the Investors entered into an underwriting agreement and certain pricing agreements with Roth Capital Partners, LLC for the sale of 2,700,000 shares of the Company’s Common Stock. Under the terms of the pricing agreements, the Investors granted Roth Capital Partners, LLC an option, exercisable for 30 days, to purchase up to an additional 405,000 shares of Common Stock to cover over-allotments, if any. The Common Stock on sale in the public offering was issuable upon exercise of the New Warrants. The remaining outstanding New Warrants have an exercise price of $2.55 per share.

The number of warrants and the exercise price of the warrants have been retroactively adjusted because of the stock split described above in Note 1 – Corporate Information.

5.	NOTE PURCHASE AGREEMENT

On February 26, 2008, the Company issued to Barron Partners, LP (“Barron Partners”) an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron Partners.

On February 22, 2008, the Company issued to Grover Moss an aggregate of 59,060 shares of Common Stock (post split) in exchange for the conversion of principal aggregating $398,000 evidenced by a promissory note dated February 22, 2008.

6.	ACCQUISITION OF HULUDAO WONDER

On June 10, 2008, the Company completed the acquisition of Huludao for a total purchase price of RMB 48,250,000, or approximately U.S. $6,308,591 based on the exchange rate of June 1, 2007.  The acquisition is accounted for according to ASC Topic 805, Business Combinations. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer and report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.

Prior to the June 2008 acquisition, Huludao Wonder was classified as a variable entity of Shaanxi Tianren according to ASC Topic 810, Consolidation. ASC Topic 810 requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. The Company had evaluated its relationship with Huludao and had concluded that Huludao Wonder was a variable interest entity for accounting purposes after June 2007 and prior to June 2008.

The following table summarizes the carrying value of Huludao Wonder’s assets and liabilities transfer:

ASSETS
Cash	$7,567
Accounts receivable, net	2,387,711
Other receivables	29,244
Inventory	57,948
Fixed assets	6,934,219
Intangible asset	3,262,566
Other assets	27,486
TOTAL ASSETS	$12,706,741

LIABILITIES
Accounts payable	$20,642
Other payables	101,603
Loans payable	6,275,905
TOTAL LIABILITIES	$6,398,150

NET ASSETS	$6,308,591

7.           INVENTORIES

As of September 30, 2009 and December 31, 2008, inventories consisted of:

	September 30,	December 31,
	2009	2008
Raw materials and packaging	$1,696,047	$611,755
Finished goods	2,072,041	1,232,642
Inventories	$3,768,088	$1,844,397

8.           INCOME TAX

Prior to 2007, the Company was subject to a 33% income tax rate by the PRC. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740, Income Tax. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting in January 2007. Starting in January 2009, Shaanxi Tianren is subject to the regular tax rate of 25% according to the new tax law in China, which was effective on January 1, 2008. The tax rate of Shaanxi Qiywangguo was reduced from 33% to 25%, effective beginning January 2008. The tax rate of Huludao Wonder was also reduced to 25%, effective beginning January 2008. As of result, the Company’s income tax rate in the PRC is effectively 25%.

As the Company had no income generated in the United States, there was no tax expense or tax liability due to the Internal Revenue Service of the United States as of September 30, 2009.

The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740. The income tax expense was $782,660 and $1,998,277 for the three and nine months ended September 30, 2009, respectively, and was $214,387 and $525,585 for the three and nine months ended September 30, 2008, respectively. The Company had recorded no deferred tax assets or liabilities as of September 30, 2009 and 2008, since nearly all differences in tax basis and financial statement carrying values are permanent differences.

	Three Months Ended September 30,		Nine Months Ended September 30,
Income Tax Expenses	2009	2008	2009	2008
Current	$782,660	$214,387	$1,998,277	$525,585
Deferred	-	-	-	-
Total	$782,660	$214,387	$1,998,277	$525,585

9.           LAND USAGE RIGHTS

According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, the Company paid in advance for land use rights. Prepaid land use rights are being amortized and recorded as lease expenses using the straight-line method over the use terms of the lease, which were 20 to 50 years. The amortization expense was $125,317 and $109,228 for the nine months ended September 30, 2009 and 2008, respectively.

10.         COMMON STOCK

As of September 30, 2009, the Company had 14,847,857 shares of Common Stock issued and outstanding and 2,298,987 shares of Series B Stock issued and outstanding (1,333,333 shares of the Series B Stock deposited in the escrow account are not included). Assuming all warrants to purchase 4,333,333 shares of Common Stock with an exercise price of $2.55 per share are exercised and all shares of Series B Stock are converted, the total number of shares of Common Stock to be issued and outstanding will be 21,480,177.

In the first quarter of 2008, the Company issued 21,294 shares of Common Stock as part of the settlement with its prior Chief Executive Officer, Burr D. Northrop, 24,732 shares of Common Stock to Walker Street Associates and its prior director, Joseph I. Emas, for the professional services that they provided, and 39,373 shares of Common Stock to Grover Moss for the conversion of principal owed by the Company pursuant to a promissory note in the amount of $398,000.

On February 26, 2008, the Company issued to Barron Partners an aggregate of 410,098 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron Partners. The shares issued to Barron Partners were not affected by the 1-for-328.72898 reverse split of the outstanding Common Stock, which was effective on May 23, 2008.

In connection with the Share Exchange Transaction in February 2008, the Company designated 1,000,000 shares of Series A Convertible Preferred Stock out of its total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. In the Mandatory Conversion, each holder of Series A Preferred Stock was entitled to receive twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A Preferred Stock held. The Company also agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share and February 2008 Warrants to purchase 7,000,000 shares of the Company’s Common Stock. Upon effectiveness of the reverse split on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into 14,670,782 shares of Common Stock. Each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder, and the February 2008 Warrants became exercisable immediately after the reverse split. The 2,833,333 shares of Series B Convertible Preferred Stock and 7,000,000 shares issuable upon exercise of such warrants were not adjusted as a result of the reverse split.

On June 2, 2009 the Company and the Investors entered into and consummated an Exchange Agreement, dated as of May 28, 2009, pursuant to which the Investors exchanged all of the February 2008 Warrants for New Warrants to purchase an aggregate of 4,333,333 shares of the Company’s Common Stock for $2.55 per share (which exercise price, in the case of New Warrants to purchase an aggregate of 666,667 shares of the Company’s  Common Stock, shall be increased to $4.50 per share if the New Warrants are not exercised by September 30, 2009). The Investors also agreed to waive their right to receive up to 1,333,333 additional shares of the Company’s Series B Stock solely as a result of, and to the extent that, such stock would be deliverable to the Investors because Pre-Tax Income Per Share for the Company’s fiscal year ending December 31, 2009 is reduced as a result of any reduction in net income available to common stockholders for such fiscal year and/or an increase in the weighted average number of shares of Common Stock outstanding during the period due to the issuance and delivery to the Investors of the New Warrants.

On October 26, 2009, the Company approved and filed with the Florida Secretary of State's office an amendment to its Articles of Incorporation to carry out a reverse stock split of the Company's Common Stock on a two (2) for three (3) basis. The number of issued and outstanding shares has been retroactively adjusted for this reverse split, which became effective on October 29, 2009. All references as to the shares of the Company's Common Stock, since inception, have been restated to reflect the stock split.

On November 3, 2009, the Company completed a public offering of 2,700,000 shares of Common Stock at a public offering price of $3.00 per share, pursuant to Registration Statement on Form S-1 declared effective by the Commission. The shares of Common Stock sold in the public offering were issued upon exercise of the New Warrants.  The Company received approximately $6.9 million in gross proceeds from the exercise of all of the foregoing warrants. The number of shares of Common Stock outstanding was 17,547,894 after this reverse stock split and public offering.

 11.        NOTES PAYABLE

As of September 30, 2009, the balance of the short-term loans totaled RMB 77,000,000 (U.S. $11,280,068 based on the exchange rate on September 30, 2009), with interest rates ranging from 5.31% to 7.52% per annum. These loans were collateralized by land and buildings. These loans are due from October 2009 to July 2010.

The Company adopted ASC Topic 820, Topic Measurements and Disclosures, as it relates to financial assets and financial liabilities. The adoption of ASC Topic 820 did not have a material effect on our results of operations, financial position or liquidity.

The Company adopted ASC Topic 825, The Fair Value Option for Financial Assets and Financial Liabilities, as of January 1, 2008.  ASC Topic 825 permits entities to elect to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for the Company’s loans payable. Therefore, valuation of the Company’s loans payable is not affected by the adoption of ASC Topic 820 and ASC Topic 825.

12.     DIVIDEND PAYMENT

On February 4, 2008, before the Share Exchange Transaction, the Board of Directors of Shaanxi Qiyiwangguo declared a cash dividend of RMB 20,553,592, or $2,953,665 based on the average exchange rate for the year ended December 31, 2008, to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Shaanxi Qiyiwangguo, RMB 18,734,599 (or $2,692,266) was paid to Shaanxi Tianren and RMB 1,818,993 (or $261,399) was paid to its noncontrolling interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of RMB 35,200,000 (or $5,058,434 based on the average exchange rate for the year ended December 31, 2008) to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, RMB 34,848,000 (or $5,007,850 based on the average exchange rate for the year ended December 31, 2008) was paid to Pacific and RMB 352,000 (or $50,584 based on the average exchange rate for the year ended December 31, 2008) was paid to its noncontrolling interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend paid to noncontrolling interest holders was RMB 2,170,993 (or $311,984 based on the average exchange rate for the year ended December 31, 2008).

In May 2008, Pacific erroneously paid RMB 34,848,000 (or $5,007,850 based on the average exchange rate for the year ended December 31, 2008) to its former shareholders as the result of a dividend declaration in February 2008. The monies were then returned to the Company in June 2008.

13.      RELATED PARTY TRANSACTIONS

Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest of Hede. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede.

In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,617 based on the exchange rate as of June 30, 2009) to the landlord of Hede’s office space on behalf of Hede.

On February 26, 2008, simultaneously with the consummation of the Share Exchange Agreement and Stock Purchase Agreement described herein, pursuant to an oral agreement with the Company and Barron Partners, the Company issued an aggregate of 615,147 shares of Series B Stock to Barron Partners in exchange for the cancellation of (a) all indebtedness of the Company to Barron Partners under certain outstanding convertible promissory notes issued to Barron Partners during the period from September 30, 2004 to February 2008 to evidence loans made by Barron Partners to the Company for working capital needs in the ordinary course of business, and (b) all liquidated damages payable to Barron Partners (including all amounts as well as any amounts which would become payable in the future as a result of continuing failures) as a result of the failure of the Company to have registered under the Securities Act for resale by Barron Partners the Common Stock of the Company issuable upon conversion of such convertible promissory notes under various registration rights agreements between the Company and Barron Partners entered into in connection with the foregoing loans.

As of August 12, 2009, Barron Partners beneficially owned 6,772,843 shares of the Company’s Common Stock (approximately 31.3% of the Common Stock). The oral agreement with Barron Partners described in the preceding paragraph was approved by the Chief Executive Officer of the Company.

The total amount of principal and accrued interest under all convertible promissory notes that were cancelled aggregated approximately $1,735,286 and the total amount of accrued liquidated damages that were cancelled aggregated approximately $3,320,132. All of the convertible promissory notes bore interest at the rate of 8% per annum and were convertible into shares of Common Stock at a conversion rate of one share of Common Stock for every $8.21822 of principal converted. The registration rights agreements provided for liquidated damages to accrue at the rate of 36% per annum of the note principal in the event that the registration statements to register the underlying shares were not declared effective by the required deadline.

The number of shares of Series B Stock that were issued to Barron Partners pursuant to the agreement was determined by dividing the aggregate indebtedness cancelled ($5,055,418) by $8.1822 per share (which was the rate at which one share of Common Stock was issuable for principal under the convertible promissory notes). In lieu of issuing Common Stock, the Company and Barron Partners agreed that Barron Partners would be issued Series B Stock (which upon consummation of the October 2009 reverse stock split became convertible into Common Stock on a share for share basis).

The issuance of the Series B Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

14.	OTHER ASSETS

Other assets as of September 30, 2009 included RMB 20,000,000 (or $2,928,888 based on the average exchange rate of September 30, 2009) of deposits to purchase Yingkou Trusty Fruits Co., Ltd. (“Yingkou”). On June 1, 2008, Shaanxi Tianren entered into a memorandum agreement with Xi’an Dehao Investment Consultation Co., Ltd. (“Dehao”). Under the term of the agreement, Dehao agreed to transfer 100% of the ownership interest of Yingkou to Shaanxi Tianren. Shaanxi Tianren is required to make a refundable down payment of RMB 15,000,000, or approximately $2,197,416 based on the exchange rate of September 30, 2009, to Dehao as a deposit for the purchase. The acquisition is still in the process of being negotiated with Dehao and also a third party market value evaluation is in process. The acquisition is targeted to be completed in the fourth quarter of fiscal 2009. On May 20, 2009, Shaanxi Tianren entered into another memorandum agreement with Dehao, pursuant to which Shaanxi Tianren is required to make another refundable down payment of RMB 5,000,000, or approximately $732,472 based on the exchange rate of September 30, 2009, to Dehao as a deposit for the purchase and Shaanxi Tianren agreed to complete the acquisition before November 15, 2009.  Shaanxi Tianren has reached an agreement with Dehao to complete the acquisition in the fourth quarter of fiscal 2009.

15.          LIQUIDATED DAMAGES

The Company’s registration statement to register for resale an aggregate of 6,555,555 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and the [February 2008/New] Warrants was declared effective by the Securities and Exchange Commission on February 5, 2009.  The Company accrued liquidated damages payable of $254,301 in fiscal 2008 due to the failure to meet the timetables provided for in the Registration Rights Agreement with such Investors, which was entered into in connection with the Stock Purchase Agreement.

In the second quarter of 2009, as a result of the Exchange Agreement, the Company reversed the liquidated damages of $254,301 that were accrued in fiscal 2008 to additional paid in capital.

16.           SUBSEQUENT EVENT

On October 26, 2009, the Company approved and filed with the Florida Secretary of State's office an amendment to its Articles of Incorporation to carry out a reverse stock split of the Company's Common Stock on a two (2) for three (3) basis.

On the same date, the Company and the Investors entered into an underwriting agreement and certain pricing agreements with Roth Capital Partners, LLC for the sale of 2,700,000 shares of the Company’s Common Stock. Under the terms of the pricing agreements, the Investors granted Roth Capital Partners, LLC an option, exercisable for 30 days, to purchase up to an additional 405,000 shares of Common Stock to cover over-allotments, if any. The remaining outstanding New Warrants covering 228,333 shares of Common Stock have an exercise price of $2.55 per share.

On November 3, 2009, the Company completed a public offering of 2,700,000 shares of Common Stock at a public offering price of $3.00 per share, pursuant to a Registration Statement on Form S-1 declared effective by the Commission. The shares of Common Stock sold in the public offering were issued upon exercise of the New Warrants  The Company received approximately $6.9 million in gross proceeds from the exercise of all of the foregoing warrants. The number of shares of Common Stock outstanding was 17, 547,894 after this reverse stock split and public offering.

In preparing these condensed financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 16, 2009, the date the condensed financial statements were issued or are available to be issued.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SKYPEOPLE FRUIT JUICE, INC
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
SkyPeople Fruit Juice, Inc.

We have audited the accompanying consolidated balance sheets of SkyPeople Fruit Juice, Inc. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SkyPeople Fruit Juice, Inc. at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/  Child, Van Wagoner & Bradshaw, PLLC
CHILD, VAN WAGONER & BRADSHAW, PLLC

Salt Lake City, Utah
March 31, 2009

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and equivalents	$15,274,171	$4,094,238
Accounts receivable	11,610,506	9,153,687
Other receivables	297,394	55,737
Inventories	1,844,397	4,460,149
Advances to suppliers and other current assets	1,087,076	101,628
Total current assets	30,113,544	17,865,439

RELATED PARTY RECEIVABLES	-	480,254
PROPERTY, PLANT AND EQUIPMENT, Net	20,406,967	17,564,147
LAND USAGE RIGHTS (Note 11)	6,404,771	6,138,297
OTHER ASSETS	2,362,049	71,818
TOTAL ASSETS	$59,287,331	$42,119,955

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$663,092	$2,997,740
Payable-acquisition of a subsidiary (Note 8)	-	1,818,418
Accrued expenses	1,657,437	557,577
Accrued liquidated damages	254,301	-
Related party payables	23,452	143,366
Income taxes payable	1,450,433	114,909
Advances from customers	1,375,460	708,291
Short-term notes payable	11,256,871	6,406,922
Total current liabilities	16,681,046	12,747,223

NOTE PAYABLE, net of current portion	-	2,053,501
	-
TOTAL LIABILITIES	$16,681,046	$14,800,724

MINORITY INTEREST	1,546,319	1,073,364

STOCKHOLDERS' EQUITY
Preferred Stock, $0.001 par value; 10,000,000 shares authorized 3,448,480 Series B Preferred Stock issued and outstanding	3,448	-
Common Stock, $0.01 par value; 100,000,000 shares authorized 22,271,786 and 22,006,173 shares issued and outstanding as of December 31, 2008 and December 31, 2007, respectively	222,718	220,062
Additional paid-in capital	13,791,723	10,682,755
Accumulated retained earnings	22,468,934	12,458,632
Accumulated other comprehensive income	4,573,143	2,884,418
Total stockholders' equity	41,059,966	26,245,867
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$59,287,331	$42,119,955

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2008	2007
Revenue	$41,648,605	$29,361,941
Cost of Sales	23,607,409	18,467,045
Gross Margin	18,041,196	10,894,896

Operating Expenses
General and administrative expenses	2,830,739	1,158,759
Selling expenses	1,453,461	686,819
Research and development expenses	449,695	30,878
Liquidated damages	254,301	-
Total operating expenses	4,988,196	1,876,456

Income from Operations	13,053,000	9,018,440

Other Income (Expenses)
Interest income	63,775	18,295
Subsidy income	316,152	500,468
Interest expense	(932,048)	(400,517)
Other income (expenses)	353,698	(70,622)
Total other income (expenses)	(198,423)	47,624
Income Before Income Tax	12,854,577	9,066,064
Income Tax Provision	2,231,140	1,109,160
Income Before Minority Interest	10,623,437	7,956,904

Minority interest	613,135	360,501

Net Income	$10,010,302	$7,596,403

Earnings Per Share:
Basic earnings per share	$0.37	$0.35
Diluted earnings per share	$0.37	$0.35

Weighted Average Shares Outstanding
Basic	22,230,334	22,006,173
Diluted	26,831,961	22,006,173

Comprehensive Income
Net income	$10,010,302	$7,596,403
Foreign currency translation adjustment	1,688,725	2,349,283
Comprehensive Income	$11,699,027	$9,945,686

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock Shares	Preferred Stock	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income	Total
Balance at December 31, 2006	—	—	22,006,173	$220,062	$10,682,755	$4,862,229	$535,135	$16,300,181
Net income	—	—	—	—	—	7,596,403	—	7,596,403

Foreign currency translation adjustment	—	—	—	—	—	—	$2,349,283	$2,349,283

Balance at December 31, 2007	—	—	22,006,173	$220,062	$10,682,755	$12,458,632	$2,884,418	$26,245,867
Net income	—		——	—	—	10,010,302	—	10,010,302
Foreign currency translation adjustment	—	—	—	—	—	—	$1,688,725	$1,688,725
Share Exchange and Private Placement Financing	3,448,480	3,448	265,613	2,656	3,108,968			3,115,072
Balance at December 31, 2008	3,448,480	$3,448	22,271,786	$222,718	$13,791,723	$22,468,934	$4,573,143	$41,059,966

See accompanying notes to consolidated financial statements.

SKYPEOPLE FRUIT JUICE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
	December 31, 2008	December 31, 2007
Cash Flows from Operating Activities
Net income	$10,010,302	$7,596,403
Adjustments to reconcile net income to net cash flow provided by operating activities
Bad debt	17,690	-
Depreciation and amortization	1,903,117	1,454,746
Loss on sale of property, plant and equipment	1,282
Minority interest	613,135	360,501
Changes in operating assets and liabilities
Accounts receivable	(1,798,369)	(1,101,307)
Other receivables	(233,740)	(1,369)
Prepaid expenses and other current assets	(1,052,874)	(164,389)
Inventories	2,873,565	(3,439,851)
Accounts payable	(2,512,196)	2,100,393
Accrued expenses	291,347	183,669
Accrued liquidated damages	254,301	-
Taxes payable or receivable	2,048,172	(1,516,106)
Advances from customers	605,042	680,388
Net cash provided by operating activities	13,020,774	6,153,078
Cash Flows from Investing Activities
Purchase of a subsidiary	-	(3,828,304)
Paid off of Huludao Wonder's debt	(2,220,394)
Deposits to purchase target company	(2,155,583)	-
Prepayment for lease improvement	(359,264)	-
Additions to fixed assets	(2,924,217)	(53,328)
Loan repayment from related parties	600,335	-
Loan advanced to related parties	(101,966)	(480,250)
Proceeds from sale of property, plant and equipment	5,030	-
Net cash used in investing activities	(7,156,059)	(4,361,882)
Cash Flows from Financing Activities
Capital contribution from stockholders	-	-
Proceeds from stock issuance	3,115,072	-
Repayment of short-term loan	(14,198, 105)	-
Proceeds from short-term loans	16,353,688	1,814,795
Prepayments of related party loan	(121,752)	(1,865,649)
Advanced from related party	-	-
Payment of dividends to minority shareholders	(311,984)	-
Net cash provided by (used in) financing activities	4,836,919	(50,854)
Effect of Changes in Exchange Rate	478,299	218,723
NET INCREASE IN CASH	11,179,933	1,959,065
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,094,238	2,135,173
CASH AND CASH EQUIVALENTS, END OF YEAR	$15,274,171	$4,094,238
Supplemental disclosures of cash flow information:
Cash paid for interest	$951,888	$400,517
Cash paid for income taxes	$2,231,133	$2,018,534
Purchase of Huludao, offset by related party receivables	$6,887,391	$-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED December 31, 2008 and 2007

1.           CORPORATE INFORMATION

SkyPeople Fruit Juice, Inc.

SkyPeople Fruit Juice, Inc. (“SkyPeople” or the “Company”), formerly Entech Environment Technology, Inc. (“Entech”), was formed in June 1998 under the laws of the State of Florida. From July 2007 until February 26, 2008, our operations consisted solely of identifying and completing a business combination with an operating company and compliance with our reporting obligations under federal securities laws.

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific Industry Holding Group Co., Ltd. (“Pacific”) from a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. As a result of the consummation of these transactions, Pacific is now a wholly-owned subsidiary of the Company.

Pacific was incorporated under the laws of the Republic of Vanuatu on November 30, 2006. Pacific’s only business is acting as a holding company for Shaanxi Tianren Organic Food Co., Ltd. (“Shaanxi Tianren”), a company organized under the laws of the People’s Republic of China (“PRC”), in which Pacific holds a 99% ownership interest.

This share exchange transaction resulted in Pacific obtaining a majority voting and control interest in the Company. Generally accepted accounting principles require that the company whose stockholders retain the majority controlling interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition with Pacific as the accounting acquirer and SkyPeople as the acquired party. Accordingly, the share exchange transaction has been accounted for as a recapitalization of the Company. The equity sections of the accompanying financial statements have been restated to reflect the recapitalization of the Company due to the reverse acquisition as of the first day of the first period presented. All references to Common Stock of Pacific Common Stock have been restated to reflect the equivalent numbers of SkyPeople equivalent shares.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed our name to SkyPeople Fruit Juice, Inc. to better reflect our business. The 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective on May 23, 2008.

Shaanxi Tianren Organic Food Co., Ltd.

Shaanxi Tianren was formed on August 8, 2001 under PRC law. Currently, Shaanxi Tianren is engaged in the business of research and development, production and sales of special concentrated fruit juices, fast-frozen and freeze-dried fruits and vegetables and fruit juice drinks.

On May 27, 2006, Shaanxi Tianren purchased 91.15% of Shaanxi Qiyiwangguo’s ownership interest for a purchase price in the amount of RMB 36,460,000 (or approximately U.S. $4,213,662). The acquisition was accounted for using the purchase method, and the financial statements of Shaanxi Tianren and Shaanxi Qiyiwangguo have been consolidated on the purchase date and forward.

On June 10, 2008, Shaanxi Tianren completed the acquisition of Huludao Wonder Fruit Co., Ltd. (“Huludao Wonder”) for a total purchase price of RMB 48,250,000, or approximately U.S. $6,308,591. The payment was made through the offset of related party receivables from Shaanxi Hede Investment Management Co., Ltd. (“Hede”). Before the acquisition, Huludao Wonder had been a variable interest entity of Shaanxi Tianren for accounting purposes according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), since June 1, 2007, and the financial statements of Shaanxi Tianren and Huludao Wonder have been consolidated as of June 1, 2007 and forward.

The Company’s current structure is set forth in the diagram below:

      *Xi’an Qinmei Food Co., Ltd., an entity which is not affiliated with the Company, owns the other 8.85% of the equity interests in Shaanxi Qiyiwangguo Modern Organic Co. Ltd. (formerly Xi’an Tianren Modern Organic Co. Ltd.)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis differs from that used in the statutory accounts of our subsidiaries in China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with U.S. GAAP.

In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Due to the seasonal nature of our business and other factors, interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

Certain prior year accounts have been reclassified to conform to the current presentation because of the acquisition of Huludao Wonder. The reclassification had no impact on net income for the years ended December 31, 2008 and 2007.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of SkyPeople, Pacific, Shaanxi Tianren, Shaanxi Qiyiwangguo and Huludao Wonder. All material inter-company accounts and transactions have been eliminated in consolidation.

The pooling method (entity under common control) is applied to the consolidation of Pacific with Shaanxi Tianren and Shaanxi Tianren with Huludao Wonder. The reverse merger accounting is applied to the consolidation of SkyPeople with Pacific.

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and marketing in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the Common Stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company’s assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

As of December 31, 2008, the cash balance in financial institutions in the United States was $42,153. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2008, the Company had no deposits which were in excess of the FDIC insurance limit.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During the reporting periods there was no impairment loss.

Earnings Per Share

Basic earnings per Common Stock (“EPS”) are calculated by dividing net income available to common stockholders by the weighted average number of Common Stock outstanding during the period. Our Series A Convertible Preferred Stock is a participating security. Consequently, the two-class method of income allocation is used in determining net income available to common stockholders.

Diluted EPS is calculated by using the treasury stock method, assuming conversion of all potentially dilutive securities, such as stock options and warrants. Under this method, (i) exercise of options and warrants is assumed at the beginning of the period and shares of Common Stock are assumed to be issued, (ii) the proceeds from exercise are assumed to be used to purchase Common Stock at the average market price during the period, and (iii) the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted EPS computation. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table.

	For the Year Ended December 31,
	2008	2007
NUMERATOR FOR BASIC AND DILUTED EPS
Net income (numerator for Diluted EPS)	$10,010,302	$7,596,403
Net income allocated to Preferred Stock	(1,716,767)	—
Net income to common stockholders (Basic)	$8,293,535	$7,596,403

DENOMINATORS FOR BASIC AND DILUTED EPS
Common Stock outstanding	22,230,334	22,006,173
	22,230,334	22,006,173
DENOMINATOR FOR BASIC EPS
Add: Weighted average preferred as if converted	4,601,627	-
Add: Weighted average stock warrants outstanding	-	-

DENOMINATOR FOR DILUTED EPS	26,831,961	22,006,173
EPS – Basic	$0.37	$0.35
EPS – Diluted	$0.37	$0.35

Shipping and Handling Costs

Shipping and handling amounts billed to customers in related sales transactions were included in sales revenues. The shipping and handling expenses of $1,344,484 and $625,416 for 2008 and 2007, respectively, were reported in the Consolidated Statement of Income as a component of selling expenses.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents foreign currency translation adjustments.

Trade Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Accounts receivable and other receivables are recognized and carried at the original invoice amount less an allowance for any uncollectible amount. Allowance is made when collection of the full amount is no longer probable. Management reviews and adjusts this allowance periodically based on historical experience, the current economic climate, as well as its evaluation of the collectability of outstanding accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believed that its allowance for doubtful accounts was adequate as of December 31, 2008. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventories

Inventories consist primarily of raw materials and packaging (which include ingredients and supplies) and finished goods (which includes finished juice in our bottling and canning operations). Inventories are valued at the lower of cost or market. We determine cost on the basis of the average cost or first-in, first-out methods.

Inventories consisted of:
	December 31, 2008	December 31, 2007
Raw materials and packaging	$611,755	$255,936
Finished goods	1,232,642	4,204,213
Inventories	$1,844,397	$4,460,149

Intangible Assets

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has no indefinite lived intangible assets.

Revenue Recognition

We recognize revenue upon meeting the recognition requirements of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue from sales of the Company’s products is recognized upon shipment or delivery to its distributors or end users, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. More than 69% of our products are exported either through distributors with good credit or to end-users directly. Of this amount, 80% of the revenue is exported through distributors. Our general sales agreement requires distributors to pay us after we deliver the products to them, which is not contingent on resale to end customers. Our credit term for distributors with good credit history is from 30 days to 90 days. For new customers, we usually require 100% advance payment for direct export sales. Advances from customers are recorded as unearned revenue, which is a current liability. Our payment terms with distributors are not determined by the distributor’s resale to the end customer. According to our past collection history, the bad debt rate of our accounts receivables is less than 0.5%. The problem of quality hardly occurred during production, storage and transportation due to our maintenance of strict standards during the entire process. Our customers have no contractual right of the return of products. Historically, we have not had any returned products. Accordingly, no provision has been made for returnable goods. We are not required to rebate or credit a portion of the original fee if we subsequently reduce the price of our product and the distributor still has right with respect to that product.

Advertising and Promotional Expense

Advertising and promotional costs are expensed as incurred. The Company incurred $32,835 and $12,945 in advertising and promotional costs for the years ended December 31, 2008 and 2007, respectively.

Estimates

The preparation of financial statements in conformity with United States’ Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant areas requiring the use of management estimates include the provisions for doubtful accounts receivable, useful life of fixed assets and valuation of deferred taxes. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property, plant and equipment are depreciated over their estimated useful lives as follows:

Buildings	20-30 years
Machinery and equipment	10 years
Furniture and office equipment	5 years
Motor vehicles	5 years

	December 31, 2008	December 31, 2007
Machinery and equipment	$14,531,577	$13,672,861
Furniture and office equipment	226,929	200,266
Motor vehicles	194,262	193,899
Buildings	8,521,537	6,489,513
Subtotal	23,474,305	20,556,539
Less: accumulated depreciation	(4,970,756)	(2,992,392)
Net property and equipment	$18,503,549	$17,564,147

Depreciation expense included in general and administration expenses for the years ended December 31, 2008 and 2007 was $600,084 and $188,100, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2008, and 2007 was $1,139,028 and $1,138,102, respectively.

 During 2008, Shaanxi Tianren commenced construction on the expansion of its research and development center. This project covers an area of 2,000 square meters and will encompass additional space required for research and development laboratories. The expansion is currently in progress on the existing site of the factory in Jingyang County, Shaanxi Province. Related to this project, we capitalized, as construction in progress, $1,211,933 during fiscal year 2008. This research and development center is expected to be completed by June 30, 2009. Our estimated future capital expenditure for this project is $1,026,017. Once it is completed, it will provide more space for our engineers to conduct research and development toward the goal of improving and facilitating our product line. The Company also completed a technology innovation and expansion project of $5,869,218 over its original industrial waste water processing facility located in the factory of Jingyang County in Shaanxi Province during fiscal year 2008. This 600 square meter industrial waste water processing facility increases the capacity of waste water processing and recycling from the current 100 cubic meters per day to 300 cubic meters per day. The expanded industrial waste water processing facility enables the Company to increase its production capacity in the future and will be in compliance with local environmental laws.

In addition, Shaanxi Qiyiwangguo began construction on an industrial waste water processing facility and renovation of an employee building in the factory of Zhouzhi County in Shaanxi Province.

Shaanxi Qiyiwangguo previously leased a waste-water processing facility at an annual fee of approximately $11,600. This 1,118 square meter industrial waste water processing facility remains on schedule and once completed will process 1,200 cubic meters of waste water per day, which will meet the increasing production demands of Shaanxi Qiyiwangguo and will improve the use of recycled waste water. We capitalized $680,336 as construction in progress during 2008. This project is expected to be operational by the end of the third quarter of fiscal 2009. Our estimated future input for this project is $111,163. The newly built water processing facility in Shaanxi Qiyiwangguo will help the Company save on leasing fees and also enable the Company to increase its production capacity in the future.  Furthermore, it will be in compliance with local environmental laws.  In the fourth quarter of fiscal 2008, Shaanxi Qiyiwangguo began renovation of an employee building. We capitalized $11,149 as construction in progress during 2008. This project is expected to be completed by the first quarter of 2009. There will be no future input for this project.

Capitalized interest expenses of $39,473 were in construction in progress in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost. The source of the future investment in these three projects will be generated from our working capital and our current bank loans.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired according to the guidelines established in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment of assets was recorded in the periods reported.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in U.S. dollars. The functional currency is the renminbi (“RMB”) of the PRC. The financial statements are translated into U.S. dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the closing rate method in currency translation of the financial statements of the Company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into U.S. dollars at rates used in translation.

Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes, these deferred taxes are measured by applying currently enacted tax laws.

The Company has implemented SFAS No.109, Accounting for Income Taxes, which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shaanxi Tianren and its subsidiaries are limited by certain statutory regulations in the PRC. No dividends may be paid by Shaanxi Tianren without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Minority Interest in Subsidiaries

Minority interest represents the minority stockholders’ proportionate share of 1% of the equity of Shaanxi Tianren and 8.85% of the equity of Shaanxi Qiyiwangguo.

Accounting Treatment of the February 26, 2008 Private Placement

The shares held in escrow as Make Good Escrow Shares will not be accounted for on our books until such shares are released from escrow pursuant to the terms of the Make Good Escrow Agreement. During the time such Make Good Escrow Shares are held in escrow, they will be accounted for as contingently issuable shares in determining the diluted EPS denominator in accordance with SFAS 128.

Liquidated damages potentially payable by the Company under the Stock Purchase Agreement and the Registration Rights Agreement were accounted for in accordance with Financial Accounting Standard Board Staff Position EITF 00-19-2. Estimated damages at the time of closing were recorded as a liability and deducted from additional paid-in capital as costs of issuance. Liquidated damages determined later pursuant to the criteria for SFAS 5 were recorded as a liability and deducted from operating income.

Our failure to meet the timetables provided for in the Registration Rights Agreement have resulted in the imposition of liquidated damages, which are payable in cash to the Investors (pro rata based on the percentage of Series B Stock owned by the Investors at the time such liquidated damages shall have incurred) equal to fourteen percent (14%) of the Purchase Price per annum payable monthly based on the number of days such failure exists, which amount of liquidated damages, together with all liquidated damages that the Company may incur pursuant to the Registration Rights Agreement, the Warrant and the Stock Purchase Agreement, shall not exceed an aggregate of eighteen percent (18%) of the amount of the Purchase Price.

We initially filed with the Commission the registration statement on March 26, 2008, which date was before the filing date deadline of March 30, 2008 in the Registration Rights Agreement, because in the opinion of the counsel to the Company, the Company’s audited financials for the fiscal year 2007 were required to be included in the initial registration statement based on the applicable SEC rules. Therefore, we were required to have the registration statement declared effective by the Commission by July 24, 2008 (within 120 days after the initial filing date). On February 5, 2009, the registration statement was declared effective by the Commission.  We recorded liquidated damages of $254,301 in fiscal year 2008 for failure to meet the timetables provided for in the Registration Rights Agreement.

Research and Development

Shaanxi Tianren established a research and development institution with 41 research and development personnel as of December 31, 2008. Shaanxi Tianren also from time to time retains external experts and research institutions. Research and development expenses were $449,695 and $30,878 for the years ended December 31, 2008 and 2007, respectively.

New Accounting Pronouncements

We adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”) on January 1, 2008 for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value as required by other accounting pronouncements and expands fair value measurement disclosures. The provisions of SFAS 157 are applied prospectively upon adoption and did not have a material impact on our consolidated financial statements. The disclosures required by SFAS 157 are included in Note 14, “Note Payable,” to these consolidated financial statements.

We adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”) as of January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for any assets or liabilities which were not previously carried at fair value. Accordingly, the adoption of SFAS 159 had no impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the implementation of this statement to have an impact on its results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R (revised 2007), Business Combinations and other applicable accounting literature. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The adoption of this statement is not expected to have a material impact on our consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect that the adoption of SFAS No. 161 will have a material impact on its consolidated results of operations or financial position.

In February 2008, the FASB issued Staff Position No. FAS 157-2, which provides for a one-year deferral of the effective date of SFAS No. 157, Fair Value Measurements, for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Company is evaluating the impact of this standard as it relates to the Company’s financial position and results of operations.

In December 2007, the Commission published Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the Commission indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. The Company does not expect that the adoption of this SAB will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 141(R) and SFAS No. 160 on its consolidated financial position, results of operations and cash flows.

3.           SHARE EXCHANGE AND PRIVATE PLACEMENT FINANCING

Between February 22, 2008 and February 25, 2008, we entered into a series of transactions whereby we acquired 100% of the ownership interest in Pacific from the shareholders of Pacific in a share exchange transaction and raised $3,400,000 gross proceeds from certain accredited investors in a private placement transaction. These transactions, collectively hereinafter referred to as “Reverse Merger Transactions,” were consummated simultaneously on February 26, 2008, and as a result of the consummation of these transactions Pacific is now a wholly-owned subsidiary of the Company.

The following sets forth the material agreements that the Company entered into in connection with the Reverse Merger Transactions and the material terms of these agreements:

Share Exchange Agreement

On February 22, 2008, the Company and Terence Leong, the Company’s then Chief Executive Officer, entered into a Share Exchange Agreement with Pacific and all of the shareholders of Pacific (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the shareholders of Pacific agreed to exchange 100 ordinary shares of Pacific, representing a 100% ownership interest in Pacific, for 1,000,000 shares of a newly designated Series A Convertible Preferred Stock of the Company, par value $0.001 per share (the “Share Exchange” or the “Share Exchange Transaction”).

Stock Purchase Agreement

In connection with the Share Exchange Transaction, on February 26, 2008, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue 2,833,333 shares of Series B Convertible Preferred Stock of the Company, par value $0.001 per share (“Series B Stock”) and warrants to purchase 7,000,000 shares of the Company’s Common Stock (the “Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000. Under the Stock Purchase Agreement, the Company also deposited 2,000,000 shares of the Series B Stock into an escrow account held by an escrow agent as Make Good Shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

On May 23, 2008, we amended the Company’s Articles of Incorporation and changed its name to SkyPeople Fruit Juice, Inc. to better reflect our business. A 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock and a mandatory 1-for-22.006 conversion of Series A Preferred Stock, which had been approved by written consent of the holders of a majority of the outstanding voting stock, also became effective on May 23, 2008.

4.           CONVERTIBLE PREFERRED STOCK

The Series A Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 1,000,000 shares of Series A Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. Upon effectiveness of the 1-for-328.72898 reverse stock split of the outstanding shares of Common Stock on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into shares of Common Stock without any notice or action required by us or by the holders of Series A Preferred Stock or Common Stock (the “Mandatory Conversion”). In the Mandatory Conversion, each holder of Series A Preferred Stock received twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held (the “Conversion Rate”).

Series B Convertible Preferred Stock

In connection with the Share Exchange Transaction, we designated 7,000,000 shares of Series B Convertible Preferred Stock out of our total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. The Series B Convertible Preferred Stock is a participating security. No dividends are payable with respect to the Series B Stock and no dividends can be paid on our Common Stock while the Series B Stock is outstanding. Upon liquidation the holders are entitled to receive $1.20 per share (out of available assets) before any distribution or payment can be made to the holders of any junior securities.

The Company also deposited 2,000,000 shares of the Series B Stock into an escrow account to be held by an escrow agent as Make Good Shares in the event the Company’s consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

Upon effectiveness of the Reverse Split, each share of Series B Stock is convertible at any time into one share of Common Stock at the option of the holder. If the conversion price (initially $1.20) is adjusted, the conversion ratio will likewise be adjusted and the new conversion ratio will be determined by multiplying the conversion ratio in effect by a fraction, the numerator of which is the conversion price in effect before the adjustment and the denominator of which is the new conversion price.

5.           WARRANTS

In connection with the Share Exchange Transaction, on February 26, 2008, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share (“Series B Stock”) and warrants to purchase 7,000,000 shares of the Company’s Common Stock (the “Warrants”) to the Investors, in exchange for a cash payment in the amount of $3,400,000.

The Warrants became exercisable after the consummation of a 1-for-328.72898 reverse split of our outstanding Common Stock, which was effective on May 23, 2008, and the 7,000,000 shares issuable upon exercise of such Warrants were not adjusted as a result of such reverse split.

6.           NOTE PURCHASE AGREEMENT

On February 26, 2008, the Company issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron.

On February 22, 2008, the Company issued to Grover Moss an aggregate of 59,060 shares of Common Stock (post split) in exchange for the conversion of principal aggregating $398,000.

7.           ACQUISITION OF HULUDAO WONDER

On June 10, 2008, the Company completed the acquisition of Huludao for a total purchase price of RMB 48,250,000, or approximately U.S. $6,308,591.  The acquisition is accounted for according to FASB 141, appendix D, paragraphs 11 to 18, Transactions between Entities under Common Control. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer and report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.  In this regard, some of the 2007 accounts have been reclassified to be comparable to  the 2008 presentation.

Prior to the June 2008 acquisition, Huludao Wonder was classified as a variable entity of Shaanxi Tianren according to FASB Interpretation No. 46: Consolidation of Variable Interest Entities (“V.I.E.”), an interpretation of ARB 51 (“FIN 46”). FIN 46R requires the primary beneficiary of the variable interest entity to consolidate its financial results with the variable interest entity. The Company had evaluated its relationship with Huludao and had concluded that Huludao Wonder was a variable interest entity for accounting purposes after June 2007 and prior to June 2008.

The following table summarizes the carrying value of Huludao Wonder’s assets and liabilities transfer:

ASSETS
Cash	$7,567
Accounts receivable, net	2,387,711
Other receivables	29,244
Inventory	57,948
Fixed assets	6,934,219
Intangible asset	3,262,566
Other assets	27,486
TOTAL ASSETS	$12,706,741

LIABILITIES
Accounts payable	$20,642
Other payables	101,603
Loans payable	6,275,905
TOTAL LIABILITIES	$6,398,150

NET ASSETS	$6,308,591

Pro Forma Financial Information

The unaudited pro forma financial information presented below summarizes the combined operating results of the Company and Huludao Wonder for the year ended December 31, 2007 as if the acquisition had occurred on January 1, 2007.

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2007. The unaudited pro forma combined statements of operations combine the historical results of the Company and the historical results of the acquired entity for the periods described above.

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Historical Information of the Company(1)	Historical Information of the Acquired Entity (2)	Pro Forma Adjustments (3)	Pro Forma
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	$29,361,941	$1,775,241	$--	$31,137,182

Net income (loss)	$7,596,403	$(271,213)	$(34,432)	$7,290,758

Basic earnings per share	$0.35			$0.33
Diluted earnings per share	$0.35			$0.33

Basic weighted average common shares outstanding	22,006,173			22,006,173
Diluted weighted average common shares outstanding	22,006,173			22,006,173

               Note:  The currency exchange rate is based on the average exchange rate of the related period.

(1)	The historical operating results of the Company were based on the Company’s unaudited financial statements for the year ended December 31, 2007.
(2)	The historical information of Huludao was derived from the books and the records of Huludao for the five months ended May 30, 2007.

(3)
Pro forma adjustment was based on the assumption that the fair value of the fixed assets and intangible assets were amortized over the life of the assets, assuming the acquisition took place on January 1, 2007

8.           PAYABLE-ACQUISTION OF HULUDAO WONDER

As of December 31, 2007, payable of $1,818,418 represents balance owed to Huludao Wonder’s former owners upon acquisition.  Amount was paid off during 2008.

9.           INVENTORIES

Inventories consisted of the following:
	December 31,	December 31,
	2008	2007
Raw materials and packaging	$611,755	$255,936
Finished goods	1,232,642	4,204,213
Inventories	$1,844,397	$4,460,149

10.           INCOME TAX

Prior to 2007, the Company was subject to a 33% income tax rate by the PRC. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. Shaanxi Tianren was awarded the status of a nationally recognized High and New Technology Enterprise in December 2006, which entitled Shaanxi Tianren to tax-free treatment for two years starting from 2007, and thereafter reduced income taxes at 50% of its regular income tax rate then effective from 2009 to 2010. In December 2007, the tax rate of Shaanxi Qiyiwangguo was reduced from 33% to 25%, effective beginning January 2008.

As the Company had no income generated in the United States, there was no tax expense or tax liability due to the Internal Revenue Service of the United States as of December 31, 2008.

The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48. The current year tax was $2,231,140 and $1,109,160 for fiscal year 2008 and 2007, respectively. The Company has recorded no deferred tax assets or liabilities as of December 31, 2008 and 2007, since nearly all differences in tax basis and financial statement carrying values are permanent differences.
Income Tax Expenses	December 31, 2008	December 31, 2007
Current	$2,231,140	$1,109,160
Deferred	—	—
Total	$2,231,140	$1,109,160

11.           LAND USAGE RIGHTS

According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Accordingly, the Company paid in advance for land use rights. Prepaid land use rights are being amortized and recorded as lease expenses using the straight-line method over the use terms of the lease, which is 20 to 50 years. The amortization expenses were $160,005 and $128,544 for fiscal year 2008 and 2007, respectively.

12.           RELATED PARTIES RECEIVABLES AND PAYABLES

As of December 31, 2008, the Company had no outstanding loans to related entities with common owners and directors. During the year ended December 31, 2008, Pacific erroneously paid RMB 34,848,000, or approximately $5,007,850 based on the average rate of the year ended December 31, 2008, to its former shareholders, the Company’s director Xiaoqing Yan and its CEO, Yongke Xue as the result of a dividend declaration by Pacific in February 2008 (See Note 15). Because the recipients of the money were no longer shareholders of Pacific, the transaction was treated for accounting purposes as an interest free loan. As of December 31, 2008, the directors and other related parties had returned the monies they received (along with amounts loaned to related parties prior to January 1, 2008) in cash in the amount of $5,506,229.

During the year ended December 31, 2008, the related party loan and advances to Hede of RMB 48,929,272 were credited against the purchase price that the Company paid for Huludao on June 10, 2008. The Company also paid off approximately $121,752 of its loans payable to related parties in the year ended December 31, 2008. The indebtedness of the Company to related entities with common owners and directors as of December 31, 2007 totaled $4,970,427 as follows. The loans were unsecured and bear no interest. These loans had no fixed payment terms.

Name of Related Party to Whom Loans were Given	December 31, 2007	Relation
Mr. Andu Liu	$22,177	Former shareholder of Shaanxi Tianren
Mr. Ke Lu	7,734	Manager of Shaanxi Tianren
Xi’an Hede Investment Consultation Company Limited	101,286	The Managing Director of Xi’an Hede is one of the family members of Shaanxi Tianren
Shaanxi Xirui Group Co., Ltd.	198,216	Shareholder of Shaanxi Qiyiwangguo
Yingkou Trusty Fruits Co., Ltd. (“Yingkou”)	77,212	Hede is a shareholder of Yingkou
Shaanxi Fruits Processing Co., Ltd.	73,629	Former Shaanxi Tianren
Total	$480,254

As of December 31, 2008, the indebtedness of the Company to its shareholders and related entities with common owners and directors was $23,452 as follows:

Name of Related Partyfrom Whom Loans were Received	December 31, 2008	Relation
Mr. Yongke Xue	$(23,452)	Former shareholder of Shaanxi Tianren
Total	$(23,452)

 As of December 31, 2007, the indebtedness of the Company to its shareholders and related entities with common owners and directors was $143,366 as follows:

Name of Related Partyfrom Whom Loans were Received	December 31, 2007	Relation
Mr. Guang Li	$(137)	Director of Shaanxi Tianren
Mr. Yongke Xue	(32,308)	Former shareholder of Shaanxi Tianren
Ms. Yuan Cui	(62,387)	Former shareholder of Shaanxi Tianren
Mr. Hongke Xue	(48,397)	President of Shaanxi Tianren
Ms. Xiaoqin Yan	(137)	Former shareholder of Shaanxi Tianren
Total	$(143,366)

13.           COMMON STOCK

As of December 31, 2008, the Company had 22,271,786 shares of Common Stock issued and outstanding and 3,448,480 shares of Series B Stock issued and outstanding (2,000,000 shares of the Series B Stock deposited in the escrow account are not included). Assuming all five year warrants to purchase 7,000,000 shares of Common Stock with an exercise price of $3.00 per share are exercised and all shares of Series B Stock are converted, the total number of shares of Common Stock to be issued and outstanding will be 32,720,266.

In the first quarter of 2008, the Company issued 31,941 shares of Common Stock as part of the settlement with its prior Chief Executive Officer, Burr D. Northrop, 37,098 shares of Common Stock to Walker Street Associates and its prior director, Joseph I. Emas, for the professional services that they provided, and 59,060 shares of Common Stock to Grover Moss for the conversion of principal under the obligation of $398,000 with the Company.

On February 26, 2008, the Company issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest aggregating approximately $5,055,418 on certain promissory notes of the Company held by Barron. The shares issued to Barron Partners were not affected by the 1-for-328.72898 reverse split of our outstanding Common Stock which was effective on May 23, 2008.

In connection with the Share Exchange Transaction in February 2008, the Company designated 1,000,000 shares of Series A Convertible Preferred Stock out of its total authorized number of 10,000,000 shares of Preferred Stock, par value $0.001 per share. In the Mandatory Conversion, each holder of Series A Preferred Stock was entitled to receive twenty two and 62/10,000 (22.0062) shares of fully paid and non-assessable Common Stock for every one (1) share of Series A held. The Company also agreed to issue 2,833,333 shares of a newly designated Series B Convertible Preferred Stock of the Company, par value $0.001 per share and warrants to purchase 7,000,000 shares of the Company’s Common Stock. Upon effectiveness of the Reverse Split on May 23, 2008, all the outstanding shares of Series A Preferred Stock were immediately and automatically converted into 22,006,173 shares of Common Stock. Each share of Series B Stock will be convertible at any time into one share of Common Stock at the option of the holder. The Warrants are exercisable after the Reverse Split. The 2,833,333 shares of Series B Convertible Preferred Stock and 7,000,000 shares issuable upon exercise of such Warrants were not adjusted as a result of the Reverse Split.

14.           NOTE PAYABLE

In the year ended December 31, 2008, the Company paid off RMB 98,800,000, or approximately $14,198,105 of short-term loans payable, and transferred RMB 15,000,000, or approximately $2,155,583 based on the average exchange rate for the year ended December 31, 2008, from long-term loans payable to short-term loans payable, which will be due in September 2009. The Company also entered into nine new short-term loan agreements with some local banks in China. As of December 31, 2008, the balance of these short-term loans totaled RMB 76,800,000 (U.S. $11,256,871 based on the exchange rate on December 31, 2008), with an interest rate ranging from 5.58% to 9.83% per annum. Of these loans, $5,247,343 are collateralized by land and buildings. These loans are due from May 2009 to October 2009.

During 2007, the Company borrowed a short-term loan from a bank in the amount of RMB 54,000,000 ($7,392,602 based on the exchange rate on December 31, 2007) with an interest rate ranging from 5.40% to 9.48% per annum due from January 2008 to September 2008. During December 2007, a short-term loan of RMB 720,000 ($985,680) was paid off. At December 31, 2007, the short -term loan balance was $6,406,922.

During 2007, the Company borrowed a long-term loan from a bank in the amount of RMB 15,000,000 ($2,053,501 based on the exchange rate on December 31, 2007) at the bank’s prime rate of 9.49% plus a floating rate per annum. The loan had a term of two years from the date of draw down. The principal of RMB 10,000,000 ($1,369,000) was due on July 10, 2009, and the balance of RMB 5,000,000 ($684,501) was due on September 20, 2009. At December 31, 2007, the long-term loan balance was $2,053,501.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”) as it relates to financial assets and financial liabilities. The adoption of SFAS 157 did not have a material effect on our results of operations, financial position or liquidity.

The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 as of January 1, 2008.  SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for the Company’s loans payable. Therefore, valuation of the Company’s loans payable is not affected by the adoption of SFAS 157 and SFAS 159.

15.           DIVIDEND PAYMENT

On February 4, 2008, before the Share Exchange Transaction, the Board of Directors of Shaanxi Qiyiwangguo declared a cash dividend of RMB 20,553,592, or $2,953,665 based on the average rate for the year ended December 31, 2008, to its former shareholders. Since Shaanxi Tianren holds a 91.15% interest in Shaanxi Qiyiwangguo, RMB 18,734,599, (or $2,692,266) was paid to Shaanxi Tianren and RMB 1,818,993 (or $261,399) was paid to its minority interest holders. On the same date, the Board of Directors of Shaanxi Tianren declared a cash dividend of RMB 35,200,000 (or $5,058,434 based on the average exchange rate for the year ended December 31, 2008), to its shareholders. Since Pacific holds a 99% interest in Shaanxi Tianren, RMB 34,848,000 (or $5,007,850 based on the average exchange rate for the year ended December 31, 2008) was paid to Pacific and RMB 352,000 (or $50,584 based on the average exchange rate for the year ended December 31, 2008) was paid to its minority interest holders. The inter-company dividend was eliminated in the consolidated statement. The dividend paid to minority interest holders was RMB 2,170,993 (or $311,984 based on the average exchange rate for the year ended December 31, 2008).

In May 2008, Pacific erroneously paid RMB 34,848,000 (or $5,007,850 based on the average exchange rate for the year ended December 31, 2008) to its former shareholders as the result of a dividend declaration in February 2008. The monies were then returned to the Company in June 2008 (See Note 12).

16.           RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company made a loan of $198,216 to Shaanxi Xirui Group Co. Ltd., which is a shareholder of the former Shaanxi Qiyiwangguo.

Yongke Xue, the Chairman of the Board and Chief Executive Officer of the Company, owns 80% of the equity interest of Shaanxi Hede Investment Management Co., Ltd. (“Hede”), a PRC company. Xiaoqin Yan, a director of Shaanxi Tianren, owns the remaining 20% of Hede.

On May 31, 2007, Huludao Wonder was acquired by Hede at the fair market price of RMB 48,250,000, which was based on a third party valuation. At the time Hede acquired Huludao Wonder, both Hede and Shaanxi Tianren intended that Huludao Wonder would be sold to Shaanxi Tianren after a one-year holding period. The management of Shaanxi Tianren wanted an affiliate to run Huludao Wonder first to make sure there were no issues before it was conveyed to Shaanxi Tianren. Shaanxi Tianren participated significantly in the design of this purchase transaction, and the purchase price was agreed upon by the Board of Shaanxi Tianren. The purchase agreement under which Hede acquired Huludao Wonder required that installments of the purchase price be paid as follows: RMB 10,000,000 on June 10, 2007; RMB 20,000,000 before September 2007; and RMB 18,250,000 before March 31, 2008. Immediately following the acquisition, Hede leased to Shaanxi Tianren all of the assets and facilities of Huludao Wonder under a Lease Agreement dated June 2, 2007 between Hede and Shaanxi Tianren. The lease was for a term of one year from July 1, 2007 to June 30, 2008. The monthly rent under the lease was RMB 300,000 (approximately $43,972 based on the exchange rate on December 31, 2008). Upon execution of the lease, Hede was paid RMB 1.8 million, representing the first 6 months rent, and a refundable security deposit of RMB 1.2 million.

In January 2008, Shaanxi Tianren paid rental expense of RMB 11,038 (approximately $1,618 based on the exchange rate on December 31, 2008) to the landlord of Hede’s office space on behalf of Hede.

In May 2008, Shaanxi Tianren paid to Hede an aggregate amount of RMB 1,500,000 (approximately $219,861 based on the exchange rate on December 31, 2008) of rent for the period from January to May 2008 pursuant to the Huludao Wonder Lease. In the same month, Shaanxi Tianren assumed Hede’s obligation of RMB 18,000,000 (approximately $2,638,329 based on the exchange rate on December 31, 2008) for the balance of the purchase price for Huludao Wonder.

On May 31, 2008, Shaanxi Tianren entered into a Stock Transfer Agreement with Hede. Under the terms of the Stock Transfer Agreement, Hede agreed to transfer all its stock ownership of Huludao Wonder to Shaanxi Tianren for a total price of RMB 48,250,000 (approximately $6,308,591 based on the exchange rate on June 1, 2007). The sale was closed on June 10, 2008. As of May 31, 2008, Shaanxi Tianren had a related party receivable of RMB 48,928,272 from Hede, which was credited against the purchase price (so that Shaanxi Tianren did not pay any cash to Hede for the purchase) and the remaining balance of the loans and advances of RMB 679,272 (approximately $99,564 based on the exchange rate on December 31, 2008) to Hede was repaid to the Company on June 11, 2008.

On February 26, 2008, simultaneously with the consummation of the Share Exchange Agreement and Stock Purchase Agreement described herein, pursuant to an oral agreement with the Company and Barron Partners, the Company issued an aggregate of 615,147 shares of Series B Stock to Barron in exchange for the cancellation of (a) all indebtedness of the Company to Barron Partners under certain outstanding convertible promissory notes issued to Barron Partners during the period from September 30, 2004 to February 2008 to evidence loans made by Barron Partners to the Company for working capital needs in the ordinary course of business, and (b) all liquidated damages payable to Barron Partners (including all amounts as well as any amounts which would become payable in the future as a result of continuing failures) as a result of the failure of the Company to have registered under the Securities Act for resale by Barron Partners the Common Stock of the Company issuable upon conversion of such convertible promissory notes under various registration rights agreements between the Company and Barron Partners entered into in connection with the foregoing loans.

As of the date of this Annual Report, Barron Partners beneficially owns 10,159,265 shares of the Company’s Common Stock (approximately 31.3% of the Common Stock) and is a selling stockholder herein. The oral agreement with Barron Partners was approved by the Chief Executive Officer of the Company.

The total amount of principal and accrued interest under all convertible promissory notes which were cancelled aggregated approximately $1,735,286 and the total amount of accrued liquidated damages which were cancelled aggregated approximately $3,320,132. All of the convertible promissory notes bore interest at the rate of 8% per annum and were convertible into shares of Common Stock at a conversion rate of one share of Common Stock for every $8.21822 of principal converted. The registration rights agreements provided for liquidated damages to accrue at the rate of 36% per annum of the note principal in the event that the registration statements to register the underlying shares were not declared effective by the required deadline.

The number of shares of Series B Stock that were issued to Barron Partners pursuant to the agreement was determined by dividing the aggregate indebtedness cancelled ($5,055,418) by $8.1822 per share (which was the rate at which one share of Common Stock was issuable for principal under the convertible promissory notes). In lieu of issuing Common Stock, the Company and Barron Partners agreed that Barron Partners would be issued Series B Stock (which upon consummation of the Reverse Split became convertible into Common Stock on a share for share basis).

The issuance of the Series B Stock was accomplished in reliance upon Section 4 (2) of the Securities Act.

17.           CONTINGENCIES

The Company has not, historically, carried any property or casualty insurance and has never incurred property damage or incurred casualty losses. Management feels the chances of such an obligation arising are remote. Accordingly, no amounts have been accrued for any liability that could arise from a lack of insurance.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

18.           CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Company does not have concentrations of business with customers constituting greater than 10% of the Company’s revenue in fiscal year 2008 and 2007. Sales to our five largest customers accounted for approximately 34% and 29% of our net sales during the years ended December 31, 2008 and 2007, respectively.

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There was bad debt expense of $17,690 and $0 during the years ended December 31, 2008 and 2007, respectively.

The Company does not have concentrations of business with vendors constituting greater than 10% of the Company’s purchases in fiscal year 2008 and 2007.

19.           NEW LEASE AGREEMENT

On June 23, 2008, Shaanxi Tianren entered into a lease agreement for China office space. The lease has a term of one year, with a commencement date of July 1, 2008 and covers approximately 1,400 total rentable square meters. The annual rent is  RMB 674,000, or approximately $96,858. Our new address is 16F, National Development Bank Tower, No.2 Gaoxin 1st Road, Hi-Tech Industrial Zone, Xi’an, Shaanxi Province, PRC 710075. Our phone number is 011-86-29-88377001. The Company is planning to purchase the leased offices from Zhonghai Trust Co., Ltd. The negotiation is still in process as of the filing date of this Form 10-K.

20.           OTHER ASSETS

Other assets as of December 31, 2008 included RMB 15,000,000 of deposits to purchase Yingkou Trusty Fruits Co., Ltd. (“Yingkou”). On June 1, 2008, Shaanxi Tianren entered into a memorandum agreement with Xi’an Dehao Investment Consultation Co. Ltd. (“Dehao”). Under the term of the agreement, Dehao agreed to transfer 100% of the ownership interest of Yingkou to Shaanxi Tianren. Shaanxi Tianren is required to make a refundable down payment of RMB 15,000,000, or approximately $2,198,608 based on the exchange rate of December 31, 2008, to Dehao as a deposit for the purchase. The acquisition is in the negotiating process with Dehao and also a third party market value evaluation is in process. The acquisition is targeted to be complete in the second quarter of fiscal 2009.

21.            SUBSEQUENT EVENT

Our registration statement to register for resale an aggregate of 9,833,333 shares of the Common Stock issuable upon conversion of our Series B Convertible Preferred Stock and warrants to purchase Common Stock which we sold to two Investors pursuant to a Stock Purchase Agreement on February 26, 2008 was declared effective by the Securities and Exchange Commission on February 5, 2009.  We recorded liquidated damages of $254,301 in fiscal year 2008 due to the failure to meet the timetables provided for in the Registration Rights Agreement with such Investors which was entered into in connection with the Stock Purchase Agreement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Although we will not receive any of the proceeds from the sale of the shares being registered in this registration statement, we have agreed to bear the costs and expenses of the registration of those shares. Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are as follows:

SEC Registration Fee	$827.00
Professional Fees and Expenses	$225,000
Printing and Engraving Expenses	$5,000
Transfer Agent’s Fees	$2,500
Miscellaneous Expenses	$3,000
Total	$236,327

Item 14.  Indemnification of Directors and Officers.

The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director of a corporation, is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3)

Such act also provides that the corporation may indemnify an officer or director and advance expenses if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S.607.0850(9).

Article VIII of our Amended and Restated Articles of Incorporation authorizes us, among other things, to indemnify our officers, directors, employees or agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with certain actions, suits or proceedings if they acted in good faith and in a manner in which they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. Article VII of our By—laws authorizes us to indemnify our officers and directors to the fullest extent authorized or permitted by the Florida Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities.

As part of a settlement with our former registered accounting firm, RBSM, we issued 138 shares of our Common Stock in December 2007, which was accomplished in reliance upon Section 4(2) of the Securities Act.

As part of a settlement with our former Chairman and Chief Executive Officer, Steven Rosenthal, we issued Mr. Rosenthal 913 shares of our Common Stock in December 2007, which was accomplished in reliance upon Section 4(2) of the Securities Act.

On February 22, 2008, we issued to the persons set forth in the table below the number of shares of our Common Stock set forth opposite the names of such persons for the consideration set forth opposite the name of the person. All of such shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act.

Name	Number of Shares Issued	Consideration for Issuance
Grover Moss	39,374	Cancellation of indebtedness
Joseph I. Emas	24,732	Past services
Walker Street Associates	24,732	Past services
Terence Leong	1,927	Past services
Burr Northrop	21,294	Past services

Pursuant to the Share Exchange Agreement, on February 26, 2008 we issued 1,000,000 shares of our Series A Stock to the stockholders of Pacific in exchange for all of the outstanding shares of Pacific’s common stock. At the completion of that Share Exchange Transaction, Pacific became our wholly owned subsidiary. The Share Exchange Transaction was accomplished in reliance upon Section 4(2) of the Securities Act.

In connection with the Share Exchange Agreement, and pursuant to the Series B Stock Purchase Agreement, on February 26, 2008, we issued 2,833,333 shares of our Series B Stock, along with the Old Warrants to the selling stockholders, in exchange for a cash payment in the amount of $3,400,000. The issuance of Series B Stock was accomplished in reliance upon Section 4(2) of the Securities Act. Under the Series B Stock Purchase Agreement, we also deposited 2,000,000 shares of our Series B Stock into an escrow account to be held by an escrow agent as make good shares issuable to the selling stockholders in the event our consolidated pre-tax income and pre-tax income per share, on a fully-diluted basis, for the years ended December 31, 2007, 2008 or 2009 are less than certain pre-determined target numbers.

On February 26, 2008, we also issued to Barron Partners an aggregate of 615,147 shares of Series B Stock in exchange for the cancellation of all principal and accrued interest, aggregating approximately $5,055,418, on certain convertible promissory notes of the Company held by Barron Partners. The issuance of the Series B Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

On June 2, 2009, we issued to the selling stockholders New Warrants to purchase an aggregate of 4,333,333 shares of the Company’s Common Stock pursuant to the Exchange Agreement. The issuance of the New Warrants was accomplished in reliance upon Section 4(2) of the Securities Act.

On October 28, 2009, we issued an aggregate of 2,620,000 shares of our Common Stock to Barron Partners LP and an aggregate of 80,000 shares of our Common Stock to Eos Holdings, LLC upon the exercise of the New Warrants. The issuance of the foregoing described shares of our Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

On January 5, 2010, we issued an aggregate of 35,451 shares of our Common Stock to Eos Holdings, LLC upon the exercise of the New Warrants. The issuance of the foregoing described shares of our Common Stock was accomplished in reliance upon Section 4(2) of the Securities Act.

 On December 9, 2009, we issued to our Chief Financial Officer, Spring Liu, a warrant to purchase an aggregate of 100,000 shares of our Common Stock at an exercise of $4.50 per share, as a bonus for the year of 2009.

Item 16.                          Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

Item 17.                      Undertakings.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shaanxi, PRC on this 20 of January, 2010.

SkyPeople Fruit Juice, Inc.

By:	/s/ Yongke Xue
Chief Executive Officer (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date

/s/ Yongke Xue	January 20, 2010

Yongke Xue
Chief Executive Officer and Director
(principal executive officer)

/s/ Spring Liu	January 20, 2010

Spring Liu
Chief Financial Officer
(Principal Financial Officer and Accounting Officer)

/s/ Xiaoqing Yan	January 20, 2010

Xaioqing Yan, Director

/s/ Guolin Wang	January 20, 2010

Guolin Wang, Director

/s/ Robert B. Fields	January 20, 2010

Robert B. Fields, Director

/s/ Norman Ko	January 20, 2010
Norman Ko, Director

Exhibit Index

2.1 Share Exchange Agreement, dated as of February 22, 2008 by and among Pacific Industry Holding Group Co., Ltd. (“Pacific”), Terrence Leong, the Company and the shareholders of Pacific. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the Commission on February 28, 2008 (the “February 28, 2008 8-K”).

3.1 Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the Commission on March 3, 2008 (the “March 3, 2008 8-K”).

3.2 Articles of Amendment to Articles of Incorporation dated October 28, 2009. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the Commission on October 29, 2009.

3.3 Certificate of Designations, Preferences and Rights of the Company’s Series A Convertible Preferred Stock. Incorporated by reference to Exhibit 3.1 to the February 28, 2008 8-K.

3.4 Certificate of Designations, Preferences, Rights and Limitations of the Company’s Series B Convertible Preferred Stock. Incorporated by reference to Exhibit 3.2 to the February 28, 2008 8-K.

3.5 Bylaws of Entech, Inc. Incorporated by reference to Exhibit 3.5 to the March 3, 2008 8-K.

3.6  Articles of Amendment to the Articles of Incorporation of the Company filed with the Department of State of Florida on May 23, 2008.  Incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 10-K").

4.1 Warrant to purchase 5,338,236 shares of the Company’s Common Stock issued to Barron Partners LP, dated June 2, 2009 (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-159959) filed with the Commission on June 12, 2009 (the “June 2009 S-1”)),  as amended by Warrant to purchase 1,192,883 shares of the Company’s Common Stock issued to Barron Partners LP, dated June 2, 2009 (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed with the Commission on January 13, 2010).

4.2 Warrant to purchase 970,588 shares of the Company’s Common Stock issued to Barron Partners LP, dated June 2, 2009 (Incorporated by reference to Exhibit 4.2 to the June 2009 S-1), as amended by Warrant to purchase 1,192,883 shares of the Company’s Common Stock issued to Barron Partners LP, dated June 2, 2009  (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed with the Commission on January 13, 2010.

4.3 Warrant to purchase 161,764  shares of the Company’s Common Stock issued to Eos Holdings, LLC, dated June 2, 2009 (Incorporated by reference to Exhibit 4.3 to the June 2009 S-1), .as amended by Warrant to purchase 35,451 shares of the Company’s Common Stock issued to EOS Holdings, LLC, dated June 2, 2009 (Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed with the Commission on January 13, 2010).

4.4 Warrant to purchase 29,412  shares of the Company’s Common Stock issued to Eos Holdings, LLC, dated June 2, 2009 (Incorporated by reference to Exhibit 4.4 to the June 2009 S-1), as amended by Warrants to purchase 35,451 shares of the Company’s Common Stock issued to Eos Holdings, LLC, dated June 2, 2009   (Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed with the Commission on January 13, 2010.)

5.1 Legal Opinion of Guzov Ofsink, LLC re: legality of the Common Stock being registered. **

9.1 Voting Trust Agreement, dated as of February 25, 2008, by and among Fancylight Limited and Hongke Xue. Incorporated by reference to Exhibit 9.1 to the March 3, 2008 8-K.

9.2 Voting Trust and Escrow Agreement, dated as of February 25, 2008, by and among Winsun Limited and Sixiao An. Incorporated by reference to Exhibit 9.2 to the March  3, 2008 8-K.

9.3 Voting Trust and Escrow Agreement, dated as of February 25, 2008, by and among China Tianren Organic Food Holding Company Limited and Lin Bai. Incorporated by reference to Exhibit 9.3 to the March 3, 2008 8-K.

10.1 Series B Convertible Preferred Stock Purchase Agreement by and among the Company, Barron Partners LP and EOS Holdings, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.1 to the March 3, 2008 8-K.

10.2 Registration Rights Agreement by and among the Company, Barron Partners LP and EOS Holdings, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.2 to the March 3, 2008 8-K.

10.3 Escrow Agreement by and among Shaanxi Tianren Organic Food Co., Ltd., Barron Partners LP, EOS Holdings, LLC and Tri-state Title & Escrow, LLC, dated as of February 6, 2008. Incorporated by reference to Exhibit 10.3 to the March 3, 2008 8-K.

10.4 Make Good Escrow Agreement by and among the Company, Barron Partners LP, EOS Holdings, LLC and Tri-state Title & Escrow, LLC, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.4 to the March 3, 2008 8-K.

10.5 Call Option Agreement between Hongke Xue and Fancylight Limited, dated as of February 25, 2008. Incorporated by reference to Exhibit 10.5 to the March 3, 2008 8-K.

10.6 Share Transfer Agreement by and among Shaanxi Hede Investment Management Co., Ltd. Niu Hongling, Wang Qifu, Wang Jianping, Zhang Wei, Cui Youming and Yuan Ye, dated as of May 31, 2007. Incorporated by reference to Exhibit 10.6 to the March 3, 2008 8-K.

10.7 Lease Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co. Ltd., dated as of June 2, 2007. Incorporated by reference to Exhibit 10.7 to the March 3, 2008 8-K.

10.8 Loan Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd., dated as of June 5, 2007. Incorporated by reference to Exhibit 10.8 to the March 3, 2008 8-K.

10.9 Loan Agreement between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd., dated as of August 1, 2007. Incorporated by reference to Exhibit 10.9 to the March 3, 2008 8-K.

10.10 Stock Transfer Agreement dated as of May 31, 2008, by and between Shaanxi Tianren Organic Food Co., Ltd. and Shaanxi Hede Investment Management Co., Ltd. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on June 5, 2008.

10.11 Credit Facility Letter dated July 9, 2004 between Huludao Wonder Fruit Co., Ltd. and Industrial-Commercial Urban Credit Cooperative. Incorporated by reference to Exhibit 10. 11 to Pre-Effective Amendment No. 2 to thee Company’s Registration Statement on Form S-1 (File No.. 333-149896)(the “2008 S-1”).

10.12 Credit Facility Letter dated September 25, 2004 between Huludao Wonder Fruit Co., Ltd. and Industrial-Commercial Urban Credit Cooperative. Incorporated by reference to Exhibit 10.12 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.13 Credit Facility Letter dated April 30, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. Incorporated by reference to Exhibit 10.13 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.14 Credit Facility Letter dated August 3, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. Incorporated by reference to Exhibit 10.14 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.15 Credit Facility Letter dated September 25, 2006 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. Incorporated by reference to Exhibit 10.15 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.16 Credit Facility Letter dated August 10, 2007 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. Incorporated by reference to Exhibit 10.16 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.17 Credit Facility Letter dated September 24, 2007 between Shaanxi Tianren Organic Food Co., Ltd. and Gaoxin Branch of China Construction Bank. Incorporated by reference to Exhibit 10.17 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.18 Credit Facility Letter dated September 28, 2007 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank. Incorporated by reference to Exhibit 10.18 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.19 Credit Facility Letter dated April 21, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. Incorporated by reference to Exhibit 10.19 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.20 Credit Facility Letter dated June 18, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank. Incorporated by reference to Exhibit 10.20 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.21 Credit Facility Letter dated June 18, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank . Incorporated by reference to Exhibit 10.21 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.22 Credit Facility Letter dated June 27, 2008 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank . Incorporated by reference to Exhibit 10.22 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.23 Credit Facility Letter dated June 27, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi’an branch of China Construction Bank . Incorporated by reference to Exhibit 10.23 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.24 Credit Facility Letter dated August 10, 2008 between Huludao Wonder Fruit Co., Ltd. and Suizhong Branch, Huludao City Commercial Bank . Incorporated by reference to Exhibit 10.24 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.25 Real Estate Lease, dated June 23, 2008 between Zhonghai Trust Co., Ltd. and Shaanxi Tianren Organic Food Co., Ltd. for the premises located at the 16th floor of National Development Bank Tower in Xi’an, China . Incorporated by reference to Exhibit 10.25 to Pre-Effective Amendment No. 2 to the 2008 S-1.

10.26  Credit Facility Letter dated October 15, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Gaoxin branch of China Construction Bank.  Incorporated by reference to Exhibit 10.26 to the 2008 10-K.

10.27  Credit Facility Letter dated December 5, 2008 between Shaanxi Tianren Organic Food Co., Ltd. and Hi-tech Industrial Development Zone, Xi'an branch of the China Construction Bank.  Incorporated by reference to Exhibit 10.27 of the 2008 10-K.

10.28  Exchange Agreement, dated as of May 28, 2009 between the Company, Barron Partners LP and Eos Holdings, LLC. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2009 (the “June 2009 8-K”).

10.29  Waiver and Release, dated as of May 28, 2009 by Barron Partners LP in favor of the Company.  Incorporated by reference to Exhibit 10.2 to the June 2009 8-K.

10.30  Waiver and Release, dated as of May 28, 2009 by Eos Holdings, LLC in favor of the Company. Waiver and Release, dated as of May 28, 2009 by Barron Partners LP in favor of the Company.  Incorporated by reference to Exhibit 10.3 to the June 2009 8-K.

10.31 Underwriting Agreement, dated as of October 28, 2009, by and among the Company, Roth Capital Partners, LLC and Maxim Group LLC. Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on October 29, 2009.

10.32 English translation of the Stock Purchase Agreement dated as of November 18, 2009, by and between Shaanxi Tianren Organic Food Co., Ltd. and Xi’an Dehao Investment & Consulting Co., Ltd. Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on November 20, 2009.

10.33 Warrant to purchase 100,000 of the Company’s Common Stock issued to Spring Liu, dated December 9, 2009. Incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed with the Commission on January 13, 2010.

10.34 English translation of the Distribution Agreement dated as of January 7, 2010, by and between Shanghai Tianren Organic Food, Ltd. and Beijing Ni’aode Trading Co., Ltd. Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed with the Commission on January 13, 2010.

16.1 Letter from Tavarsan Askelson & Company LLP dated March 6, 2008. Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Commission on March 6, 2008.

16.2 Letter from Child, Van Wagoner & Bradshaw, PLLC dated December 14, 2009. Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Commission on December 14, 2009.

21.1 Description of Subsidiaries of the Company. Incorporated by reference to Exhibit 21.1 to the March 3, 2008 8-K.

23.1 Consent of counsel to the use of the opinion annexed at Exhibit 5.1 (contained in the opinion filed as Exhibit 5.1)

23.2 Consent of Child, Van Wagoner & Bradshaw, PLLC*

*    Filed herewith
** Previously filed.